ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021

DATED MARCH 28, 2022

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021

PRELIMINARY NOTES

Effective Date of Information

All information in this annual information form (this “AIF”) of Americas Gold and Silver Corporation (“Americas Gold and Silver” or the “Company”) is as at December 31, 2021, unless otherwise indicated. This AIF is dated March 28, 2022.

Additional Information

Additional information is provided in the Company’s audited consolidated financial statements for the years ended December 31, 2021 and 2020 (the “2021 Annual Financial Statements”) and Management’s Discussion and Analysis dated March 17, 2022 for the year ended December 31, 2021 (the “2021 Annual MD&A”), each of which has been filed on the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) (www.sedar.com). Additional information, including directors’ and officers’ remuneration and indebtedness and information concerning the principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, where applicable, will be contained in the Company’s Management Information Circular to be filed in connection with its upcoming annual meeting of shareholders for 2022 (the “2022 Circular”). This information, including the 2021 Annual MD&A and the 2021 Annual Financial Statements, and other additional information relating to the Company may be found in the Company’s public filings with provincial securities regulatory authorities which can be found on the Company’s profile on the SEDAR website at www.sedar.com and with the U.S. Securities and Exchange Commission (the “SEC”) on the Electronic Data-Gathering, Analysis and Retrieval (“EDGAR”) website at www.sec.gov/edgar.html or, in the case of the 2022 Circular, will be made available in accordance with the time requirements of Canadian and U.S. securities laws.

Non-GAAP and Other Financial Measures

The Company has included certain non-GAAP and other financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP and other financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliations and descriptions can be found under the heading “Non-GAAP and Other Financial Measures” of the 2021 MD&A, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

Interpretation and Definitions

A glossary of certain technical terms, abbreviations and measurement conversions is set forth in Appendix A.

***

Currency and Exchange Rate

Unless otherwise indicated, in this AIF all references to “dollar” or the use of the symbol “$” are to the United States dollar and all references to “C$” are to the Canadian dollar. The daily average exchange rate for Canadian dollars in terms of the United States dollar on December 31, 2021 and March 28, 2022 as reported by the Bank of Canada was 1.2678 and 1.2541, respectively. The daily average exchange rate for Canadian dollars in terms of the Mexican peso on December 31, 2021 and March 28, 2022 as reported by the Bank of Canada was 0.06209 and 0.06236, respectively.

United States Dollars into Canadian Dollars	2021	2020	2019
Closing	1.2678	1.2732	1.2988
Average	1.2535	1.3415	1.3269
High	1.2942	1.4496	1.3600
Low	1.2040	1.2718	1.2988
Mexican Pesos into	2021	2020	2019
Canadian Dollars
Closing	0.06209	0.06404	0.06882
Average	0.06181	0.06267	0.06894
High	0.06477	0.07140	0.07120
Low	0.05856	0.05653	0.06609

Forward-Looking Statements

Statements contained in this AIF that are not current or historical factual statements may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this AIF, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this AlF and its appendices describe expectations as at the date hereof; and (ii) actual results and events could differ materially from those expressed or implied. Capitalized terms used but not defined in this “Forward-Looking Statements” section of the AIF shall have the meaning ascribed to such term elsewhere in the AIF.

Specific forward-looking statements in this AIF include, but are not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; estimates of mineral reserves and resources; the realization of mineral reserve estimates; the impairment of mining interests and non-producing properties; the timing for completion of the test work and receipt of the results thereof at Relief Canyon; the timing for resumption of mining operations at Relief Canyon and if and when determined achieving ramp-up to full operations at Relief Canyon; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the success of exploration and development activities; statements regarding the Galena

Complex Recapitalization Plan, including with respect to underground development improvements, equipment procurement and the drilling program and expected results thereof; material uncertainties that may impact the Company’s liquidity in the short term; the effects of COVID-19; the Company’s review of pension valuation; changes in accounting policies not yet in effect; permitting timelines; government regulation of mining operations; environmental risks; labour relations, employee recruitment and retention and pension funding; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of our business; our dividend policy; capital expenditures; Americas Gold and Silver’s ability to operate the Relief Canyon mine; the resumption of mining and processing operations at the Company’s Cosalá Operations and return to full production following the resolution of the illegal blockade, including expected production levels; the ability of the Company to target higher-grade silver ores at the Cosalá Operations; statements relating to the future financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Americas Gold and Silver; the suspension of certain operating metrics such as cash costs and all-in sustaining costs for the Galena Complex and Relief Canyon; the liquidity of the Common Shares; the proposed class action lawsuit against the Company and its Chief Executive Officer; and other events or conditions that may occur in the future.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements.

Some of the risks and other factors (some of which are beyond Americas Gold and Silver’s control) that could cause results to differ materially from those expressed in the forward-looking statements and information contained in this AIF include, but are not limited to: risks associated with market fluctuations in commodity prices; risks related to changing global economic conditions, which may affect the Company’s results of operations and financial condition including the market reaction to the COVID-19 pandemic; actual and potential risks and uncertainties relating to the ultimate geographic spread of COVID-19, the severity of the disease and the duration of the COVID-19 pandemic and issues relating to its resurgence and/or the emergence of new strains of COVID-19, including potential material adverse effects on the Company’s business, operations and financial performance; actions that have been and may be taken by governmental authorities to contain COVID-19 or to treat its impact on the Company’s business; the actual and potential negative impacts of COVID-19 on the global economy and financial markets; the Company is dependent on the success of the San Rafael project as well as its Cosalá Operations, the Galena Complex, and the Relief Canyon mine, which are exposed to operational risks and other risks, including certain development and exploration related risks, as applicable; risks related to mineral reserves and mineral resources, development and production and the Company’s ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding; some of the Company’s material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks related to the Company’s relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company’s assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company’s outstanding debt and its ability to make scheduled payments of interest and principal thereon; the Company may engage in hedging activities; risks associated with the Company’s business objectives; risks relating to mining and exploration activities and future mining operations; operational risks and hazards inherent in the mining industry; risks related to competition in the mining industry; risks relating to negative operating cash flows; risks relating to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; and risks relating to climate change and the legislation governing it.

The list above is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements. The forward-looking statements contained in this AIF represent the Company’s views only as of the date such statements were made. Forward-looking statements contained in this AIF are based on management’s plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Although forward-looking statements contained in this AIF are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the AIF. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

Cautionary Note to Investors in the United States Regarding Estimates of Measured, Indicated and Inferred Mineral Resources and Probable Mineral Reserves

This AIF includes mineral reserves and mineral resources classification terms that comply with reporting standards in Canada and are made in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information included in this AIF that describes the Company’s mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

***

CORPORATE STRUCTURE

Name, Address and Incorporation

Americas Gold and Silver was incorporated as Scorpio Mining Corporation (“Scorpio Mining”) pursuant to articles of incorporation dated May 12, 1998, under the Canada Business Corporations Act with authorized share capital of an unlimited number of common shares (the “Common Shares”). On December 23, 2014, a merger of equals transaction between Scorpio Mining and U.S. Silver & Gold Inc. (“U.S. Silver”) was completed to combine their respective businesses by way of a plan of arrangement of U.S. Silver pursuant to section 182 of the Business Corporations Act (Ontario). Following the merger of equals, the combined company changed its name to Americas Silver Corporation (“Americas Silver”) by way of articles of amendment dated May 19, 2015. On April 1, 2019, Americas Silver amended its articles to create a new class of non-voting preferred shares in the capital of Americas Silver, in connection with its acquisition of Pershing Gold Corporation (“Pershing Gold”) pursuant to a plan of merger under Nevada law (the “Pershing Gold Transaction”), which was completed on April 3, 2019. Following the completion of the Pershing Gold Transaction, the Company changed its name to “Americas Gold and Silver Corporation” pursuant to articles of amendment dated effective September 3, 2019. The Company’s principal and registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada M5H 1J8.

The Common Shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “USA” and on the NYSE American under the symbol “USAS”.

Inter-Corporate Relationships

The organizational chart below indicates the inter-corporate relationships between the Company and its material subsidiaries (and includes their jurisdiction of organization) as of the date hereof. Unless otherwise indicated, all such subsidiaries are wholly owned.

Americas Gold and Silver Corporation (Canada)
Platte River Gold Inc. (Yukon Territories)
Scorpio Holding Two Limited (British Virgin Islands)
U.S. Silver & Gold Inc. (Ontario)
Minera Platte River Gold S.A. de R L de C.V. (Mexico)
Scorpio Holding One Limited (British Virgin Islands)
RX Gold & Silver Inc. (Ontario)
U.S. Silver Corporation (Canada)
Pershing Gold Corporation (Nevada)
Minera Cosalá S.A. de C.V. (Mexico)
United States Silver, Inc. (Delaware)
Gold Acquisition Corp. (Nevada)
Pershing Royalty Company (Delaware)
Blackjack Gold Corp. (Nevada)
U.S. Silver – Idaho, Inc. (Delaware)

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company is a precious metals producer with two operations in the world’s leading silver mining regions: the Galena Complex in Idaho, USA and the Cosalá operations (“Cosalá Operations”) in Sinaloa, Mexico, and is advancing technical studies at the Relief Canyon mine (“Relief Canyon”) in Nevada, USA following a suspension of mining activities in August 2021.

In Idaho, USA, the Company operates the 60% owned Galena Complex (40% owned by Mr. Eric Sprott (“Sprott”) whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a production history of more than sixty years. The goal of the joint venture is to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs.

In Sinaloa, Mexico, the Company operates the 100%-owned Cosalá Operations, which includes the San Rafael silver-zinc-lead mine (“San Rafael”), after declaring commercial production in December 2017. Prior to that time, it operated the Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known deposits, past-producing mines, and development projects including the Zone 120 silver-copper deposit (“Zone 120”) and the El Cajón silver-copper deposit (“El Cajón”). These properties are in close proximity to the Los Braceros processing plant. The Company also owns a 100% interest in the San Felipe property in Sonora, Mexico, which it acquired in October 2020.

In Nevada, USA, the Company operates the 100%-owned, Relief Canyon mine located in Pershing County. The mine poured its first gold in February 2020 and declared commercial production in January 2021. Operations were suspended in August 2021 to resolve technical challenges related to the metallurgical characteristics of the deposit. The past-producing mine includes three historic open-pit mines, a newly constructed crusher, ore conveyor system, leach pads, and a refurbished heap-leach processing facility. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares, providing the Company the potential to expand the Relief Canyon deposit and to explore for new discoveries close to existing processing infrastructure.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company has recently restarted the Cosalá Operations following the signing of an accord with a Mexican labour union and signed by the Mexican Ministries of Economy, Interior and Labour on July 6, 2021. The Company is also focused on extending the mine life of its current assets through exploration and charting a path to profitability at the Galena Complex with the Recapitalization Plan, as well as resolving technical challenges at Relief Canyon. The Company will continue exploring and evaluating prospective areas accessible from existing infrastructure and the surface at the Galena Complex, and early-stage targets with an emphasis on the Cosalá District.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. For further information, see “Directors and Officers”.

Three Year History

Fiscal 2019

On April 3, 2019, following completion of the review and approval by the Committee on Foreign Investment in the United States, which was received on April 1, 2019, and the satisfaction of all other closing conditions, the Company completed the Pershing Gold Transaction. On closing of the Pershing Gold Transaction, the Company issued an aggregate of 24,849,270 Common Shares and 3,678,135 Preferred Shares to former Pershing Gold shareholders. Pursuant to the terms of the Merger Agreement: (i) holders of Pershing Gold common stock as of the “Effective Time” (as defined in the Merger Agreement) were entitled to receive 0.715 Common Shares for each share of common stock of Pershing Gold (the “Exchange Ratio”); and (ii) each outstanding share of Pershing Gold series E preferred stock was, at the election of the holder,(a) convertible into the right to receive 461.440 new non-voting preferred shares in the capital of the Company or (b) convertible into the right to receive the number of Common Shares to which the holder would have been entitled if each share of Series E Preferred Stock held had been converted into Pershing Gold common stock and then exchanged for Common Shares at the Exchange Ratio.

On April 3, 2019, concurrent with the completion of the Pershing Gold Transaction, the Board approved the commencement of construction at Relief Canyon to expand mining and heap leaching facilities.

On April 3, 2019, the Company also entered into a financing arrangement with Sandstorm Gold Ltd. (“Sandstorm”) for gross proceeds of approximately $42.5 million to fund the development of Relief Canyon to production. The Sandstorm financing package consisted of a $25 million precious metal delivery and purchase agreement (the “Precious Metals Purchase Agreement”), a $10 million convertible debenture, which has since been fully converted into Common Shares in accordance with its terms (the “Sandstorm Convertible Debenture”) and a $7.5 million equity placement (the “Sandstorm Private Placement” and together with the Precious Metals Purchase Agreement and the Sandstorm Convertible Debenture, the “Sandstorm Financing”). As part of the Sandstorm Financing, the Company granted a royalty over certain properties in the area surrounding Relief Canyon to a wholly owned subsidiary of Sandstorm.

The Precious Metals Purchase Agreement was entered into to fund aggregate advances for the construction and development of Relief Canyon against future fixed and variable deliveries of refined gold and silver. The fixed deliveries will consist of 32,022 ounces of refined gold over a period of 66 months that will commence between 12 to 18 months from the date of the Purchase Agreement (subject to extension in certain circumstances), depending on the timing of the first gold pour. Beginning 60 months after the commencement of the fixed delivery period, variable deliveries will commence requiring the Company to sell and deliver refined gold and silver equivalent to 4% of the production from Relief Canyon. For the variable deliveries, Sandstorm will pay a cash price of between 30% and 65% of the market price of gold and silver sold and delivered depending on the area mined. No cash price is payable by Sandstorm for the fixed deliveries as of the date hereof Sandstorm has converted the entire balance of the Convertible Debenture to Common Shares. The Company may elect to reduce the variable delivery amount under the Precious Metals Purchase Agreement from 4% to 2% of production by delivering the metal repurchase price (initially 4,000 ounces of refined gold, increasing at a rate of 10% compounded annually). The Company and its subsidiaries Pershing Gold and Gold Acquisition Corp. (“GAC”) (the direct owner of Relief Canyon) agreed to provide security in the form of first ranking pledges of the shares of Pershing Gold and GAC, guarantees from Pershing Gold and GAC, and a first ranking security interest over all of the property and assets of GAC (other than assets which do not relate to Relief Canyon), for the performance of the obligations under the Purchase Agreement.

On April 3, 2019, the Company announced the results of a Pre-Feasibility Study and initial mineral reserve estimate for a combined operation at El Cajón and Zone 120 silver-copper deposits (the “EC120 Project”) and indicated that the EC120 Project was a significant addition to the Company’s precious metals growth pipeline.

On July 19, 2019, the Company announced a non-brokered private placement with Mr. Eric Sprott for gross proceeds of $10 million through issuance of 3,955,454 of the Common Shares at approximately C$3.30 per share.

On September 9, 2019, the Company announced it had entered into a strategic joint venture agreement with Mr. Eric Sprott (the “Galena JV”) to recapitalize the mining operations at the Galena Complex (the “Recapitalization Plan”). Effective October 1, 2019, as part of the Recapitalization Plan, Mr. Eric Sprott initially invested $15 million to fund capital improvements and committed another $5 million to fund operations for the first year to earn a 40% non-controlling interest in the Galena Complex and thereafter parties revert to their percentage ownership interests to fund capital projects and operations as required. Oversight of the Galena JV consists of two nominees from the Company and one nominee from Mr. Eric Sprott. The Company will continue to manage the day-to-day operations so long as it retains an interest in the Galena JV. The goal of the Galena JV and the Recapitalization Plan is to position the Galena Complex to significantly grow reserves and resources, increase production and reduce operating costs at the mine. The strategic Galena JV and Recapitalization Plan will allow the Company to advance development, modernize infrastructure, purchase new mining equipment and target exploration potential away from current operating areas.

On December 19, 2019, the Company announced that Relief Canyon was in its final stage of construction with initial ore placement on the leach pads.

Fiscal 2020

On January 16, 2020, the Company entered into a $5 million precious metals delivery and purchase agreement with Macquarie Bank Ltd. (“Macquarie”) for working capital purposes at Relief Canyon. The $5 million advance was to be initially settled through fixed deliveries of gold production from Relief Canyon during the second half of 2020. On July 31, 2020, the Company and Macquarie amended this agreement and converted the delivery schedule to a $7.2 million loan to be repaid in equal monthly installments of $1.2 million over a six-month period commencing at the end of October 2020, among other terms.

On February 3, 2020, the Company announced that a group of individuals had illegally blockaded access to facilities at the Cosalá Operations and because of such illegal blockade there was a halt in mining and processing operations. The Company filed the applicable legal motions including criminal actions and engaged with Mexican government officials at the state and federal levels to uphold the rule of law and safely remove the illegal blockade to ensure the security of the operations.

On February 18, 2020, the Company announced that first gold production at the Relief Canyon mine had been achieved on February 17, 2020, approximately nine months after the formal commencement of construction in mid-May 2019.

On February 18, 2020, the Company announced that it had entered into an at-the-market offering agreement (the “2020 ATM Agreement”), with H.C. Wainwright & Co. LLC, acting as the lead agent, and Roth Capital Partners, LLC, as agent, pursuant to which the Company established an at-the-market equity program (the “2020 ATM Offering”).  Pursuant to the 2020 ATM Offering, the Company sold, through the lead agent, approximately 9.0 million Common Shares at an average price per share of $1.66, for gross proceeds of approximately $15 million.

On May 11, 2020, the Company received approximately $4.5 million in loan through the Paycheck Protection Program from the U.S. CARES Act to assist with payroll and other expenses at the Galena

Complex during the COVID-19 pandemic. The Company applied for forgiveness under the Act during Q2-2021 and expects to receive notification before the end of Q2-2022.

On May 13, 2020, the Company completed a bought deal public offering of 10,269,500 Common Shares at a price of C$2.80 per share for aggregate gross proceeds of approximately $20.4 million (C$28.75 million), which included the exercise by the underwriters, in full of the over-allotment option granted by the Company to the underwriters. The net proceeds were used to advance development at Relief Canyon towards commercial production, care and maintenance at the Cosalá Operations, debt repayments, and working capital and other general corporate purposes. Strategic investors led by Mr. Pierre Lassonde and Mr. Eric Sprott subscribed to approximately C$8.75 million of the bought deal public offering.

On July 8, 2020, the Company completed the outstanding option acquisition agreement for the San Felipe property located in Sonora, Mexico, with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) where the Company agreed to issue to Hochschild 1,687,401 of the Common Shares with a value equal to the outstanding payment of $3.75 million plus VAT using the 5-day volume-weighted average price on the TSX as of the date of the parties’ agreement (and for which the Company obtained price protection from the TSX pursuant to its rules), subject to adjustment in certain circumstances. On October 8, 2020, the Company issued the shares to Hochschild and closed the acquisition of the San Felipe property.

On September 4, 2020, the Company completed a bought deal public offering of 10,204,510 Common Shares at a price of C$3.86 per share for aggregate gross proceeds of approximately $29.8 million (C$39.39 million), which included the partial exercise by the underwriters of the over-allotment option granted by the Company to the underwriters. The net proceeds were used to advance development at Relief Canyon towards commercial production, care and maintenance at the Cosalá Operations, debt repayments, and working capital and other general corporate purposes.

On September 14, 2020, the Company announced a significant increase to the Galena Complex mineral resource. Based on only 33% of planned Phase 1 exploration drilling as part of the Recapitalization Plan, measured and indicated silver resources, as of June 30, 2020, increased from 27.4 million ounces to 37.3 million ounces and inferred silver resources increased from 39.0 million ounces to 78.6 million ounces. This increase represents a 36% and 101% increase, respectively, from previous reported estimates that will be updated in due course.  The Company also provided updates on the progress of the Recapitalization Plan throughout the year resulting in the rehabilitation of existing infrastructure, a reduction in operating costs and higher year-over-year production of silver and lead.

On December 15, 2020, the Company issued a $5 million promissory note to Sandstorm due June 15, 2022, with interest payable at 7% per annum and repayable at the Company’s option prior to maturity.

Fiscal 2021

On January 11, 2021, the Company announced that Relief Canyon had declared commercial production effective that day with the sustained operation of the large radial stacker which satisfied the required stacking rates following first gold pour in February 2020.

On January 29, 2021, the Company completed a bought deal public offering of 10,253,128 Common Shares at a price of C$3.31 per share for aggregate gross proceeds of approximately $26.7 million (C$33.94 million), which included the partial exercise by the underwriters of the over-allotment option granted by the Company to the underwriters for the offering. The net proceeds were used for working capital purposes at Relief Canyon, development and exploration at the Galena Complex, care and maintenance at the Cosalá Operations, debt repayments, and working capital and other general corporate purposes.

On February 1, 2021, Sandstorm converted $5 million of the principal amount of the Company’s $10 million outstanding convertible debenture into an aggregate of 2,336,448 Common Shares at a conversion price of $2.14. On March 3, 2021, Sandstorm converted the remaining $5 million principal amount of the outstanding convertible debenture into an aggregate of 2,336,448 Common Shares at the same conversion price.

On March 2, 2021, the Company amended its remaining loan payable with Macquarie to be settled through monthly fixed cash payments totaling $2.9 million payable over a 6-month period commencing March 2021, among other terms. This obligation was repaid during fiscal 2021.

On April 29, 2021, the Company issued a C$12.5 million secured convertible debenture to Royal Capital Management Corp. (“RoyCap”) due April 28, 2024 (the “2024 Convertible Debenture”) with interest payable at 8% per annum, repayable at the Company’s option prior to maturity subject to payment of a redemption premium, and convertible into Common Shares at the holder’s option at a conversion price of C$3.35. The 2024 Convertible Debenture is secured by the Company’s interest in the Galena Complex and by shares of one of the Company’s Mexican subsidiaries. The net proceeds raised from the 2024 Convertible Debenture were used in connection with capital requirements relating to the reopening of the Cosalá Operations, repayment of shorter-term debt obligations, the ramp-up at Relief Canyon and for working capital purposes.

On May 17, 2021, the Company announced that because of the differences observed between the modelled (planned) and mined (actual) ore tonnage and the carbonaceous material identified in the early phases of the mine plan, an impairment charge of $55.6 million has been taken in Q1-2021, reducing the carrying value of the Relief Canyon mineral interest, and property, plant, and equipment. An additional reduction of $23.0 million was taken to inventory because of the decreased recovery expected from gold ounces already placed on the leach pad.

On May 17, 2021, the Company announced it had entered into an at-the-market offering agreement (the “ATM Agreement”) with H.C. Wainwright & Co. LLC, acting as the lead agent, and Roth Capital Partners, LLC, as agent, pursuant to which the Company established an at-the-market equity program for aggregate gross proceeds to the Company of up to $50.0 million (the “ATM Program”). During 2021, the Company sold approximately 27.3 million Common Shares pursuant to the ATM Program with an average price per share of approximately $1.15 for gross proceeds of approximately $31.4 million. As of March 17, 2022, it has sold approximately 39.5 million Common Shares pursuant to the ATM Program with an average price per share of approximately $1.06 for gross proceeds of approximately $42.0 million.

On July 7, 2021, the Company announced that it had signed an agreement with the federal Mexican Ministries of Economy, Interior and Labour committing along with certain union representatives to a reopening at the Cosalá Operations shut since early 2020 by the illegal blockade.

In July 2021, the Company was served with a statement of claim filed in the Ontario Superior Court of Justice to commence a proposed class action lawsuit against the Company and its Chief Executive Officer (the “Securities Action”). Pursuant to the Securities Action, the representative plaintiff seeks damages of C$130 million in relation to the Company’s public disclosure concerning its Relief Canyon mine. Although no assurance can be given with respect to the ultimate outcome, the Company believes that the complaint against it is unfounded and without merit and intends to vigorously defend the proceeding.

On August 13, 2021, the Company and the Board of Directors temporarily suspended mining operations at Relief Canyon while it continues leaching operations and ongoing technical studies in order to prioritize capital for the Cosalá Operations re-opening and the Galena hoist replacement.

On September 8, 2021, the Company provided an update Mineral Reserve and Resource statement as at June 30, 2021. With Phase 1 drilling of Galena’s Recapitalization Plan complete, there was a 38% increase in proven and probable silver mineral reserve at the Galena Complex from 12.0 million silver ounces to 16.6 million silver ounces year-over-year on a 100% basis. On a consolidated and attributable basis, estimated contained metal in the proven and probably mineral reserve (“P&P”) categories totalled 32.5 million ounces of silver, 139.9 million pounds of zinc, 114.3 million pounds of lead and 30.2 million pounds of copper. Estimated contained metal in the measured and indicated mineral resource (“M&I”) categories totalled 72.2 million ounces of silver, 584 thousand ounces of gold, 804.5 million pounds of zinc, 725.4 million pounds of lead and 34.4 million pounds of copper.

On October 21, 2021, the Company closed a non-brokered private placement with Sandstorm for gross proceeds of $2.5 million through issuance of approximately 3.3 million of the Common Shares priced at approximately C$0.94 per share. The proceeds will be used for general corporate purposes including the reopening of the Cosalá Operations and the Recapitalization Plan.

On November 12, 2021, the Company amended its existing 2024 Convertible Debenture by increasing the principal balance by C$6.3 million to a total principal balance of C$18.8 million, in addition to amending its conversion price of C$3.35 to C$1.48 (based on a 35% premium to the 5-day VWAP), and the terms to its Retraction Option from a retraction of C$0.3 million cumulative per month to a retraction of C$0.45 million cumulative per month. All other material terms of the 2024 Convertible Debenture remain unchanged. The net proceeds raised will be used for the reopening of the Cosalá Operations and working capital purposes. During 2021, the 2024 Convertible Debenture was reduced to C$17.9 million through partial retractions by RoyCap for C$0.9 million settled through issuance of approximately 0.8 million of the Common Shares. As of March 17, 2022, the 2024 Convertible Debenture was further reduced to C$16.8 million through partial retractions by RoyCap for C$1.1 million settled through issuance of approximately 1.1 million of the Common Shares.

In December 2021 the Cosalá Operations resumed commercial production following the signing of an accord with a Mexican labour union signed by the Mexican Ministries of Economy, Interior and Labour in July 2021 and recalling workers in September 2021. The Los Braceros mill ramped up to nameplate production in December 2021. Concentrate shipments resumed with a return to revenue and cash flow generation in Q4-2021.

Continuing Operations and Actual and Anticipated Impact of COVID-19

The effect of the COVID-19 pandemic on the Company’s operations has been varied. At Relief Canyon, the COVID-19 pandemic and associated restrictions previously limited the Company’s ability to promptly troubleshoot ramp-up issues and were a factor in delaying the achievement of commercial production. COVID-19 was detected among certain key personnel at Relief Canyon in December 2020, following which the Company implemented measures to isolate those diagnosed with COVID-19 and to prevent further spread and infection. These measures were successful, with no further cases being detected. The Company’s top priority is to maintain the health and safety of its employees and contractors, their families, and the community, and will continue to follow applicable COVID-19 safety measures and guidance from public health authorities regarding response and containment measures.

In addition, mining and processing operations at the Cosalá Operations were temporarily halted as a result of an illegal blockade of the Cosalá Operations. On March 31, 2020, the Government of Mexico declared a national health emergency with extraordinary measures due to the COVID-19 pandemic and instituted a national COVID-19 related decree for the temporary suspension of all non-essential businesses in the country, including all mining activities, until April 30, 2020 (later extended to May 31, 2020). The Company’s efforts at resolving the illegal blockade were prolonged by the temporary closure of Mexican government offices.

As a result of the rapidly changing and ongoing uncertainty caused by the COVID-19 pandemic, the Company withdrew its full year 2020 guidance on May 4, 2020. The Company will continue to target safe and effective execution of its operating and production plans. The Company continues to assess the potential impacts of the COVID-19 pandemic on operations.

Sustainability Performance

In March 2021, the Company released its first sustainability report for the Cosalá Operations, “Working Towards Sustainability.” This report focused on the Company’s Environmental, Social, and Governance (ESG) strategy, management, policies, and performance at the Cosalá Operations between January 1, 2018, and January 31, 2020, and, overall, highlighting the Company’s commitment to the mining industry in Mexico and to the Cosalá community in Sinaloa. The Company’s disclosure in this report was centered on the five key pillars of its corporate responsibility strategy, including governance and business ethics, our people, health and safety, environmental stewardship, and community involvement. The Company also affirmed its commitment to make annual sustainability reporting a key component of its ongoing sustainability strategy. In accordance with best business practices, the report accounted for the Company’s fulfillment of its labour commitments, as well as the environmental, social, safety, and economic impacts in the community where the Cosalá Operations are located. Key highlights of the Company’s ESG performance at the Cosalá Operations and the full text of the report are available on the Company’s website. The content of the Company’s website and information accessible through the website do not form part of this AIF.

***

DESCRIPTION OF THE BUSINESS

Summary

The Company is engaged in the evaluation, acquisition, exploration, development and operation of precious metals and polymetallic mineral properties, primarily those already producing or with the potential for near-term production. The Company’s geographic focus is the Western Hemisphere, particularly Canada, the United States and Mexico. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico and the Relief Canyon mine in Nevada, U.S.A.; manages the 60%-owned Galena Complex in Idaho, U.S.A.; and owns the San Felipe property in Sonora, Mexico.

Principal Product

The Company produces gold doré and silver-bearing zinc and lead concentrates. The Company believes that because of the availability of alternate processing and commercialization options for its doré and concentrates, it is not dependent on a particular purchaser with regard to the sale of its products.

Production

The Company operates the 60% owned Galena Complex located near the town of Wallace in the State of Idaho, U.S.A., the 100%-owned Cosalá Operations located near the town of Cosalá in the State of Sinaloa, Mexico and the 100%-owned Relief Canyon mine located near the town of Lovelock, Nevada, U.S.A.

The Galena Complex produces a silver-lead concentrate. Ore mined at the Galena Complex is milled at the Galena mill. The Galena mill has an installed milling capacity of 630 tonnes-per-day. The 450 tonne-per-day capacity Coeur mill is currently on care and maintenance.

The high grade and “narrow vein” nature of the underground Galena Complex requires careful application of selective mining techniques such as overhand cut and fill. As well, the age and expanse of the underground infrastructure demands regular, ongoing maintenance. As such, production and operating costs will display a degree of variability depending on a number of timing and other factors. Substantial resources exist outside of the defined reserve, and exploration continues to develop resources and identify new areas of mineralization. The Recapitalization Plan for the Company’s Galena Complex began in mid-October 2019 and continued through 2021 with the focus on mine development, new equipment purchases and exploration to define and expand silver resources.

Ore at the Cosalá Operations is produced from the San Rafael mine and treated at the Los Braceros process plant. San Rafael is an underground silver-zinc-lead mine which entered commercial production in December 2017. The Los Braceros process plant, located 9 kilometers east southeast of the San Rafael mine, produces silver-bearing zinc and lead concentrates. The facility processes approximately 1,700 tonnes per day.

Commercial production at San Rafael was declared in 2017. An illegal blockade at the Cosalá Operations began in early 2020, causing mining and processing to be suspended while the Company worked to resolve the illegal blockade and related matters from Q1 2020 to Q4 2021.

Ore mined from the open pit at Relief Canyon is crushed and stacked onto the heap leach pads for leaching. Pregnant heap leach solution collected from the heap leach pads is processed in the absorption-desorption-recovery (“ADR”) plant to produce gold doré.

The Company completed construction activities at Relief Canyon in late January 2020 following formal commencement of construction in mid-July 2019. The main construction activities included building new heap leach pads, refurbishment of the ADR plant, pre-production activities in the existing open pit mine, installation of a primary jaw crusher with associated ancillary equipment, such as the reclaim tunnel and installation a 3,200-foot overland conveyor system. The Company completed the first gold pour on February 17, 2020, and declared commercial production on January 11, 2021, before the decision was made to temporarily suspended mining operations as of August 13, 2021, while it continues leaching operations and ongoing metallurgical test work.

***

Consolidated Results and Developments

Fiscal Year Ended December 312021	2021[1]	2020[1]	2019[1]
Revenues ($ M)	$44.8	$27.9	$58.4
Net Loss ($ M)	(160.6)	(30.1)	(34.2)
Comprehensize Loss ($ M)	(159.8)	(33.2)	(35.1)
Net Loss per Common Share - Basic and Diluted	$(1.11)	$(0.24)	$(0.46)

Silver Produced (oz)	61,001	39,117	1,163,618
Zinc Produced (lbs)	4,164,185	3,221,744	43,314,002
Lead Produced (lbs)	1,672,806	1,203,720	26,193,098
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$7.47	$7.19	$8.43
Cash Cost/Ag Oz Produced ($/oz)[2,3]	$(18.53)	$(11.32)	$4.61
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2,3]	$(14.67)	$(0.83)	$12.71

Cash ($ M)	$2.9	$4.7	$20.0
Receivables ($ M)	8.2	5.1	5.3
Inventories ($ M)	17.9	9.4	8.5

Property, Plant and Equipment ($ M)	$177.9	$259.3	$190.4

Current Assets ($ M)	$23.5	$20.1	$34.9
Current Liabilities ($ M)	45.6	39.0	34.8
Working Capital ($ M)	(22.1)	(18.9)	0.1

Total Assets ($ M)	$213.4	$284.8	$231.0
Total Liabilities ($ M)	109.6	103.6	92.0
Total Equity ($ M)	103.8	181.2	139.0

[1]	Consolidated production results exclude the Galena Complex after Q3-2019 due to the Recapitalization Plan, and are nil from Q2-2020 to Q3-2021 due to the Cosalá Operations being placed under care and maintenance effective February 2020 as a result of the illegal blockade.
[2]	Cost per ounce measurements during fiscal 2021 were based on operating results starting from December 1, 2021 following return to nameplate production of the Cosalá Operations. Throughout this AIF, all other production results from the Cosalá Operations during fiscal 2021 were determined based on total production during the year.
[3]	This is a non-GAAP financial measure or ratio. Refer to “Non-GAAP and Other Financial Measures” section in the Company’s 2021 Annual MD&A.

Consolidated operating results from 2021 were generally not comparable to 2020 due to the illegal blockade at the Cosalá Operations, the suspension of certain operating metrics for the Galena Complex until the Recapitalization Plan is substantially completed, and the continued ramp up of operations at Relief Canyon with commercial production declared effective January 11, 2021. Specifically, the Cosalá Operations had no production, and mining and processing were suspended at the end of January 2020 in response to the illegal blockade. As a result, the consolidated silver and silver equivalent production during 2020 decreased by 95% compared to 2019.

Revenues similarly decreased by 52% to $27.9 million in 2020 from $58.4 million to 2019 primarily due to the illegal blockade at the Cosalá Operations. The net loss was $30.1 million in 2020 compared to a net loss of $34.2 million during 2019, representing a decrease of 12%. The decrease in net loss was primarily attributable to lower corporate general and administrative expenses, lower transaction costs, lower interest and financing expense, lower loss on derivative instruments, and higher income tax recovery, offset by the result of the illegal blockade, specifically: lower net revenue, lower cost of sales, lower depletion and amortization, and higher care and maintenance costs, and additionally by offset higher exploration costs. These variances are further discussed in the following sections and in the Company’s 2021 Annual MD&A.

The realized silver price increased by 29% from 2019 to 2020 with realized zinc and lead prices both decreasing by 10% and 7%, respectively, during the same period. Realized silver prices of $20.61/oz. for 2020 (2019 – $15.99/oz.) is comparable to the average London silver spot price of $20.51/oz. for 2020 (2019 – $16.21/oz.). Realized silver price is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges.

Cosalá Operations

	Fiscal Year Ended December 31,
	2020	2019
Tonnes Milled	43,253	613,814
Silver Grade (g/t)	48	50
Zinc Grade (%)	4.26	3.96
Lead Grade (%)	1.70	1.64
Silver Recovery (%)	58.7	58.5
Zinc Recovery (%)	79.3	80.8
Lead Recovery (%)	74.3	73.8
Silver Produced (oz)	39,117	572,036
Zinc Produced (lbs)	3,221,744	43,314,002
Lead Produced (lbs)	1,203,720	16,374,030
Total Gold Equivalent Produced (oz)[1]	420	5,240
Total Silver Equivalent Produced (oz)[2]	308,435	4,685,053
Silver Sold (oz)	34,693	566,856
Zinc Sold (lbs)	3,083,663	41,733,934
Lead Sold (lbs)	988,828	16,296,085
Cost of Sales/Ag Eq Oz Produced ($/oz)	$7.19	$5.90
Cash Cost/Ag Oz Produced ($/oz)[3]	$(11.32)	$(18.31)
All-In Sustaining Cost/Ag Oz Produced ($/oz)[3]	$(0.83)	$(10.90)

[1]	Throughout this AIF, gold equivalent production was calculated based on gold and silver production at average gold spot prices and average silver realized prices during each respective period and excludes base metal production.
[2]	Throughout this AIF, silver equivalent production was calculated based on all metals production at average gold spot prices, and average silver, zinc, and lead realized prices during each respective period.
[3]	This is a non-GAAP financial measure or ratio. Refer to “Non-GAAP and Other Financial Measures” section in the Company’s 2021 Annual MD&A.

In February 2020, the Company announced an illegal blockade had been put in place at the Cosalá Operations by a group of individuals including a small minority of the Company’s hourly workforce. As a result, mining and processing activities at the Cosalá Operations were suspended from January 2020 until November 2021. These efforts were prolonged by the temporarily closure of Mexican government offices as Mexico continues to be significantly impacted by COVID-19. See “Recent Developments and Operational Discussion – Cosalá Operations: COVID-19 and Illegal Blockade” in the 2021 Annual MD&A for further information.

The combination of higher silver prices and re-opening of the mine upon resolution of the illegal blockade should allow the Company to target the higher-grade silver ores in the Upper Zone of San Rafael and develop the silver-copper EC120 area moving forward. Mining these higher-grade areas of the Cosalá Operations is expected to significantly increase silver production in the next few years after the Cosalá Operations are restarted.

Galena Complex

	Fiscal Year Ended December 31,
	2020	2019
Tonnes Milled	128,673	111,391
Silver Grade (g/t)	234	218
Lead Grade (%)	7.32	5.46
Silver Recovery (%)	96.1	96.2
Lead Recovery (%)	92.6	92.4
Silver Produced (oz)	929,324	751,182
Lead Produced (lbs)	19,236,933	12,376,452
Total Gold Equivalent Produced (oz)[1]	10,853	8,782
Total Silver Equivalent Produced (oz)[2]	1,711,410	1,445,046
Silver Sold (oz)	898,276	748,478
Lead Sold (lbs)	18,550,181	12,353,918

[1]	Throughout this AIF, gold equivalent production was calculated based on gold and silver production at average gold spot prices and average silver realized prices during each respective period and excludes base metal production.
[2]	Throughout this AIF, silver equivalent production was calculated based on all metals production at average gold spot prices, and average silver, zinc, and lead realized prices during each respective period.

The Company announced a strategic joint venture agreement with Mr. Eric Sprott in September 2019 to recapitalize the mining operations at the Galena Complex. The goal of the joint venture is to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine over the next two years. The strategic 60/40 joint venture has allowed the Company to take corrective action: to advance development, modernize infrastructure, purchase new mining equipment and conduct exploration to define and expand silver resources. The Company has suspended disclosure of certain operating metrics such as cash costs, and all-in sustaining costs for the Galena Complex until the Recapitalization Plan is substantially completed.

Employees

As at December 31, 2021, the Company had the following number of employees:

	Galena Complex	Relief Canyon	Cosalá Operations	Corporate	Total
Salary	42	4	98	10	154
Hourly	212	11	200	1	424
Total	254	15	298	11	578

* The hourly workers at the Galena Complex and Cosalá Operations are covered by collective bargaining agreements. See “Changes to Contracts and Economic Dependence” also see “Risk Factors – Labour Relations, Employee Recruitment, Retention and Pension Funding”.

In addition, the Company, from time to time, employs outside contractors on a fee-for-service basis.

Specialized Skill and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, metallurgy, engineering, logistical planning and implementation of programs as well as finance and accounting and legal/regulatory compliance. While competitive conditions exist in the industry, the Company has been able to locate and retain employees and consultants with such skills and believes it will continue to be able to do so in the foreseeable future.

Competitive Conditions

Competition in the mineral exploration industry is intense. The Company competes with other mining companies, many of which have significant financial resources and technical facilities for the acquisition and development of, and production from, mineral interests, as well as for the recruitment and retention of qualified employees and consultants. The ability of the Company to acquire viable mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Business Cycles

The mining business is highly cyclical. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. The ultimate economic viability of the Company’s projects is related and sensitive to the market price of gold and silver as well the market price of by-products such as zinc, lead and copper. Metal prices fluctuate widely and are affected by numerous factors such as global supply, demand, inflation, exchange rates, interest rates, forward selling by producers, central bank sales and purchases, production, global or regional political, economic or financial situations and other factors beyond the control of the Company.

Changes to Contracts and Economic Dependence

The Company’s cash flow is dependent on delivery of its ore concentrate to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on periodic deliveries. The Company may sell its concentrate to a metal trader while it is at the smelter in order to help manage its cash flow. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in smelter provider capabilities could severely impact the Company’s capital resources. Although the Company sells its concentrate to a limited number of customers, it is not economically dependent upon any one customer as there are other markets throughout the world for the Company’s concentrate.

Environmental Protection

The Company’s mining, exploration and development activities are subject to various federal, state and municipal laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties. In all jurisdictions where the Company operates, specific statutory and regulatory requirements and standards must be met throughout the exploration, development and operations stages of a mining property with regard to matters including water quality, air quality, wildlife protection, solid and hazardous waste management and disposal, noise, land use and reclamation. Changes in any applicable governmental regulations to which the Company is subject may adversely affect its operations. Failure to comply with any condition set out in any required permit or with applicable regulatory requirements may result in the Company being unable to continue to carry out its activities. The impact of these requirements cannot accurately be predicted.

Management estimates costs associated with reclamation of mining properties as well as remediation costs for inactive properties. The Company uses assumptions about future costs, including inflation, prices, mineral processing recovery rates, production levels and capital and reclamation costs. Such assumptions are based on the Company’s current mining plan and the best available information for making such estimates. Details and quantification of the Company’s reclamation and closure costs are discussed in the 2021 Annual Financial Statements (see “Note 3 – Decommissioning Provision”) and the 2021 Annual MD&A (see “Significant Accounting Estimates and Judgements – Decommissioning Provision”). See also “Risk Factors – Government Regulation and Environmental Compliance”.

The Company is focused on strengthening monitoring, controls and disclosure of environmental issues that affect employees and the surrounding communities. Through proactive public engagement, the Company continues to gain a better understanding of the concerns of area-wide citizens and regulators and continues to work collaboratively to identify the most reasonable and cost-effective measures to address the most pressing concerns.

Foreign Operations

As of the date hereof, substantially all of the Company’s long-term assets, comprising its mineral properties, are located in Mexico and the United States.

Tax Considerations

With current operations in the United States and Mexico, the Company is subject to the tax considerations of those jurisdictions. Certain changes to United States and Mexican tax laws affect the Company. See “Risk Factors – Tax Considerations” and “Note 24 – Income Taxes” of the Company’s 2021 Annual Financial Statements

On December 22, 2017, the United States government enacted a tax reform with changes to reducing the corporate income tax rate from 35% to 21% and repealing the corporate alternative minimum tax effective January 1, 2018. On March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief, and Economic Security Act, which included certain changes in tax law intended to stimulate the U.S. economy in light of the COVID-19 coronavirus outbreak, including temporary beneficial changes to the treatment of net operating losses, interest deductibility limitations and payroll tax matters.

In light of the new United States presidential administration, it cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in the Company’s or investors’ tax liability or require changes in the manner in which the Company operates in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof.

***

MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Americas Gold and Silver’s Mineral Reserves and Mineral Resources have been estimated as at June 30, 2021 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into NI 43-101. See “Glossary of Technical Terms”.

Americas Gold and Silver’s Mineral Reserves and Mineral Resources Statement as at June 30, 2021, presents the Mineral Reserves and Mineral Resources at the Relief Canyon Project following the Company’s determination to reclassify all of the Proven and Probable Mineral Reserves at the Relief Canyon Project into Measured and Indicated Mineral Resources, following the temporary suspension of mining operations on August 13, 2021, and while it continues leaching operations, ongoing technical studies and working to improve recovery and operations. These efforts are expected to continue through the first half of 2022. The Company will reassess the status of the operation and its current classification of its Mineral Reserves and Mineral Resources at the Relief Canyon Project as the results of these efforts (and others) become available and the results are assessed.

2021 production details are provided under “Description of the Business – Production” and in the 2021 Annual Financial Statements and the 2021 Annual MD&A.

For further detail regarding the extent to which estimates of Mineral Reserves and Mineral Resources may be materially affected by external factors, including metallurgical, environmental, permitting, title and other risks and relevant issues, please refer to “Risk Factors – Mineral Reserves and Resources, Development and Production”.

***

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT - JUNE 30, 2021
Proven and Probable Mineral Reserves - June 30, 2021

Silver Mineral Reserves
	Proven			Probable			Proven and Probable
Property	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
Galena - Ag-Pb (60%)	112	227	817	306	256	2,517	418	248	3,335
Galena - Ag-Cu (60%)	59	774	1,458	176	913	5,157	234	878	6,614
Galena Subtotal (60%)	170	415	2,275	482	495	7,674	652	475	9,949
San Rafael	845	152	4,115	1,113	109	3,918	1,958	128	8,033
El Cajón	-	-	-	831	147	3,939	831	147	3,939
Zone 120	-	-	-	2,047	161	10,610	2,047	161	10,610
Cosalá Subtotal	845	152	4,115	3,991	144	18,467	4,835	145	22,582
Total Silver	1,015	196	6,390	4,472	182	26,141	5,487	184	32,531

Zinc Mineral Reserves
	Proven			Probable			Proven and Probable
Property	Tonnes (kt)	Grade (%)	Pounds (Mlbs)	Tonnes (kt)	Grade (%)	Pounds (Mlbs)	Tonnes (kt)	Grade (%)	Pounds (Mlbs)
San Rafael Subtotal	845	3.21	59.8	1,113	3.26	80.1	1,958	3.24	139.9
Total Zinc	845	3.21	59.8	1,113	3.26	80.1	1,958	3.24	139.9

Lead Mineral Reserves
	Proven			Probable			Proven and Probable
Property	Tonnes (kt)	Grade (%)	Pounds (Mlbs)	Tonnes (kt)	Grade (%)	Pounds (Mlbs)	Tonnes (kt)	Grade (%)	Pounds (Mlbs)
Galena Subtotal (60%)	112	6.67	16.4	306	6.21	41.9	418	6.33	58.3
San Rafael Subtotal	845	1.40	26.1	1,113	1.21	29.8	1,958	1.30	55.9
Total Lead	956	2.02	42.6	1,419	2.29	71.7	2,376	2.18	114.3

Copper Mineral Reserves
	Proven			Probable			Proven and Probable
Property	Tonnes (kt)	Grade (%)	Pounds (Mlbs)	Tonnes (kt)	Grade (%)	Pounds (Mlbs)	Tonnes (kt)	Grade (%)	Pounds (Mlbs)
Galena Subtotal (60%)	59	0.63	0.8	176	0.73	2.8	234	0.71	3.7
El Cajón	-	-	-	831	0.46	8.4	831	0.46	8.4
Zone 120	-	-	-	2,047	0.40	18.1	2,047	0.40	18.1
Cosalá Subtotal	-	-	-	2,877	0.42	26.5	2,877	0.42	26.5
Total Copper	59	0.63	0.8	3,053	0.44	29.3	3,112	0.44	30.2

Measured and Indicated Mineral Resources - June 30, 2021

 Gold Mineral Resources - Exclusive of Mineral Reserves

	Measured			Indicated			Measured and Indicated
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
Relief Canyon Subtotal	12,457	0.89	355	10,985	0.65	229	23,443	0.78	584
Total Gold	12,457	0.89	355	10,985	0.65	229	23,443	0.78	584

 Silver Mineral Resources - Exclusive of Mineral Reserves

	Measured			Indicated			Measured and Indicated
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
Relief Canyon Subtotal	12,457	3.4	1,356	10,985	0.6	221	23,443	2.1	1,577
Galena - Ag-Pb (60%)	326	324	3,396	1,768	308	17,526	2,094	311	20,923
Galena - Ag-Cu (60%)	257	684	5,654	594	626	11,951	851	643	17,605
Galena Subtotal (60%)	583	483	9,050	2,362	388	29,477	2,945	407	38,527
San Rafael	1,317	100	4,218	1,909	78	4,762	3,226	87	8,980
Nuestra Señora	257	85	700	1,879	89	5,379	2,136	89	6,079
El Cajón	-	-	-	324	126	1,318	324	126	1,318
Zone 120	-	-	-	1,989	102	6,495	1,989	102	6,495
Cosalá Subtotal	1,574	97	4,918	6,102	92	17,954	7,676	93	22,872
San Felipe Subtotal	-	-	-	4,767	60	9,174	4,767	60	9,174
Total Silver	14,614	33	15,324	24,216	73	56,826	38,830	58	72,150

 Zinc Mineral Resources - Exclusive of Mineral Reserves

	Measured			Indicated			Measured and Indicated
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)
San Rafael	1,317	2.37	68.9	1,909	2.17	91.2	3,226	2.25	160.1
Nuestra Señora	257	1.76	10.0	1,879	1.74	71.9	2,136	1.74	81.9
Cosalá Subtotal	1,574	2.27	78.9	3,788	1.95	163.1	5,362	2.05	242.0
San Felipe Subtotal	-	-	-	4,767	5.35	562.5	4,767	5.35	562.5
Total Zinc	1,574	2.27	78.9	8,555	3.85	725.6	10,129	3.60	804.5

 Lead Mineral Resources - Exclusive of Mineral Reserves

	Measured			Indicated			Measured and Indicated
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)
Galena Subtotal (60%)	326	8.11	58.3	1,768	7.74	301.7	2,094	7.80	360.0
San Rafael	1,317	1.00	29.1	1,909	0.97	40.7	3,226	0.98	69.8
Nuestra Señora	257	0.84	4.8	1,879	0.82	33.9	2,136	0.82	38.7
Cosalá Subtotal	1,574	0.98	33.9	3,788	0.89	74.6	5,362	0.92	108.5
San Felipe Subtotal	-	-	-	4,767	2.44	256.8	4,767	2.44	256.8
Total Lead	1,900	2.20	92.2	10,323	2.78	633.2	12,223	2.69	725.4

 Copper Mineral Resources - Exclusive of Mineral Reserves

	Measured			Indicated			Measured and Indicated
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)
Galena Subtotal (60%)	257	0.68	3.9	594	0.55	7.3	851	0.59	11.1
Nuestra Señora	257	0.16	0.9	1,879	0.20	8.2	2,136	0.19	9.2
El Cajón	-	-	-	324	0.39	2.8	324	0.39	2.8
Zone 120	-	-	-	1,989	0.26	11.3	1,989	0.26	11.3
Cosalá Subtotal	257	0.16	0.9	4,193	0.24	22.3	4,450	0.24	23.2
Total Copper	514	0.42	4.8	4,787	0.28	29.6	5,301	0.29	34.4

Inferred Mineral Resources - June 30,2021

Gold Mineral Resources
	Inferred
	Tonnes	Grade	Ounces
Property	(kt)	(g/t)	(koz)
Relief Canyon Subtotal	2,732	0.29	25
Total Gold	2,732	0.29	25

Silver Mineral Resources
	Inferred
	Tonnes	Grade	Ounces
Property	(kt)	(g/t)	(koz)
Relief Canyon Subtotal	2,732	0.08	7
Galena - Ag-Pb (60%)	3,373	372	40,354
Galena - Ag-Cu (60%)	1,048	700	23,575
Galena Subtotal (60%)	4,421	450	63,929
San Rafael	348	149	1,664
Nuestra Señora	2,009	101	6,539
El Cajón	234	108	812
Zone 120	363	102	1,188
Cosalá Subtotal	2,954	107	10,203
San Felipe Subtotal	2,100	47	3,173
Total Silver	12,208	197	77,312

Zinc Mineral Resources
	Inferred
	Tonnes	Grade	Pounds
Property	(kt)	(%)	(Mlbs)
San Rafael	348	0.38	2.9
Nuestra Señora	2,009	1.90	84.3
Cosalá Subtotal	2,357	1.68	87.2
San Felipe Subtotal	2,100	3.48	161.0
Total Zinc	4,457	2.53	248.2

Lead Mineral Resources
	Inferred
	Tonnes	Grade	Pounds
Property	(kt)	(%)	(Mlbs)
Galena Subtotal (60%)	3,373	8.15	606.2
San Rafael	348	2.47	18.9
Nuestra Señora	2,009	0.83	37.0
Cosalá Subtotal	2,357	1.08	55.9
San Felipe Subtotal	2,100	1.39	64.2
Total Lead	7,830	4.21	726.3

Copper Mineral Resources
	Inferred
	Tonnes	Grade	Pounds
Property	(kt)	(%)	(Mlbs)
Galena Subtotal (60%)	1,048	0.63	14.5
Nuestra Señora	2,009	0.26	11.3
El Cajón	234	0.17	0.9
Zone 120	363	0.27	2.2
Cosalá Subtotal	2,606	0.25	14.4
Total Copper	3,654	0.36	28.9

Notes for Mineral Reserve and Mineral Resource Estimates:

(1)	CIM (2014) Definitions and Standards were followed for Mineral Reserve and Mineral Resource Estimates.

(2)	Mineral Reserves are estimated at a net smelter return (“NSR”) cut-off value of US$50/tonne at San Rafael, $45/tonne at El Cajón,$45/tonne at Zone 120 and $198/tonne at Galena. The NSR cut-off is calculated using recent operating results for recoveries, off-site concentrate costs, and on-site operating costs.

(3)	Mineral Resources are estimated at a NSR cut-off value of US$34/tonne at San Rafael, US$45/tonne at Zone 120, US$45/tonne at El Cajón and US$198/tonne at Galena. Mineral Resources at Nuestra Señora are estimated at a 90g/tonne silver equivalent cut-off grade. Mineral Resources at San Felipe are estimated at a 2.3% zinc equivalent cut-off grade on a fully diluted block size of 2m by 3m by 2m. Mineral Resources are estimated using cut-off grades of 0.17g/tonne Au, 0.34g/tonne Au and 0.69 g/tonne Au for oxide, mixed and sulfide material types respectively at Relief Canyon constrained by a $1,500 Au pseudoflow pit shell. Inferred Resources at Relief Canyon include existing low grade stockpiles.

(4)	Mineral Reserves are estimated using metal prices of $18.00/oz Ag, $2.75/lb Cu, $0.90/lb Pb and $1.10/lb Zn.

(5)	Mineral Resources are estimated using metal prices of US$1,500/oz Au, $22.00/oz Ag, $3.50/lb Cu, $1.05/lb Pb and $1.25/lb Zn.

(6)	Mineral Resources at all properties are reported exclusive of Mineral Reserves and as such these Mineral Resources do not have demonstrated economic viability.

(7)	A minimum mining width of 4.5 feet was used for estimating Galena Reserves, with a minimum additional dilution of 0.5 feet from both the hangingwall and footwall. A mining recovery of 90% was used based on the mining methods used at the operation.

(8)	A mining recovery of 80% and 5% dilution factor at zero grade were used for estimating Mineral Reserves at San Rafael to reflect the mining methods (post-pillar cut and fill and overhand cut and fill) used at the operation.

(9)	A minimum mining width of 4 meters and a 15% dilution factor, at zero grade, with varied mining recoveries between 80% to 95% depending on the width of the ore zone to reflect the proposed mining methods (post-pillar cut and fill and overhand cut and fill), were used for estimating Mineral Reserves at El Cajón and Zone 120.

(10)	Numbers may not add or multiply accurately due to rounding.

(11)	The effective date of the Mineral Reserve and Mineral Resource estimates at Relief Canyon, San Rafael, Nuestra Señora, San Felipe, El Cajón, Zone 120 and Galena is June 30, 2021.

(12)	The San Rafael, El Cajón, Zone 120 and Nuestra Señora Mineral Resource estimates were prepared by Niel de Bruin, P.Geo., a Qualified Person for the purpose of NI 43-101. The San Rafael Mineral Reserve estimate was prepared by Company personnel under the supervision of Shawn Wilson, P.Eng., a Qualified Person for the purpose of NI 43-101. The El Cajón and Zone 120 Mineral Reserve estimate was prepared by Shawn Wilson, P.Eng., a Qualified Person for the purpose of NI 43-101.

(13)	The Galena Complex Mineral Resource estimate was prepared by Company personnel under the supervision of Niel de Bruin, P.Geo., a Qualified Person for the purpose of NI 43-101. The Galena Complex Mineral Reserve estimate was prepared internally by Shawn Wilson, P.Eng., a Qualified Person for the purpose of NI 43-101.

(14)	The Relief Canyon Mineral Resource estimate was prepared internally by Niel de Bruin, P.Geo., a Qualified Person for the purpose of NI 43-101.

(15)	The San Felipe Mineral Resource estimate was prepared internally by Niel de Bruin, P.Geo., a Qualified Person for the purpose of NI 43-101.

(16)	The Company is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Reserve and Mineral Resource estimates.

***

MATERIAL MINERAL PROJECTS

The following is a summary description of the Company’s material mineral projects, namely the Relief Canyon mine, the Cosalá Operations, and the Galena Complex. Certain of the scientific and technical information relating to the Company’s mineral projects in this section has been derived from the relevant technical reports, being, Relief Canyon Technical Report, the San Rafael Technical Report, or the Galena Technical Report (each as hereinafter defined), as applicable. Unless otherwise indicated, the information set forth below are extracts, as updated and conformed to be consistent with other disclosure within this AIF, from the summary section of the respective technical reports. All scientific and technical information in this section relating to any updates to the Company’s material mineral projects since the date of the respective technical reports has been reviewed and approved by Daren Dell, P. Eng., a current member of Company management, who is a “qualified person” for the purposes of NI 43-101. Defined terms and abbreviations used in this section relating to the various properties and not otherwise defined have the meanings attributed to them in the respective technical reports. A copy of each of these technical reports can be accessed online and is available for review on the Company’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov. Reference should be made to the full text of the technical reports for further information. The content of the technical reports does not form part of this AIF.

All reference to Americas Silver, Americas Gold or Americas or any of its subsidiaries or predecessor companies in this section “Material Mineral Projects” are to the Company.

Galena Complex, U.S.A.

General

Americas Gold and Silver is the operator of the Galena Complex located in the eastern part of the Coeur d’Alene Mining district, one of the preeminent silver, lead and zinc producing areas in the world, near the base of the panhandle of northern Idaho, USA. The Galena Complex consists of the Galena mine, the Galena processing plant, the Osburn tailings impoundment, the idle Coeur mine and Coeur processing plant (currently on care and maintenance) and the Caladay exploration property.

The Galena Complex is owned 60% by Americas Gold and Silver and 40% by Mr. Eric Sprott (2176423 Ontario Ltd.) as announced in the September 9, 2019 press release regarding the strategic joint venture agreement to recapitalize the mining operations. Americas Gold and Silver owns and operates the Galena Complex through its wholly owned subsidiary, U.S. Silver Idaho Inc.

All necessary operating and environmental permits for current operations are in place. The Galena Complex is subject to applicable environmental regulation. For further detail see “Description of the Business – Environmental Protection” and “Risk Factors – Government Regulation and Environmental Compliance”.

Technical Report

Please see the Company’s National Instrument 43-101 Technical Report dated December 23, 2016 entitled, “Technical Report on the Galena Complex, Shoshone County, Idaho, USA” (the “Galena Technical Report”) prepared by James R. Atkinson, P.Geo., Daren Dell, P.Eng, and Dan H. Hussey, C.P.G., available at www.americas-gold.com and under the Company’s profile on SEDAR (www.sedar.com). Detailed financial, production and operational information for the Galena Complex is available in Americas Gold and Silver’s 2021 Annual MD&A. The content of the Company’s website and information accessible through the website do not form part of this AIF.

Property Description, Location and Access

The Galena Complex is located in the Coeur d’Alene Mining District in Shoshone County, Idaho, a prolific silver producing district since the mid-1800s, located two miles west of the town of Wallace. Spokane, Washington is about 75 miles to the west and Missoula, Montana is about 110 miles to the east. The property is about 1 mile south of Interstate Highway I-90.

The property covers 8,915 acres, over an area about 9 miles long east to west, and 2 miles wide north to south. The Galena Shaft is located near the center of the property and lies at 47 28’39” N latitude and 115 058’01” W longitude, with a collar elevation of 3,042 feet above sea level.

The Company’s land position at the Galena Complex has changed since the previous Technical Report due to the sale of part of the holdings on the western end of the property. The property is a combination of patented, unpatented and fee lands that are owned or leased by the Company’s subsidiaries. The total area covered by all the land owned, controlled or leased by the Company is 8,915 acres. All properties are in good standing with respect to title and current taxes. Net smelter return royalty agreements exist on some leased properties, but no production has been realized from any of the leased claims, and none is contemplated in the life of mine plan (“LOMP”). All necessary operating and environmental permits are current. All production, reserves and resources are on patented mining claims owned by the Company. See also “Risk Factors – Mining Property and Title Risks” and “Risk Factors – Surface Rights and Access”.

All the centers of population and Americas Gold’s property are accessible by main highways, hard surfaced roads or well-graded gravel roads. Personnel are sourced from nearby towns and cities.

The Company has established necessary sources of water, power, waste disposal and tailings storage for current and planned operations. The Company has the necessary processing facilities and holds sufficient surface rights to conduct its operations.

History

The Galena Complex is situated in the center of the Coeur d’Alene Mining District of North Idaho. Placer gold was first discovered in the district in 1858. By 1860, the gold-rush prospectors had also discovered the silver-lead veins in the district.

Prior to Americas Gold and Silver, companies owning all or part of the Galena Complex properties at various times since 1887 have included Killbuck Mining, Galena Mining, Callahan Mines, Federal Mining and Smelting, Vulcan, ASARCO, Day Mines, Coeur d’Alene Mines, U.S. Silver, and U.S. Silver and Gold Inc.

Since 1953, the Galena and Coeur Mines have yielded approximately 230 million ounces of silver, 159 million pounds of copper and 69 million pounds of lead from 11.8 million tons of combined silver-copper and silver-lead ore. More than 80% of the total silver has come from the Galena mine.

The Galena mine has a long history dating back to 1887, but the modern history and mining commenced in 1947 under the management of ASARCO. From 1953 to 2013 the Galena mine primarily mined silver-copper ore with minor production of silver-lead ore. Beginning in 2014, silver-lead ore became the predominant ore type.

Total production from the Galena mine from 1953 to the end of 2015 was approximately 189.5 million ounces of silver from 9.3 million tons of ore. Average grade of the silver-copper ore was 21.3 opt Ag and 0.72% Cu. Average grade of the silver-lead ore was 5.1 opt Ag and 6.0% Pb. This excludes production from the Coeur mine, which is now part of the Galena Complex.

The Coeur mine shaft was collared in 1963 by Coeur d’Alene Mines. The mine produced continuously from 1976 through 1991, and again from 1996 through 1997. The total production from the Coeur mine sent to the process plants was approximately 40.5 million ounces of silver from 2.5 million tons of ore. Average ore grades were 16.5 opt Ag and 0.67% Cu.

The Coeur mine was put on care and maintenance from 1997 to 2007, when work was begun to rehabilitate the Coeur mine 3400 Level and later the Coeur shaft. The Coeur mill was re-started in September 2007 to process silver-lead ore from the Galena mine. By early 2008, silver-lead ore was trammed from the Galena mine 3700 Level to the Coeur Shaft (Coeur 3400 Level) and was hoisted up the Coeur shaft for processing at the Coeur mill. During 2012, the Coeur mine was rehabilitated for mining, which started in September 2012, but underground work ceased in 2014.

The Caladay property began in the mid-1960s as a joint venture involving Callahan Mining, ASARCO, and Day Mines (hence the name “Caladay”). The joint venture sank a 5,100-foot shaft during the early 1980s on the east end of the Coeur d’Alene Silver Belt, just east of the Galena property. From the 4900 Level of the Caladay shaft an exploration drift was developed east and west. The western drift intersects the Galena mine’s 4900 Level.

The joint venture was purchased by Coeur d’Alene Mines Corp in the 1980s. The Caladay shaft and workings are currently used as ventilation exhaust for the Galena workings.

Geology and Mineralization

The Galena Complex and most other deposits of the Coeur d’Alene Mining District are hosted by metamorphosed Precambrian sedimentary rocks which are part of the Belt Supergroup. The strata are composed primarily of fine-grained quartz and clay (the clay now metamorphosed to fine-grained white mica, or sericite). Three major rock types are generally recognized; vitreous quartzite, which is primarily metamorphosed fine-grained quartz sand, siltite-argillite, which is silt-sized quartz grains that are completely separated from each other by a large proportion of sericite, and sericitic quartzite which contains intermediate proportions of quartz and sericite.

Mineralization at the Galena Complex occurs in steeply dipping fissure filling veins, and in wide disseminated zones, all occurring near four major fracture systems and three major faults. The veins generally strike east-west and northeast-southwest, and range in thickness from a few inches to over fifteen feet.

The vein mineralization is of two distinct types: silver-copper mineralization containing tetrahedrite and lesser chalcopyrite as the principal economic minerals; and silver-lead mineralization dominated by argentiferous galena. Gangues in both types are mainly siderite, with varying amounts of pyrite and quartz. The silver-lead mineralization occurs both as well-defined, steeply-dipping, relatively narrow veins, and as wider zones of disseminated and stringer mineralization. The latter type occurs predominately in the eastern part of the property, in the Caladay Zone, on and adjacent to the former Caladay property.

Exploration

Since the early 1950s, year-end reserves at the Galena Complex have only indicated a life of mine ranging from three to nine years. Diamond drilling combined with sound geologic interpretation and development must be ongoing to replace ore reserves as they are mined.

The objectives of the current exploration program at the Galena Complex are to discover new high-grade veins and ore shoots in areas that already have nearby development, explore for new large veins in unexplored or under explored areas, and to systematically replace reserves as they are mined. At the present time the majority of the effort and budget is being put into the Galena Mine. As silver-lead ore has historically been less-emphasized by previous operators, there is very good potential to add to resources and reserves by exploring for silver-bearing galena veins. Recent drilling on the 3200 and 3400 Levels has discovered significant vein swarms of Ag-Pb mineralization. These areas are being developed and mined. This mineralization will be further explored along strike and up-dip.

Significant silver-rich tetrahedrite veins have also been discovered in recent years. These include the 72 Vein, the 220 Vein on the 4600, 4900 and 5200 Levels, the 291 Vein on the 5200 Level and the 145, 148, 171, 173 and 175 Veins on the 2400 Level.

Drilling

Drilling for exploration, delineation and development has been performed with diamond core drills for many years. Americas Gold primarily employs a Hagby drill for both delineation and exploration drilling.

Diamond drilling logs completed since the early 1950s are on file at the geology office located at the Galena Mine. Drill logs are kept as paper logs and data from the paper logs is also entered into an electronic database for use in mine planning software.

The Galena Complex had 3,471 diamond drillholes completed as of December 31, 2015. The database contains more than 43,000 samples with assay values from the diamond drillholes. The database also includes 18,289 channel sample locations with 40,870 individual samples.

Since the effective date of the technical report until the end of 2020, an additional 444 diamond drillholes with 10,847 samples with assay values and 7,868 channel samples with 19,714 individual channel samples have been added to the database.

Recent exploration has focused on expanding the mineralized footprint within the Galena Mine Complex.  Since this program began in November 2019, over 98,000 feet have been drilled from platforms on the 2400, 3200, 4300, 5200 and 5500 levels of the Galena Mine and the 3400 Level of the Coeur Mine.  Positive drilling results have driven significant down dip extensions of the 72, Silver, 175, 185 and 291 veins and led to the discovery of three new (175 parallel) veins.  Known veins in the 360 Complex were extended both up and down dip and several new veins were identified to the south of these up-dip extensions.  The Upper Country Lead Zone veins were extended significantly to the east of current mining fronts.  In addition, drilling conducted from the Coeur 3400 Level extended both the 400 and 425 veins substantially down-dip.

Sampling, Analysis and Data Verification

Most samples are sent to American Analytical Services (AAS) in Osburn, Idaho. AAS assays on a contract basis for Galena and other clients (including mining/exploration companies), and owns the laboratory building and the assaying equipment. AAS is independent of Americas Gold.

There is no sample preparation (except core splitting) or laboratory facility at the Galena Mine. No officer or director or employee of Americas Gold is involved in AAS’s operations or in sample preparation or assaying, after the samples arrive at the assay laboratory.

The AAS laboratory is an ISO-17025 accredited Laboratory (similar to ISO-9000, but with an added level of quality management). Standardized written procedures are used by AAS, and commercially-prepared standard pulps are used.

The core samples, rock chip, channel and select samples are placed in bags with identification tags and are tied closed at the sample site. The samples are placed in a designated area in the mine yard until they are transported to the assay lab. The samples and a submittal sheet are transported daily by mine employee to the AAS laboratory. The sample tags in the bags and the submittal sheet indicate a unique number for each sample and the elements that are to be analyzed.

The AAS laboratory has a capacity of about 200 samples per day, but the Galena Complex typically generates fewer than 100 samples per day. Typically, Galena Complex samples are received at the lab late in the day, placed in the oven for overnight drying then assayed beginning early the following morning, so that results are available in the afternoon.

Upon arrival at the lab, samples are compared to the submittal sheet and placed in drying ovens to dry overnight at a temperature of approximately 65 degrees Celsius. Samples are emptied from sample bags into the jaw crusher, then run through a second time resulting in a sample size of approximately 1.2 inches. The sample is then run through a cone crusher reducing the size to about 50% passing a 10 mesh screen. The sample is then split using a Jones riffle splitter until a sample of approximately 200 grams is obtained. The rejected portion of sample is returned to original sample bag. The 200 gram sample is ring pulverized (8 inch bowl) for 45 seconds, the resulting pulp usually passes a 140 mesh screen at about 90%. About 125 grams of pulp is placed in a sample envelope and sent to the fire assay room. The ring pulverizer is cleaned between each sample with silica sand to prevent contamination. Barren rock is run through the crushers once a day and this sample is assayed as a sample blank. A second split is made on one sample for every twenty that are prepared and this is assayed as a prep duplicate.

Galena samples sent to AAS are analyzed primarily by atomic absorption (AA) and occasionally by inductively coupled plasma (ICP) techniques to determine silver, copper, and lead, using aqua regia for pulp digestion. Occasionally other elements are analyzed including zinc, antimony, and iron values. Those measuring over 40 opt Ag are also fire-assayed for silver, and the fire assays are used in calculations in preference to AA results for the same sample. Higher grade lead samples are re-assayed using titration techniques. Occasionally gold determinations are made using fire assay.

For fire assay at AAS, one-half assay ton of channel sample or drill core sample is weighed into a 30 gram crucible with approximately 100 grams of standard flux mixture and a litharge cover. Twenty samples are fired at a time, which includes a pulp duplicate and a control sample. Lead buttons are cupelled in either composite or bone ash cupels. Dore beads are weighed and then parted with (1 to 3) nitric acid, decanted, washed with a weak ammonia wash, annealed and weighted.

After samples have been assayed, they are boxed with proper identification and stored for two months at the laboratory. Pulps from diamond drill core are collected by Galena staff and stored for no less than 2 years at a separate storage area.

Galena has a QA/QC regimen which for the most part meets industry standards, in the opinion of the author. In 2015, Americas Gold submitted 5,991 chip samples and 1,452 diamond drill samples for assay (7,443 samples in total). Of the samples submitted, 240 (3.2%) were certified standards; 14 silver-copper, 141 silver-lead, and 35 blanks.

The QA/QC program does not include blind submittal of duplicate core or channel samples. This is due to the fact that the drill core samples are submitted as full core (i.e. not split) and the extra time required to collect duplicate channel samples is not considered to be worthwhile for the minor improvement of results.

The security and sample preparation are of acceptable quality for generation of data for use in resource and reserve estimation, subject to the minor qualifications stated in each sub-section above.

Mineral Resource and Mineral Reserve Estimates

Refer to the “Americas Gold and Silver Mineral Reserves and Mineral Resource Estimates” section for quantity, grades and category. Assumptions are outlined in the “Notes for Mineral Reserve and Mineral Resource Estimates” section.

Mining Operations

The current mining methods used at the Galena Complex are conventional cut and fill and mechanized cut and fill. Conventional cut and fill is done using the overhand method, utilizing hydraulically placed tailings (“sand fill”) as backfill, typically without the addition of cement. Mechanized cut and fill is done using both overhand and underhand methods. In the case of the overhand method, sand fill is used as backfill, typically without the addition of cement. For the underhand method, cement is typically added to the sand fill in order to provide the required strength to work underneath the placed backfill. Ore is hauled to either the Galena or #3 shafts via tracked locomotives and rail cars. Ore is loaded into the rail cars directly via ore chutes in stopes, pneumatic cavos, or in mechanized stoping areas, by diesel scooptrams/Load Haul Dump equipment. Waste associated with primary and secondary development is typically kept underground and placed as fill in old headings and open stopes. As needed, it can be hauled to the shaft, skipped to surface and placed on the existing surface waste rock storage facility. Material is currently skipped to surface from several levels of the mine using the #3 hoist. The Coeur mine is currently on care and maintenance. The Coeur shaft is used for ventilation purposes and provides an alternative means of egress.

Processing and Recovery Operations

The Galena Complex consists of two processing plants, Galena and Coeur. The Coeur plant has been on care and maintenance since April 2016. The Galena processing plant follows a conventional flowsheet:

●	Crushing and Screening
●	Grinding and Cycloning
●	Flotation Concentration
●	Concentrate Dewatering
●	Tailings Pumping for Sand Fill
●	Tailings Pumping for Osburn Tailings Storage Facility

Overall recoveries achieved in 2019 production at the Galena processing plant were approximately 95% for silver and 92% for lead. Although only a silver-lead concentrate is currently produced, the LOMP does include future mining from the silver-copper veins, at which time a silver- copper concentrate may be produced again.

Infrastructure, Permitting and Compliance Activities

The Galena Complex has produced for 130 years with only minor interruption. There are four shafts on the property of which the Galena, #3 and Coeur are equipped for hoisting. The #3 shaft currently serves as the main production hoist.

Surface facilities other than the processing plants at both the Galena and Coeur Mines include compressor houses, mine dry, mine and administrative offices, warehouses, timber framing yard, parking areas, hoist houses and headframes, a core storage facility, electrical power lines and substations for both mines and a modern telecommunications system.

Primary utilities for the Galena Complex include fixed installations for main and auxiliary ventilation, water pumping systems, electrical distribution and a clean water supply. In addition, there are mine and surface water treatment circuits.

The tailings storage facility, known as the Osburn Tailings Impoundment, is located adjacent to the town of Osburn, approximately 2 miles from the Galena processing plant.

Americas Gold has all required operating and environmental permits to operate the Galena Complex. There are no known issues in terms of environmental, permitting, legal, title, tax, socio-economic, marketing, political, or other relevant issues that could materially affect the stated estimates of Mineral Reserves or Mineral Resources, or the operation of the mine.

A National Pollutant Discharge Elimination System (NPDES) permit was issued in June 2019 and is in effect from August 2019 to July 2024. No air permits are required for the Galena operation. The Galena Complex is considered a Conditionally Exempt Small Quantity Generator in terms of hazardous waste (CESQG). The Osburn Tailings Impoundment has approximately 20 years of storage capacity.

Capital and Operating Costs

Capital cost estimates for the Galena Complex are based on stated reserves. The sustaining capital costs total $36 million over a 7-year mine life, including mine development, mine/plant infrastructure, equipment costs, plant costs and tailings management.

In addition to sustaining capital costs, reclamation and closure costs are estimated at $2.84 million. This estimate covers reclamation and closure of the Osburn Tailings Impoundment, re-sloping and vegetation of the waste dumps and other surface disturbances and ongoing site monitoring.

Operating costs are based on recent operating history and average approximately $29 million per year. The table below shows the unit operating costs.

Galena Complex	$/ton
Operating Costs	Processed
Mining	80.00
Processing	12.00
Exploration	2.00
G&A	53.00
Total Operating Cost	147.00

Please see “General Development of the Business – Operations – Three Year History 2021” for the Company’s updates on the Galena Complex.

Exploration, Development and Production

“Galena Complex, U.S.A. – Exploration, Development and Production” has been prepared subsequent to the date of the Galena Technical Report and is not an extract from such report.

The Company has completed the Phase 1 drilling program as part of the Galena Complex Recapitalization Plan. The Company’s most recent mineral resource update, which was released in September 2021, increased proven and probable silver mineral reserve at the Galena Complex by 38% from 12.0 million silver ounces to 16.6 million silver ounces year-over-year on a 100% basis. Measured and indicated silver mineral resource increased by 72% from 37.3 million silver ounces to 64.2 million silver ounces year-over year on a 100% basis. Inferred silver mineral resource increased by 36% from 78.6 million silver ounces to 106.5 million silver ounces year-over-year on a 100% basis.

The Phase 2 drill program at the Galena Complex began in late August 2021. The initial focus is to test the recently discovered Silver Vein extension to 800 feet below the 5500 Level, particularly where both grade and width often increase near intersections with other structures and veins, including the 220 Vein. To date, the Silver Vein extension has been delineated to approximately 350 ft below the 5500 Level. Mining of the Silver Vein extension commenced in late November 2021 and will continue into 2022. In addition, continued definition drilling from the 4900 Level to expand mineral reserves and increase mineral resources adjacent to current production areas is part of the Phase 2 plan.

New areas of mine development include the 5500 Level drift to extend access to the east for both production and exploration, the 3700 incline which will connect to the 3400 Level while providing access to new production areas, and at the east end of the 4300 Level in preparation for future production from the Upper 360 Complex. The Recapitalization Plan as originally outlined will be complete at the end of 2022 when the replacement Galena Hoist has been installed and commissioned.

Cosalá Operations, Mexico

General

Americas Gold and Silver is the owner of the Cosalá Operations located in the east-central portion of the state of Sinaloa, Mexico. The Cosalá Operations consists of the San Rafael mine, the Los Braceros processing plant and tailings storage facility, the EC120 Project, and the past producing Nuestra Señora mine.

The Cosalá Operations is 100% owned and operated by Americas’ wholly owned subsidiaries, Platte River Gold Inc. (“Platte River Gold”), Minera Platter River Gold S.A. de R.L. de C.V. (“Minera Platte”) and Minera Cosalá S.A. de C.V. (“Minera Cosalá”).

All necessary operating and environmental permits for current operations are in place. The Cosalá Operations are subject to applicable environmental regulation. For further detail see “Description of the Business – Environmental Protection” and “Risk Factors – Government Regulation and Environmental Compliance”.

Technical Report

Please see the Company’s National Instrument 43-101 Technical Report dated May 17, 2019 entitled, “Technical Report on the San Rafael Mine and the EC120 Preliminary Feasibility Study, Sinaloa, Mexico” (the “San Rafael Technical Report”) prepared by Daren Dell, P.Eng., Shawn Wilson, P. Eng., Niel de Bruin, P.Geo. and James Stonehouse, SME (RM), available at www.americas-gold.com and under the Company’s profile on SEDAR (www.sedar.com). Detailed financial, production and operational information for the Cosalá Operations are available in Americas Gold and Silver’s 2021 Annual MD&A. The content of the Company’s website and information accessible through the website do not form part of this AIF.

Property Description, Location and Access

The San Rafael mine and EC120 Project are located in the Cosalá district, east-central Sinaloa, Mexico. Some of the concessions that form the property extend into adjacent Durango. Cosalá is approximately 180km by road from the city of Mazatlán. The San Rafael mine and EC120 Project are 12km north-northeast of the town of Cosalá. The Los Braceros plant is located approximately 6km east of the town of Cosalá and the past-producing Nuestra Señora mine another 4km southeast of the plant.

The property consists of 67 mining concessions covering a total area of 19,391ha. These concessions and fractional concessions are 100% owned by Americas’ subsidiaries Minera Platte and Minera Cosalá. Although five of the sixty-seven concessions are subject to a 1.25% net smelter return (“NSR”) royalty and one of the sixty-seven concessions is subject to a 1.5% NSR royalty, the planned San Rafael and EC120 production does not extend onto any of these six concessions. The Company is current with respect to all applicable concession lease payments and work commitments.

Mazatlán is serviced by an international airport with daily flights connecting it to Mexico City and several major centres in the United States. Access to site from Mazatlán is via Mexico Highway 15N, a major north-south trucking route, and then SIN Highway 1. Driving time is about 2.5 hours. Access to San Rafael and EC120 from Cosalá is via rural paved and dirt roads approximately 15km in length. These roads can accommodate standard highway vehicles. The entire project area is easily accessible year-round with two-wheel-drive vehicles.

History

The Cosalá district was discovered and locally worked by the Spanish approximately 400 years ago with production of enriched silver ore from the upper levels of the Nuestra Señora mine. However, no records of any kind remain from their activities. At the turn of the 19th century, French engineers through Negociación Minera La República reportedly developed and worked the Nuestra Señora mine with a 10-stamp mill that produced 800 to 1,000kg of silver per month. Activities in the area may have been halted after the 1910 Mexican Revolution.

Over the years, there have been numerous companies that have owned, operated and explored the property. Americas Gold and Silver acquired the property through its merger with Scorpio Mining on December 23, 2014. During this time, the Nuestra Señora mine was in operation and processing ore at its Los Braceros plant. The Company released results of the PFS study for the San Rafael project in March 2016 and started construction of the mine in September 2016.

In early 2017, production from the Nuestra Señora mine began to slow as preparations were made to transition the Cosalá Operation to other ore sources. Activities continued at the previously-idle El Cajón mine to bring it into limited production beginning in Q1 2017. A total of approximately 110,000 tonnes were processed between January and September 2017. The El Cajón mine is currently on care and maintenance.

Successful development of the San Rafael mine was the Company’s top priority during 2017 and commercial production was declared as of December 2017. Ramp development was slowed during the year by difficult ground conditions at the contact between the overlying volcanic rock and the limestone beneath. However, improvements were found in other areas of the mine design and the Company began stockpiling ore in late August. Construction of the mill modifications was completed, and the plant switched to San Rafael ore as the sole feed source in November. The Los Braceros mill averaged approximately 1,400 tonnes per day (“tpd”) through the pre-production period with silver, zinc and lead recoveries within 5% of Company expectations consistent with the March 2016 San Rafael PFS. Construction was completed for approximately $16 million.

Exploration drilling resumed in 2017 at the Cosalá Operation for the first time since 2014. An initial 4,000m diamond drill program at the silver-copper Zone 120 deposit adjacent to the San Rafael mine commenced in April, focusing on upgrading the existing resource as well as expanding the footprint of mineralization to the southeast. Following up on the success of step-out drilling, the Company drilled 3,260m in seven holes to further test continuity and expand the mineralized footprint.

Production from the Nuestra Señora mine stopped in early 2018 and the mine is currently on care and maintenance. The San Rafael mine continued advancing underground development into the Main Zone during 2018 in order to prepare the mine for 2019 production with targeted silver grades of approximately 60g/t with further increases expected in the silver grade in 2020 and beyond.

Geology and Mineralization

The Cosalá mining district lies along the western edge of the Sierra Madre Occidental, an extensive volcanic province covering approximately 800,000km2. The pre-volcanic basement consists of a variety of tectonic/stratigraphic terranes of Precambrian, Paleozoic and Mesozoic rocks. Within the western Sierra Madre Occidental, the Mesozoic rocks have been altered to recrystallized limestone and skarn in many locations. An extensional, basin and range-type phase of faulting overprinted the western portion of the Sierra Madre Occidental during formation of the Gulf of California in Miocene time. In the Cosalá region, this late-Tertiary faulting produced an extensive, northwest-trending graben and related, parallel fault system, along with later northeast-trending dextral faults.

Mineralization within the Cosalá mining district is related to granodioritic or granitic intrusions of the Sinaloa Batholith, a composite gabbroic to granodioritic complex that induced strong contact metamorphism in adjacent sedimentary and volcano-sedimentary units.

Exploration

This section describes exploration, other than drilling, which is discussed in “Drilling”, of San Rafael and surrounding area by the Company and its predecessor Scorpio since the acquisition of Minera Platte by Scorpio. All work completed by Scorpio before the corporate name change is attributed to Americas Silver.

Quantec Geoscience Ltd. completed a 48-line km Titan-24 DC/IP geophysical survey centered over the San Rafael area in 2010 (Izarra, 2010) at the request of Americas Silver. The survey was initiated in June 2010 and covered a 3km by 3km area, using 100m dipole spacing with a 200m line spacing. Interpreted results from this survey led to seven exploration core holes being drilled at El Cajón between September and November 2010 to test some of the geophysical anomalies. A total of 2,555m was drilled but the results were not encouraging and have not been followed up by additional drilling.

Apart from the DC/IP survey and core drilling summarized above, Americas Silver has conducted road building and surface mapping.

Drilling

The Platte River Gold drilling was completed in four phases from late 2004 to 2008. Scorpio had two major drill campaigns in 2010 and 2012, and Americas Silver has drilled since 2014.

As of June 30, 2018, a total of 600 exploration drill holes for 104,443m had been completed for the El Cajón, Zone 120, Main Zone and Upper Zone. This total includes 282 drill holes completed by Platte River Gold between 2004 and 2008 and 318 drill holes completed by Scorpio and Americas Silver between 2010 and July 2018.

As of June 30, 2018, the Company had completed 174 exploration drill holes for 32,903m in El Cajón, 78 drill holes for 26,760m in Zone 120 and 348 drill holes for 44,780m in the Main and Upper Zones at San Rafael.

Since the effective date of the technical report until June 2020, an additional 44 underground holes for 3,403m and 30 surface holes for 4,086m were drilled in the Main and Upper Zones at San Rafael. As of June 2020, a total of 674 exploration drill holes for 111,932m had been completed for El Cajón, Zone 120, Main Zone and Upper Zone.

Sampling, Analysis and Data Verification

The following information refers only to the work of Platte River Gold and Americas Gold. Americas Gold has no information on sample preparation, analyses, or security used by prior operators, but none of their samples are used in the Mineral Resource estimate.

The following sampling procedure has been adopted for core drill holes;

a)	Core is transported from the drill site to a secure core processing facility in the town of Cosalá every day by Company personnel.
b)	The core is geotechnically and geologically logged by a Company geologist and marked for sampling.
c)	The geologist determines sample intervals using geology as a guide, but only mineralized core (where sulphides are noted) is generally sampled. Sample intervals are normally 1.5m in mineralized zones and may vary up to 3m depending on geological units.
d)	Core samples are split in half using a hydraulic or traditional splitter, a simple hammer or is cut using a diamond saw.
e)	Half the sample intercept is put into a sample bag, while the remaining half is left in the core box. Sample numbers are based on a pre-determined scheme that allows for insertion of standards, blanks and duplicates.
f)	Once the core hole is completely logged, split and sampled, appropriate blanks and standards are added to the sample stream in a random fashion, with an approximate average of one standard, one blank and one duplicate in every 20 samples.
g)	Samples are bagged in rice bags and shipped by truck, using an independent contractor, to a commercial laboratory. On some occasions, Company personnel may take samples to the laboratory. A strict chain of custody protocol is in place to ensure no tampering occurs.
h)	The remaining split core is stored in Cosalá at a secure site in wooden boxes under a covered roof.

Phase I to Phase IV drilling (2004 to 2008)

Samples were sent to ALS laboratory in Hermosillo for sample preparation and analysis. Silver, copper, lead and zinc were analyzed by four-acid (HF-HNO3-HClO4-HCl) digestion and inductively coupled plasma atomic-emission spectrometry (“ICP-AES”) and/or atomic absorption (“AA”) finish (ALS method OG62). Gold was analyzed by 30g fire assay with AA finish (“FA-AA”). Pulps were sent by ALS from Hermosillo to the ALS assay laboratory in North Vancouver, British Columbia, Canada, for analysis.

RC rig duplicates were regularly checked by a second laboratory during drilling. SGS de México S.A. de C.V. (“SGS”) was used for the Phase I and II check assaying. Sample preparation occurred at the SGS facility in Durango City, Durango, Mexico, and the pulps were sent to Toronto, Ontario, Canada for analysis. SGS used a similar multi-acid digestion and ICP-AES analysis (SGS method ICP90A), for the base-metal and silver, and a FA-AA process for the gold. International Plasma Labs Limited (“IPL”) was used for the Phase III check assaying. Samples were prepared at IPL’s facility in Hermosillo, Sonora, Mexico, and the pulps were sent to Richmond, British Columbia, Canada for analysis. IPL used a similar multi-acid digestion for the base-metal and silver analysis, and a FA-AA process for the gold.

Drill Campaigns – 2010 to 2018

Samples were delivered to ALS’s preparation laboratory in either Hermosillo or Chihuahua for drying, crushing and pulverizing. ALS then shipped the pulps by air-freight to ALS in North Vancouver, British Columbia, Canada for assaying. ALS is accredited to ISO 17025 and is independent of Americas Gold. Gold was analyzed by FA-AA on a 30g sample (ALS method Au-AA23). Silver, lead, zinc and copper were analyzed by HF-HNO3-HClO4 digestion with HCl leach and ICP-AES or AA finish (ALS method OG62). Samples were also analyzed for 33 major, minor and trace elements by ICP-AES following a four-acid digestion (ALS method ME-ICP61) for the drilling campaigns between 2014 and 2018. Over limits were re-analyzed by AA (ALS method OG62) for silver, copper, lead and zinc.

Security of samples is important for any sample which may be publicly reported or might be used in a resource estimation. Samples are accompanied by Company personnel from the collection site to the sample preparation facility. Samples are not left unattended for any period for any reason. All personnel with access to the sample preparation area are aware of the importance of sample security and not contaminating samples. Samples ready for shipment are secured in bags or boxes and kept in a secure area. If no security personnel are present, the sample is locked in a secure area.

When transporting, samples are not left unattended for any reason. If a third-party transporter is used, a copy of the receipt for acceptance of the shipment is kept and filed.

A Quality Assurance/Quality Control (“QA/QC”) program was implemented in 2004 to ensure data integrity of the samples for use in the resource estimation. The QA/QC procedures were analyzed by the Company and MDA and have been validated to be reasonable.

Verification of the database focused on the (i) geochemical component, (ii) drill collar, (iii) down-hole survey and (iv) geotechnical database. Verification of the geochemical component of the database on multiple occasions included the following:

•	Individual assays were checked for errors against the hard copy assay certificates received from the ALS laboratory.
•	The total database was electronically compared against a compilation of all assay data provided in digital form by the ALS analytical laboratories.
•	Sample interval data was checked against the geologic log sample to determine the correct position of the samples.
•	The existing assay data was checked for numeric errors along with proper correlation between sample ID and database “from-to” sample intervals.

The rock quality designation (“RQD”) data from 2017 were reviewed against the drill logs, and it was noticed that the RQD percentage value for each drill interval was calculated using a “RQD length divided by recovered length” formula. This is not the correct method in calculating the RQD percentage as it should be “RQD length divided by drill interval length”. Americas Gold was notified of the issue and the database was corrected to reflect the correct RQD values for the 2017 and 2018 resource estimates. The collar coordinates for all drill holes were checked against digital files supplied by the contracted different surveyor (Servicio Topographic and Terra Group of Hermosillo).

The database collar coordinates were checked against the original spreadsheet. The data for the drill hole final depths listed in the database was also verified with the depths noted on the drill logs. Any deviations were corrected in the database. The drill hole locations were also viewed on-screen and checked against the current topography. Americas Gold re-surveyed the collar location for this drill hole and the new, corrected coordinates were entered into the database. Any other deviations were also corrected. The location of drill holes was checked using a hand-held GPS. Although the hand-held GPS cannot achieve survey-level accuracy, it serves to verify that in general terms drill holes are where the database indicates they should be.

The down-hole survey data for the RC holes and core holes was audited. The survey readings were taken at approximate 30m down-hole intervals, with the bottom reading usually taken at a depth of 5 to 10m above the drill hole’s final drill depth. No significant discrepancies between the survey field notes, the geologic logs, and the database were found.

Where down-hole survey readings were taken inside the drill rods, the azimuth readings were considered meaningless due to the magnetic effects of the drill rods. As a result of the unusable azimuth readings, all vertical holes remain as undeviating vertical holes in the database. The database has been changed by removing the actual dip readings and using the standard 0o azimuth and -90o dip values. For RC angle holes, the azimuth data are based on a Brunton compass reading taken by the field geologist. The down-hole survey readings were removed from the drill holes where there was a concern over the azimuth readings.

Americas Gold is of the opinion that database verification procedures for San Rafael and EC120 comply with industry standards and are adequate for the purposes of Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

Laboratory testing has demonstrated that both Zone 120 and El Cajón materials can be successfully treated using flotation to produce a saleable copper-silver concentrate.

The relatively limited amount of flotation testing done on Zone 120 requires that a conservative approach be taken with projected future performance at a commercial scale. Many geological and metallurgical similarities exist between Zone 120 and El Cajón, including compatible flotation conditions and comparable rougher performance. Improving Zone 120 flotation response to match that of El Cajón is a reasonable goal. Additional work could and should be done on Zone 120 material to optimize cleaner flotation performance, especially for material carrying higher concentrations of arsenic.

The successful commercial scale processing of El Cajón material provides support for the lab-derived metal recovery and concentrate grade results. Historical plant performance is considered an excellent predictor of future performance.

The two material types are similar in the nature of the sulphide mineralization and the gangue. Within each deposit, geologists report the style of mineralization to be consistent. Although no complications are anticipated, test work could be done to confirm that the two material types can be commingled.

Future planning and metal scheduling considering a primary grind of 80% passing 110 to 130μm, results in anticipated copper recoveries for Zone 120 and El Cajón are expected to be approximately 86% and 90% respectively, with silver recovery of approximately 85% and 89%.

The following is not from the San Rafael Technical Report but based on previous testing and operating results.

Metallurgical testing of material from San Rafael was conducted in seven main phases over a period of roughly ten years (2005 – 2015) on a variety of composites. Both bench-top and locked-cycle flotation testing conducted on the San Rafael Main Zone sulfide mineralization has shown this material can be successfully processed using a sequential flotation process to produce separate silver-lead and zinc concentrate products. Lead head grades ranged from 1.22% to 2.09% while zinc head grades ranged from 2.99% to 4.27%.

The test work confirmed a conventional process approach would serve adequately with crushing and grinding followed by lead rougher floatation, in turn followed by zinc flotation. It was confirmed that a primary grind of 80% passing 100 to 110μm would be suitable for commercial operation and data was obtained on reagent dosage.

Plant performance has supported forecast lead and zinc recoveries of approximately 75% and 83%, respectively, with total silver recovery of approximately 45% to 50%.

Mineral Resource and Mineral Reserve Estimates

Refer to the “Americas Gold and Silver Mineral Reserves and Mineral Resource Estimates” section for quantity, grades and category. Assumptions are outlined in the “Notes for Mineral Reserve and Mineral Resource Estimates” section.

Mining Operations

Construction started at San Rafael in September 2016 and achieved commercial production in December 2017. The Mineral Reserves support a mine life of five years. The underground mine is accessed by a decline that portals at surface near the southern portion of the deposit where the surface infrastructure is located. A series of ramp systems from the main decline provides access to the various stoping areas of the mine.

The main decline has reached the bottom of the defined Mineral Reserves in the Main Zone and ramp development to access the Upper Zone has commenced. Due to the depth, shallow-dipping angle and variable thickness of the mineralization, the mining method used at San Rafael is post-pillar cut and fill. Stopes are accessed from a primary stope access driven at a -15% decline. After mining of each successive 5m high cut of ore, the stope is backfilled and the access “backslashed” to allow for mining of the next cut. This sequence is repeated up to five times until the stope access reaches an incline of +15%. Access to the next cut is then provided by a -15% stope access driven from a higher elevation.

The LOM plan anticipates that the cut and fill stopes will be backfilled with unconsolidated development waste and waste generated from a waste quarry. Given the use of unconsolidated backfill, the mining sequence is typically from the bottom up.

Primary mine ventilation is provided via two vertical bored raises and the main decline. A main exhaust fan is located underground at the northern end of the deposit and fresh air is pulled through a central intake bored raise and the main decline. Fresh air is provided to the working development faces and stoping areas by use of secondary fans and ducting.

Due to the depth, variable dip angle (shallow to near vertical) and variable thickness of the mineralization, the mining method proposed at EC120 is a combination of post-pillar cut and fill and overhand cut and fill. This mining method is very selective and adaptable to changes in the mineralization in terms of shape, dip, thickness and lateral extent. The designed widths for the stoping areas at EC120 range from a minimum of 4m to a maximum of approximately 60m.

Stopes are accessed from a primary stope access driven at a -15% decline. After mining of each successive 5m high cut of ore, the stope is backfilled and the access backslashed to allow for mining of the next cut. This sequence is repeated up to five times until the stope access reaches an incline of +15%. Access to the next cut is then provided by a -15% stope access driven from a higher elevation. The nominal level spacing between main accesses is planned to be 25m.

The LOM plan assumes that the stopes will be backfilled with unconsolidated development waste and waste generated from a waste quarry. Given the use of unconsolidated backfill, the mining sequence is generally from the bottom up.

Ore will be mucked from the stopes to muck bays located on the main level access using load-haul-dump equipment (“LHD”). LHDs will load trucks equipped for both underground and surface use at the truck loadout area. Ore will be hauled directly from the underground to the processing plant to avoid re-handling. On their return trip from the plant, trucks will be loaded with waste fill and travel directly or adjacent to the stopes requiring backfill. Final placement of the waste fill in stopes will be done using LHDs.

Processing and Recovery Operations

San Rafael ore has been the exclusive feed for the Los Braceros plant since November 2017. The Los Braceros process plant is a conventional polymetallic concentrator currently configured to produce zinc and lead concentrates. Throughput has recently been approximately 1,750 tonnes per operating day.

Processing of material from EC120 is expected to start after the cessation of production from San Rafael. The existing Los Braceros plant can be easily reconfigured to suit the needs of EC120. No unit operations will be added and no new equipment will be installed.

All tailings generated from the processing of San Rafael and EC120 ore can be deposited in the existing tailings storage facility. A 5m high lift of the tailings dam was completed as planned during Q1 2019. Over the remaining life of the San Rafael mine and the EC120 Project, it is anticipated that four more 5m high lifts will be completed. The tailings dam is currently planned to reach a level of 600m above sea level.

Infrastructure, Permitting and Compliance Activities

The San Rafael and EC120 sites include the following:

•	The surface mine site and associated facilities, including offices, shops, compressors, fuel storage, electrical substations, standby generators, stockpile facilities, portals, ventilation fans, run-of-mine (“ROM”) ore storage, ROM waste storage and dry facilities.
•	Facilities providing basic infrastructure to the mine, including access roads and electric power distribution.
•	Underground infrastructure, including ramps, raises, ventilation/service raises, explosives magazines, dewatering pumps and underground mobile equipment fleet.
•	Excellent access to the Los Braceros plant by paved highway and dirt roads.
•	Grid electric power supply to both sites.

The Los Braceros plant site includes the following:

•	The surface mill site and associated facilities including offices, shops, compressors, fuel storage, electric substations, ROM ore stockpile facilities, crushing, grinding, flotation, filtering circuits, concentrate storage facilities and assay laboratory.
•	Facilities providing basic infrastructure to the mill, including access roads, electric power distribution and process water supply.
•	A tailings storage facility.
•	Grid electric power supply to the site.

The town office site in Cosalá includes the following:

•	The surface office site and associated facilities including offices, shops, fuel storage and diamond drill core logging and storage facilities.
•	Grid electric power supply to the site.

Americas Gold’s environmental management systems for the San Rafael project are under continual development. These systems include:

•	Annual and quarterly reporting to SEMARNAT and PROFEPA (the policing, auditing, and inspection authority of SEMARNAT).
•	Water quality monitoring at Arroyo Higuera Larga upstream and downstream from the El Cajón mine, as well as discharge at the mine portal.

•	Hazardous waste control systems.
•	Compliance with NOM 120-SEMARNAT-2011 regulations which dictate environmental protection and permitting requirements for exploration activities.
•	Participation in PROFEPA’s certified national Environmental Audit Program.

As part of the permitting process, Americas Gold has completed archaeological surveys in operational and project areas, including the San Rafael-El Cajón area.

Most mining and processing activities are carried out under the terms of Authorization of Environmental Impact (“AEI”) and Change of Land Use permits (“Cambio de Uso de Suelo” or “CUS”), issued by the Mexican Secretaria de Medio Ambiente y Recursos Naturale (The Secretariat of Environment and Natural Resources, or “SEMARNAT”). An AEI permit was issued in 2007 to allow for the construction of a process plant and tailings storage facility on site and another AEI permit was issued in 2014 to allow for the construction of the El Cajón mine and project area. A bond was not required. To maintain these permits in good standing, Americas Gold must report on activities on an annual basis, particularly any changes such as an increase in production. The permit for the Cosalá Norte area expires in September 2020 and the permit for the Los Braceros plant area has been duly applied for – both permits are expected to be renewed in the ordinary course. Americas Gold did obtain CUS permits for areas around the plant, San Rafael and El Cajón which have since expired. The surface work required under the CUS has been completed in these areas and there is no current need to obtain new CUS permits.

Exploration activities, particularly drilling, are also governed by SEMARNAT regulations. Various authorization for a CUS are held by Americas Gold. The approval of affected surface rights holders is required as part of the permitting and drilling process.

There are 14 communities distributed in eight ejidos in the vicinity of Americas Gold’s mining concessions, including the capital of the municipality, Cosalá. Americas Gold is the major local employer. Over 80% of the Company’s employees live in the municipality of Cosalá. There is also a small administrative office located in Mazatlán.

Capital and Operating Costs

Cost estimates for the San Rafael mine are based on recent operating history and for the EC120 Project are based on a combination of recent operating history at San Rafael and the Los Braceros plant, in conjunction with calculations from first principles.

The capital and operating cost estimates for the San Rafael mine are summarized in the tables below.

San Rafael	Total
LOM Sustaining Capital Costs	$ M
Mine Development and Infrastructure	14.3
Process and Tailings	2.3
Exploration	2.0
Other	4.5
Total	23.1

San Rafael	$/t
Estimated LOM Operating Costs	Processed
Mining	19.64
Processing	15.38
G&A	8.65
Total	43.68

The capital and operating cost estimates for the EC120 Project are summarized in the tables below.

EC120	Initial	Sustaining	Total
Capital Costs	$ M	$ M	$ M
Mine Development	9.2	8.0	17.2
Mine Infrastructure	5.4	4.3	9.7
Process	0.6	2.0	2.6
Other	0.5	0.5	1.0
10% Contingency	1.0	-	1.0
Total Capital Cost	16.7	14.8	31.5

EC120	$/t
Estimated LOM Operating Costs	Processed
Mining	20.29
Processing	12.58
G&A	9.87
Total	42.74

Please see “General Development of the Business – Operations – Three Year History – 2021” for the Company’s updates on the San Rafael mine.

Exploration, Development and Production

The following information in this section entitled, “Cosalá Operations, Mexico “– Exploration, Development and Production” has been prepared and updated subsequent to the date of the San Rafael Technical Report and is not an extract from such report.

As announced on February 3, 2020, the Company was forced to temporarily halt mining and processing operations at the Cosalá Operations due to an illegal blockade. Normal operations resumed in December 2021 after reaching an agreement with union representatives and certain Mexican ministries in July 2021 and recalling workers in September 2021. The Los Braceros mill ramped up to nameplate production in December 2021. Development of the incline ramp has reached the Upper Zone at the San Rafael mine. The Upper Zone contains higher grade silver stopes which should benefit silver production as it was planned to start contributing towards the end of 2020 and for the full year in 2021 prior to the temporary suspension of operations.

Relief Canyon Mine, U.S.A.

General

Americas Gold and Silver is the owner of the Relief Canyon mine located on the southwestern flank of the Humboldt Range near Lovelock, Nevada, USA. The Relief Canyon mine consists of an open pit mine and an adsorption, desorption and recovery (“ADR”) processing plant.

The Relief Canyon mine is 100% owned and operated by the Company’s wholly owned subsidiaries, Pershing Gold (“PG”) and Gold Acquisition Corp. (“GAC”).

All necessary operating and environmental permits for current operations are in place or duly applied for. Notice of Intent (“NOI”) for the Phase 2 Environmental Impact Statement (“EIS”) was published in the Federal Register in Q3-2020 and a record of decision for the EIS was published by the Bureau of Land

Management on October 4, 2021. This decision will allow the Company to deepen the existing pit below the water table and expand waste rock storage facilities, heap leach pads, process ponds, and groundwater dewatering infrastructure. The Relief Canyon Project is subject to applicable environmental regulation. For further detail see “Description of the Business – Environmental Protection” and “Risk Factors – Government Regulation and Environmental Compliance”.

Technical Report

Please see the Company’s National Instrument 43-101 Technical Report dated July 6, 2018 entitled, “Technical Report and Feasibility Study for the Relief Canyon Project, Pershing County, Nevada, U.S.A.” (the “Relief Canyon Technical Report”) prepared by Paul Tietz, C.P.G., Neil B. Prenn, P.E., Carl E. Defilippi, R.M. SME and Mark Jorgensen, Q.P., available at www.americas-gold.com and under the Company’s profile on SEDAR (www.sedar.com). The content of the Company’s website and information accessible through the website do not form part of this AIF.

Recent Developments and Updates at the Relief Canyon Project

Since the date of the Relief Canyon Technical Report, while the Company was successful in meeting several important commissioning targets, including initial construction capital, and planned mining and crushing rates, the ramp-up at the Relief Canyon Project was challenging since the first gold pour in February 2020. During this period, the Company and its consultants performed extensive analyses and implemented a number of procedural changes to address the start-up challenges typical of a heap leach operation. As part of this review, the Company identified naturally occurring carbonaceous material within the Relief Canyon Project’s pit. The identification of this material was not recognized in the Relief Canyon Technical Report.1

During the first phase of mining (Phase 1 of 5), several adverse impacts affected the operation including the onset of the COVID-19 pandemic and the failure of the Company’s radial stacker. During early operations, an unknown quantity of ore contaminated with carbonaceous material was crushed and stacked onto the leach pad resulting in lower-than-expected recovery of the placed gold ore. Following realization of this adverse condition, the Company implemented additional measures to the ore control procedure to minimize the impact the carbonaceous material could have on leach pad performance. Additional efforts focussed on improving mining selectivity.

Phase 2 mining, which commenced in late Q4-2020, revealed a more structurally complex area than initially interpreted, caused by additional faults and folds. Gold mineralization is strongly influenced by structural controls. The impact of the structural complexity, combined with the increased mining selectivity to reject carbonaceous material, decreased ore availability in 2021.

As a result of these challenges, the Company began two small run-of-mine test pads in Q1-2021 to evaluate the possibility of simplifying the flowsheet by by-passing the crushing and conveying circuits. Results were encouraging and the operation transitioned to this method of ore placement. Additional improvements in the predictive ability of the resource model are progressing with incorporation of the latest geological detail from recent pit mapping as well as new data from an extensive re-assaying program of over 14,000 historic exploration pulp samples. Management also initiated several metallurgical test work programs to investigate ore treatment options, including passivation of carbonaceous material, bioleaching, and carbon-in-leach processing among others with encouraging preliminary results. Current metallurgical testing contemplates three phases, including bench, large column tests, and test heaps with each phase dependent on positive results from prior phases. As this test program progresses, findings will be incorporated into a revised comprehensive mine plan with updated operating and capital cost estimates. Results of these testing phases will be received throughout the year and continue into fiscal 2023.

As a result of the differences observed between the modelled (planned) and mined (actual) ore tonnage and the carbonaceous material identified in the early phases of the mine plan, an impairment charge of

1 The information in this section entitled, “Relief Canyon Mine, U.S.A. “– Recent Developments and Updates at the Relief Canyon Project” has been prepared and updated subsequent to the date of the Relief Canyon Technical Report and is not an extract from such report.

$55.6 million was taken during 2021, reducing the carrying value of the Relief Canyon Project’s mineral interest and plant and equipment. An additional reduction of $24.8 million was taken to inventory as a result of the decreased recovery expected from crushed gold ounces placed on the leach pad. As further test work is ongoing, future results may cause a reassessment of the remaining carrying value and cause a subsequent recovery or increase to the impairment.

The Company is committed to continuing efforts to resolve the metallurgical challenges at the Relief Canyon Project as noted above. As a result of capital allocation decisions prioritizing the reopening the Company’s Cosalá Operations and the Recapitalization Plan, among other priorities, the Relief Canyon Project’s mining operations were temporarily suspended as of August 13, 2021, with approval by the Board of Directors. The Company continues leaching operations, ongoing technical studies and working to improve recovery and operations through an extensive audit of drilling, sampling, ore control, and modelling, implementing internal QA/QC programs, and metallurgical test program. The ore most recently placed as run-of-mine continues to produce gold with estimated recovery exceeding 60% to-date. These efforts are expected to continue through the first half of 2022. The Company will reassess the status of the operation as the results of these efforts (and others) become available and the results are assessed.

Detailed financial, production and operational information for the Relief Canyon made is available in Americas Gold and Silver’s 2021 Annual MD&A which has been filed under the Company’s profile on SEDAR (www.sedar.com).

All scientific and technical information in this section relating to the updates to the Relief Canyon Project since the date of the Relief Canyon Technical Report has been reviewed and approved by Daren Dell, P. Eng., a current member of Company management, who is a “qualified person” for the purposes of NI 43-101.

Property Description, Location and Access

The Relief Canyon property is located on the southwestern flank of the Humboldt Range about 16 miles east-northeast of Lovelock in Pershing County, Nevada, and about 100 miles northeast of Reno. As a result of an Asset Purchase Agreement (“APA”) dated January 13, 2015, by and between Pershing Gold and its wholly owned subsidiary GAC as buyer, and Newmont USA Limited (“Newmont”), and the actions taken to effectuate the terms of the APA, the property currently consists of approximately 12,100 acres and includes 391 unpatented lode mining claims, 120 unpatented millsite claims, and approximately 4,373 acres of leased or subleased private mineral rights (fee land). The parcels that comprise the property are owned by Pershing Gold or GAC, or are leased by GAC from New Nevada Resources, LLC (“NNR”) and New Nevada Lands, LLC (“NNL”), or are leased or subleased by Pershing Gold from Newmont.

Pursuant to the APA, the June 15, 2006 Minerals Lease and Sublease (“2006 Lease Agreement”) with Newmont was further amended by the Third Amendment dated January 15, 2015 whereby, among other amended terms: (i) 1,594 acres of fee land previously subleased from Newmont, were released from the2006 Lease Agreement, the prior underlying leases terminated as to those lands, and converted to a new Mining Lease between GAC and NNR and NNL; (ii) 74 unpatented lode mining claims owned by Newmont were released from the 2006 Lease Agreement and conveyed to GAC; and (iii) the area of interest modified to exclude the GAC interests referenced in (i) and (ii) above, as well as other proximal lands owned or controlled by GAC. By the Third Amendment, none of the GAC owned mining claims, mill sites, or the fee lands directly leased by GAC are subject to the 2006 Lease Agreement. The mineral resources and reserves discussed in this report are all on GAC owned mining claims or GAC leased fee lands.

The 120 unpatented millsite claims and 254 of the unpatented lode mining claims are owned by GAC. There is a 2 percent net smelter return (“NSR”) royalty payable to either Newmont or Royal Crescent Valley Inc. on 141 of the lode mining claims owned by GAC. GAC leases 1,594 acres of the fee lands directly from NNR and NNL pursuant to Mining Lease NNR # 500135, dated January 6, 2015; these lands are subject to a 2.5 percent NSR payable to NNR and a 2 percent NSR payable to Newmont. None of the GAC owned mining claims, mill sites, or leased fee lands are subject to the 2006 Lease Agreement and therefore the mineral resources discussed by this report are not subject to the 2006 Lease Agreement.

Pershing Gold owns or leases 137 unpatented lode mining claims and subleases ~ 2,779 acres of fee lands that remain subject to the 2006 Lease Agreement with Newmont. The 2006 Lease Agreement provides Newmont the option (“Newmont Option”) under certain circumstances to enter into a joint venture with Pershing Gold or to convey the property to Pershing Gold and receive a sliding scale three to five percent NSR royalty, and a right to a $1.5 million-dollar production bonus payment upon conveyance. With regard to the subleased fee land, there is an offset provision in the event of underlying royalties such that Newmont’s three to five percent NSR will be reduced by the underlying royalty, provided that Newmont’s royalty shall not be less than two percent. Pershing Gold leases from Newmont 81 of the 137 unpatented lode mining claims that are subject to the 2006 Lease Agreement and owns the other 56. Pershing Gold’s 56 owned claims are made subject to the 2006 Lease Agreement by the Agreement area of interest provision. These claims are subject to the Newmont Option. Pershing Gold subleases Newmont’s leasehold rights on approximately 2,779 acres of fee land. Newmont holds these rights under two leases with NNR and NNL: (i) Minerals Lease NNR # 182092, dated August 17, 1987 covering 320 acres, with no underlying royalty; and (ii) Mining Lease NNR # 500136, dated December 31, 2014 covering approximately 2,459 acres, with a 2.5 percent underlying NSR payable to NNR. These subleased fee lands are subject to the Newmont Option.

Access to the Relief Canyon property is via Interstate 80 northeast of Lovelock, which is approximately 90 miles east of Reno, Nevada. From exit 112 located 7 miles northeast of Lovelock, access is by way of Coal Canyon Road about 10 miles southeast, turning north at Packard Flat onto a gravel road for about two miles to the property. Coal Canyon Road is a paved road maintained by Pershing County.

History

Relief Canyon is located in the Relief-Antelope Springs mining district, which had antimony, silver, and mercury production, and fluorite prospecting, dating back to the late 1800s. The property was staked in 1978 for high-purity limestone by Falconi Cement Inc. (“Falconi”), which drilled one core hole to test the quality of the limestone. Gold was not identified in the area until 1979, when a regional precious metals prospecting program by the Duval Corporation (“Duval”) generated anomalies in the area. Drilling by Duval in 1981 and 1982 confirmed the presence of a low-grade zone of gold.

Lacana Mining Inc. (“Lacana”) purchased the property from Duval in 1982. After drilling 204 reverse circulation holes and undertaking pilot-scale heap-leach test work, Lacana opened the open pit Relief Canyon mine in September 1984, only to close it in October 1985 due to poor gold recoveries. Various sources report that from 1984 to 1985 Lacana produced about 14,000 ounces of gold from heap-leach processing of run-of-mine ore. Southern Pacific Land Company (later Santa Fe Pacific Corp.; “Santa Fe”) owned the private property adjacent to the deposit, participated with Lacana in the pilot-scale metallurgical program, and drilled 147 reverse circulation holes on their property to test for continuation of the mineralization.

In 1986, Pegasus Gold Corp. (“Pegasus”) purchased the property from Lacana and re-opened the mine in October 1987. Mining ceased in 1989 after having extracted material from three open pits. Production by Pegasus from the Relief Canyon mine is considered to be a little over 100,000 ounces.

J. D. Welsh and Associates of Reno, Nevada (“Welsh”) purchased the property from Pegasus in September of 1993 and reportedly produced several thousand ounces of gold by continuing to rinse the existing heaps.

Newgold, Inc., which later changed its name to Firstgold Corporation (collectively “Firstgold”), purchased the Relief Canyon property from Welsh in January of 1995. In the first year, Firstgold processed pregnant pond solution until July of 1995.

Through April of 1997, Firstgold drilled 73 reverse circulation holes to examine the areas north, west, and southwest of the old pits for continuation of mineralization. The property was apparently then idle until 2003. In 2006, a ground magnetic survey was conducted. Subsequent exploration by Firstgold focused on the potential for mineralization between the existing pits and to the north and northwest. A total of 105 reverse circulation holes and four core holes were completed at Relief Canyon by Firstgold in 2007 and 2008.

Firstgold redeveloped and reconstructed the Relief Canyon heap-leach processing facilities in 2007 and 2008. They attempted to reprocess some of the previously leached material in late 2008 and early 2009, but shut the project down within a few months. In January of 2010, Firstgold filed for bankruptcy protection.

Platinum Long Term Growth LLC acquired the Relief Canyon assets, from whom Pershing Gold acquired the Relief Canyon mine on August 30, 2011. Since acquiring the project, Pershing Gold has conducted geologic mapping, rock and soil sampling for geochemical analysis, and geophysical surveying. As of September, 2016, Pershing Gold had drilled 415 core and 89 reverse circulation holes to expand the resource and to develop and test targets away from the historical pits that are included in the database used to prepare the grade model of the deposit. Since September, 2016, Pershing Gold has drilled about 50 additional holes that are not included in the grade model.

Geology and Mineralization

The Relief Canyon property is located on the western flank of the southern Humboldt Range, one of the generally north-trending, fault-bounded ranges of the Basin and Range physiographic province. The oldest rocks exposed in the range are mafic and silicic volcanic rocks of the arc-related Lower Triassic Koipato Group, which are overlain by marine carbonate rocks of the Middle to Late Triassic Star Peak Group. The Cane Spring Formation lies at the top of the Star Peak Group and hosts the gold mineralization at Relief Canyon. Overlying the Star Peak Group is a fluvial-deltaic sequence called the Auld Lang Syne Group, of which the basal Grass Valley Formation overlies the gold mineralization at Relief Canyon.

During Middle Jurassic to Middle Cretaceous time, east-directed folding and thrusting, as well as metamorphism to at least greenschist facies, affected the Mesozoic carbonate and deltaic sedimentary rocks of the Relief Canyon area. Isolated remnants of Miocene basaltic and rhyolitic volcanic rocks in the southern Humboldt Range attest to Tertiary volcanism. Cenozoic northeast and north-northwest- trending normal faults are present on the property.

Mesozoic tectonostratigraphy in the vicinity of the Relief Canyon mine consists chiefly of a metamorphosed footwall mafic volcanic package; a metamorphosed, foliated, and highly deformed carbonate-dominant package with intercalations of conglomerate and mafic volcanic rocks; a tectonically thickened, thick-bedded to massive limestone unit; and a tectonically thickened package of siliciclastic rocks of the Late Triassic Grass Valley Formation. Altered feldspar porphyry dikes and sills, and dikes of gabbro are found in the Relief Canyon mine area. Gold mineralization occurs in both the foliated carbonate package and the thick-bedded limestone unit and is spatially correlated with the contacts of the gabbro intrusions.

Gold mineralization at the Relief Canyon mine is primarily found in three mineral zones that are structurally controlled and characterized by distinctive host rocks. From structurally lowest to highest, the zones are the Jasperoid Zone, the Lower Zone, and the Main Zone. The Main Zone hosts the bulk of the current and historical gold resources at Relief Canyon, while the Lower and Jasperoid zones are newly discovered mineral zones encountered below the Main Zone in the North Target area. Quartz- illite+fluorite+kaolinite alteration is associated with gold mineralization in all three of these mineral zones. Recognition of these three zones has provided the context for evaluating data from metallurgical testing, and for the selection of metallurgical test samples.

The modeled Relief Canyon Main Zone gold mineralization lies primarily within a collapse breccia at the top of the Cane Spring Formation (formerly the Natchez Pass Formation) massive limestone, immediately below the Grass Valley Formation. Within the deposit area, the contact between the Grass Valley Formation and Cane Spring Formation, as well as the mineralized breccia horizon lying between the two units, forms a broad, northeast-trending antiform that plunges about 10° to the southwest. The thickest portions of the breccia, as well as the associated mineralization, lie primarily along the broad crest of the antiform, and the breccia and accompanying mineralization thins and pinches out down dip on the northwest limb, and is very thin to nonexistent on the southeast limb. Locally, the breccia-hosted mineralization extends a short distance (usually less than 10 feet) into the overlying Grass Valley Formation.

The Lower Zone and Jasperoid Zone gold mineralization is hosted within the foliated deformed limestone package below the massive limestone unit. Lower Zone gold mineralization displays a strong spatial association with gabbro sills and/or transposed dikes, and mineralization is hosted in, or is proximal to, complex tectonic breccias and local carbonate-dissolution collapse breccias. The Jasperoid Zone occurs within a sequence of limey ductile tectonites with local stretched and boudinaged quartz veins, stretched- quartz-pebble conglomerate and sandstone, folded and foliated limestone, and altered gabbro, all of which have been replaced by dark-colored quartz.

Exploration

Since acquiring the Relief Canyon mine in August 2011, Pershing Gold has conducted additional core and reverse circulation drilling in order to expand the resource and has also conducted drilling for some target development and testing away from the pits. Pershing Gold’s drilling is discussed in Drilling.

Pershing Gold has also conducted geophysical surveying, geologic mapping, and rock and soil sampling around the mine and within the district. A program of 10 east-trending Controlled Source Audio Magneto-Telluric (“CSAMT”) lines totaling 23.54 miles was completed across the Packard Flat alluvial sediments. Two additional CSAMT lines totaling 2.92 miles and oriented N30°E were completed south of Packard Flat, in the northwest corner of the Pershing Pass area. Two IP-resistivity lines totaling 3.48 miles were completed in an east-west orientation across the north edge of Packard Flat, just south of Coeur Mining Inc.’s Nevada Packard open-pit mine.

Three geophysical anomalies beyond the resource area were tested with 4 exploration drill holes totaling approximately 2,800 feet.

Pershing Gold undertook detailed mapping in the pits and adjacent areas in 2012 to collect structural data that would help refine understanding of the complex geology at Relief Canyon and to identify additional drill targets. They have also collected surface rock-chip samples for geochemical analyses.

Drilling

Falconi, Duval, Lacana, Pegasus, Santa Fe, Firstgold, and Pershing Gold all drilled at the Relief Canyon property. No information on the single core hole drilled by Falconi in 1978 is included in the database. The database used for the resource estimate described in this report includes 419 core holes and 676 reverse circulation holes, for a total of 482,755 feet of drilling, of which 415 core holes and 89 reverse circulation holes were drilled by Pershing Gold from 2011 to September 2016.

Since the effective date of the technical report until the end of 2020, an additional 77 core holes for 56,390 feet were drilled by Pershing and the Company. As of the end of 2020, a total of 496 core holes and 676 reverse circulation holes for 539,145 feet of drilling are included in the database.

Lacana and Santa Fe reported different experiences with drill-hole sampling of the mineralized breccia. Nearly all of the Lacana samples in the breccia were collected by dry drilling methods, as the breccia was intersected above the water table, and they made an effort to mitigate and quantify any effects of contamination. To the west, Santa Fe drilled deeper and encountered heavy formational water flows in the breccia, and their early sampling procedures allowed fine, clay-sized material (grain size is classified as “clay” if the particle diameter is <0.002 mm) to overflow the sampling bucket. Santa Fe revised its sampling procedures to improve collection of the fines, and comparison of the two types of sampling procedures by Santa Fe showed average increases of 8 percent to 19 percent in the gold values for intervals for which the fines were caught. Drill logs suggest that most holes by other operators drilled the breccia dry when it was intersected above the water table.

The drill data suggest that down-hole contamination of gold values occurred in some portion of the pre- Pershing Gold reverse circulation drill-hole sample database for drill-hole intervals below the water table. In response to this issue, Pershing Gold converted to entirely core drilling, resulting in a much higher confidence for geologic and assay data, as well as a much-improved structural interpretation; the latter being the primary control on mineralization within the Relief Canyon deposit. The issue of down-hole contamination in historical reverse circulation samples has been mitigated to a significant extent in the North area resource modeling by the exclusion of suspect intervals and the reliance on the recent Pershing Gold core drilling program. The authors’ opinion is that the procedures used in the resource modeling have minimized the effects of potentially contaminated intervals and the risk to the resource estimate is considered low.

The authors believe the sample preparation, security, and analytical procedures used by Pershing Gold and prior operators were acceptable procedures and the resulting analytical data are of sufficient quality for use in the resource estimation.

Sampling, Analysis and Data Verification

The following information is taken from Evans and Altman (2013) with additional information provided by Pershing Gold. MDA has verified much of the core sampling and assaying procedures during four site visits.

Drill core was boxed and sealed at the drill rig, then moved to the Relief Canyon logging and sample preparation facilities in Lovelock, Nevada by trained personnel. Pershing Gold sampled core in variable lengths up to a maximum of about 5 feet. Sample lengths were based on lithology or the presence of mineralization. Generally, the entire length of the hole was sampled, although in some instances, sampling was limited to known gold-bearing lithologies. Core was split down the center using a table- fed circular rock saw. One-half of the core was sent for assay, while the remaining half was returned to the core box and stored at Relief Canyon in a secure, fenced-off area. Reverse circulation chips were split at the drill rig with approximately 3 to 6 kg of cuttings saved for assay from each 5-foot sample (Pershing Gold news release, December 4, 2012). Core density measurements were completed in-house using the wax-coated water-immersion method.

Core and reverse circulation samples were stored in a fenced area until picked up by the laboratory (Pershing Gold news release, December 4, 2012).

For the five reverse circulation holes completed in 2011, and the 35 core holes completed in 2011 and 2012, ALS was the principal laboratory. For the remaining 84 reverse circulation holes completed in 2012, and 26 of the core holes completed in 2013, Inspectorate America Corp. (“Inspectorate”, now part of Bureau Veritas) in Sparks, Nevada, was used for assaying. The five metallurgical core holes in 2013 were assayed at McClelland Laboratories (“McClelland”) in Sparks, Nevada while the remaining 2013 core holes were sent for analyses to Skyline Assayers and Laboratories (“Skyline”) in Sparks, Nevada. Both Skyline and Inspectorate were used for the 2014 and 2015 core drill program while McClelland was used for the 2016 drill program. Sample preparation was performed by the assay laboratories. ALS analyzed for gold by fire assay on a 30g sample with an atomic absorption finish (their code Au-AA23). Inspectorate performed one-assay-ton fire assays with an atomic absorption finish (their code AU-1AT- AA). Skyline analyzed for gold by fire assay on a 30g sample with an atomic absorption finish (their code FA-1,) while over-limits (>3ppm) were analyzed by gravimetric assay (code FA-2). McClelland analyzed for gold by fire assay with an atomic absorption finish (their code FA-AAS-30-Au).

In addition to the gold analyses, silver analyses on the 2016 drill samples were completed by McClelland by fire assay with an atomic absorption finish (their code FA-AAS-30-Ag). Pershing also sent pulp samples from the 2014 and 2015 drill programs to Inspectorate for silver analyses by aqua regia digestion and atomic absorption analyses.

For the 2011 and 2012 Quality Assurance/Quality Control (“QA/QC”) programs, 12 different certified standards were inserted into the sample stream at a rate of one standard for every 25 samples. The certified standards were purchased from CDN Laboratories of British Columbia and an independent sample preparation laboratory in Reno, Shea Clark Smith MEG (“MEG”). A total of 163 blanks were inserted into the drill samples at a rate of one blank in 75 samples (slightly more than one percent of the total number of samples). Blank samples consisted of landscape rock (scoria) purchased from a local hardware store. In addition, the primary sample stream also included replicate analyses of 455 pulp within the original sample stream at a rate of one in 25 samples, representing 3.6 percent of the total number of samples analyzed. Field duplicates were also used at a rate of one in 200 samples. For core samples, the field duplicate consisted of a quarter cut of the remaining core; for reverse circulation samples, the field duplicate consisted of all the cuttings from the reject pipe of the revolving splitter. A total of 84 second- laboratory check assays were performed by Inspectorate on pulps used for the original ALS assays.

The 2013 drill program followed the same QA/QC protocol for blanks, standards, and replicate pulps as in 2011-2012. A total of 77 blanks and 266 standards were submitted to the primary laboratory (Inspectorate or Skyline). Blank samples consisted of landscape rock (scoria), while the certified standards were purchased from CDN Laboratories. The primary sample stream also included replicate analyses of 68 pulps in the original laboratory batches. The 2013 QA/QC program did not include any coarse reject pulp duplicate or field duplicate samples nor were any check samples sent to a second umpire laboratory.

The 2014-2015 drill program followed the same QA/QC protocol for blanks and standards as in 2011, 2012 and 2013. A total of 568 blanks and 1,599 standards were inserted into the primary sample stream submitted to the primary laboratories (Inspectorate, Skyline and to a more limited extent ALS). The 2014-2015 QA/QC program also included 134 quarter-core field duplicates, 593 same-laboratory replicate pulps, 153 second laboratory duplicate pulp analyses, and 68 second laboratory check assays on original pulps (“replicate pulp analyses”).

The QA/QC program for the 2016 drilling (drill holes RC16-458 thru RC16-475) used 42 blanks and 101 standards inserted into the sample stream sent to McClelland. Another 13 blanks and 29 standards were inserted into the sample stream of pulps sent to Inspectorate for silver analyses.

Mr. Paul Tietz visited the Relief Canyon mine office and field site on October 17 and 18, 2013, January15, 2015, September 30, 2015, and October 13, 2016. During all site visits, the project geology was reviewed, which included: a) a field tour of the deposit area; b) visual inspection of core holes; and c) discussion with Pershing personnel of the current geologic interpretations. Drill site and mineralization verification procedures were conducted, and core drilling and sampling procedures were appraised. MDA has also maintained a relatively continual line of communication through telephone calls and emails with Pershing Gold project personnel in which the project status, procedures, and geologic ideas and concepts have been discussed. The result of the site visits and communications is that MDA has no significant concerns with the project procedures.

Mr. Tietz has also verified the Relief Canyon mine database and compiled and analyzed available quality control/quality assurance (“QA/QC”) data collected by Lacana, Firstgold, and Pershing Gold; no QA/QC data collected by Duval, Pegasus, or Santa Fe are available. In addition to a review of the database verification and available QA/QC data, a comparison of the drill data by company is also discussed, as is a sample-pair analysis of closely spaced drill intervals from adjacent holes.

Data verification, as defined in NI 43-101, is the process of confirming that data has been generated with proper procedures, has been accurately transcribed from the original source and is suitable to be used. There were no limitations on, or failure to conduct, the data verification for this report.

Mineral Processing and Metallurgical Testing

The Relief Canyon ore deposit contains an oxidized and partially oxidized gold mineral resource and reserve that metallurgical testing and historical mining experience indicate are amendable to cyanide heap- leach processing. In 2015, 2016, and 2018, Pershing Gold conducted metallurgical test work on drill core and bulk samples to confirm heap-leach processing on additional resources that have been identified under the existing pit. The metallurgical test work was based on identifying three distinct metallurgical zones on cross-section called the Main, Lower, and Jasperoid zones.

The variability of recovery in the deposit was determined by taking samples from the three zones, Main, Lower and Jasperoid and using 10-mesh bottle roll tests to confirm the projected recoveries. The samples were collected and collated according to the design Phase 1, Phase 2 and Phase 3 mining pits. Each of these phases refers to a different mining sequence at an increasing depth. In general, the variability testing supported the column leach test results. There were two areas, one in the Main Zone of the north section of the design Phase 1 mine pit and one in the Main Zone of the north section of the design Phase 3 mine pit, which had lower recoveries than the bulk of the Main Zone, and these lower recoveries were incorporated into the reserve calculations.

Bottle roll tests conducted on Main, Lower and Jasperoid zone material support the conclusion that gold recovery in a heap leach is not dependent on a crush size between 3/8 inch and -2 inch that would be typical for a heap leach. For the Jasperoid and Lower zones it is likely that the ultimate recovery is not dependent on feed size but rather on leach time.

The column-leach and permeability tests indicate that agglomeration is required in order to achieve hydraulic conductivity and a corresponding gold recovery on a consistent basis. Tests conducted in 2018 on blends of high fines/low fines material from the bulk samples taken from the Main Zone indicated that permeability of these ore samples was dependent on the amount of contained minus 200-mesh material. The results from two different laboratories indicated that for these samples of blended Main Zone ore, the permeability of the heap could be maintained at the planned application rate up to a maximum stacking height of 200 feet provided the amount of fine material could be controlled.

The planned processing method is to blend ores to a fines content (to be optimized during operations), primary crush the ore (80 percent -3 inch crush size), agglomerate the material with an average of 8 lb/ton of cement as a binder, heap-leach the material using dilute cyanide solutions for the recovery of gold and silver, recover the precious metals using carbon adsorption columns. The gold loaded carbon is eluted via strip vessel using sodium hydroxide, high temperature and pressure. The eluted pregnant solution then reports to the electrowinning cells. The final step is smelting the electowinning sludge to produce a doré bar. This method of processing and recovering the gold and silver values is supported by the testwork conducted to date and is technology that is known and practiced in the gold mining industry.

Projected operational parameters based on multiple years of testwork demonstrate that the major Relief Canyon rock types contained in the Main, Jasperoid and Lower Zones, generally would be amenable to heap-leach cyanidation treatment. Overall gold recoveries based on a crush size of 80% passing minus 3 inches for the Main, Jasperoid and Lower Zones were determined to be approximately 87%, 77% and 77% respectively, with silver recovery at 36%, 18% and 28%.

Mineral Resource and Mineral Reserve Estimates

Refer to the “Americas Gold and Silver Mineral Reserves and Mineral Resource Estimates” section for quantity, grades and category. Assumptions are outlined in the “Notes for Mineral Reserve and Mineral Resource Estimates” section.

Mining Operations

The Relief Canyon deposit has been mined in the past by open pit methods, followed by heap leaching. This Feasibility Study considers mining by open pit methods. To determine potentially minable material, a number of pit optimization runs were completed utilizing pit slope parameters developed by Golder and Associates. The property is currently permitted to mine inside a permit boundary down to an elevation of approximately 5,080 feet.

Processing and Recovery Operations

Processing will be conducted using a conventional heap leach with ADR (Adsorption, Desorption, Recovery) circuit. Ore will be crushed to 80 percent passing 3 inches, belt agglomerated using cement, and conveyed and stacked on the heap leach pad. Stacked ore will be leached with a dilute sodium cyanide solution and the resulting pregnant solution will be processed in an ADR plant for the recovery of precious metals from solution. The resulting gold and silver sludge from the ADR plant will be treated in a mercury retort and smelted to produce doré bars.

A single-stage crushing plant will process up to 16,700 tons daily, or a maximum of 6.0 million tons annually. The mine has an estimated life of 5.6 years.

Approximately 30.2 million tons of ore are planned for stacking and leaching over the life of mine. The Pad 5, 6, 7 heap leach will include both new and existing lined pad area for a combined total of approximately 3.3 million square feet of pad area. The existing Operating Pond East (“OPE”) and Operating Pond West (“OPW”) process ponds will be used for solution containment and management; no additional ponds are required during the first two to three years of operation. In Year 3, the leach pad will be expanded by an additional 2.2 million square feet and an additional process solution pond will be constructed for storm water management to provide additional process solution containment capacity and operational flexibility.

The gold recovery plant will process a nominal 3,000 gallons per minute of pregnant heap leach solution and consists of existing carbon-in-column adsorption, pressure strip, and refining circuits, a new electrowinning circuit and new melt furnace. The existing plant also includes carbon acid washing and regeneration. The plant will be retrofitted with the mercury control equipment authorized in the Mercury Operating permit, which includes a mercury retort, sulfur-impregnated carbon circuits and baghouse for removing mercury from process equipment exhaust gases.

Infrastructure, Permitting and Compliance Activities

Existing installations include site access and haul roads, ADR facility, process solution ponds, heap-leach pad, waste rock facilities, site buildings, electrical power supply, water wells, and fencing around the process facilities.

Electrical power will be by a combination of line power and diesel generator units. Approximately 41% of the electrical demand will be supplied by line power to most of the existing infrastructure, including the existing administration building, mine offices, warehouse, ADR plant, and process solution management.

The remaining demand for the crushing plant, overland conveyor, and heap stacking conveyor system will be met by installing local diesel generators. Mine facilities such as a truck shop, truck wash, mine office complex, and fuel station will be constructed, operated, and maintained by the mining contractor.

The water demands for the project include make up water for the process facilities, fire water, crushing area dust suppression, road dust suppression, and potable water supply for the offices. Water for mining, the heap-leach facilities, fire suppression, and other uses will initially be supplied by existing production wells located west of the pit area. It is estimated that the total average site demand will be approximately 630 gpm in the summer months and 430 gpm in the winter months. Two new deeper wells are contemplated to replace the existing wells for future pit dewatering when the existing wells are ultimately mined out.

Water from the production wells will be pumped to a new raw/fire water storage head tank on the western side of the pit, just south of the ROM stockpile. This tank is sized to contain the necessary fire water and process / raw water reserves and will provide raw process water for the crushing and stacking plant, and mine facilities such as the truck shop, truck wash, and mine offices.

There are no known ongoing environmental issues with any of the regulatory agencies.

Social and community impacts have been and are being considered and evaluated for the various plan amendments performed for the project in accordance with the NEPA and other federal laws. Potentially affected Native American tribes, tribal organizations and/or individuals are consulted during the preparation of all plan amendments to advise on the proposed projects that may have an effect on cultural sites, resources, and traditional activities.

The most recent Master Plan of Pershing County, Nevada, is consulted during the preparation of plan amendments. Potential community impacts to existing population and demographics, income, employment, economy, public finance, housing, community facilities and community services are evaluated for potential impacts as part of the NEPA process.

There are no known social or community issues that would have a material impact on the project’s ability to extract mineral resources. Identified socioeconomic issues (employment, payroll, services and supply purchases, and state and local tax payments) are anticipated to be positive.

Capital and Operating Costs

The capital and operating cost estimate is based on mining contractor detailed quotes for mining the deposit, and cost estimates derived from first principles based on quotes for major items. In addition, the crushing plant, stacking system, mobile equipment and the diesel generators are initially leased (to own) for a period of three years.

The capital and operating cost estimates for the Relief Canyon mine are summarized in the tables below.

Relief Canyon	Initial	Sustaining	Total
Capital Costs	$ M	$ M	$ M
Mine Pre-Production	5.6	0	5.6
Process and Leach Pads	15.7	6.4	22.1
Other	2.6	5.5	8.1
Contingency	4.3	2.9	7.2
Total Capital Cost	28.2	14.8	43.0

Relief Canyon	$/ton
Estimated LOM Operating Costs	Processed
Mining ($/total ton mined is 1.98)	9.54
Load Crusher	0.37
Processing	2.85
G&A	0.43
Total	13.09

Actual pre-production capital costs at Relief Canyon were estimated to be between $28 and $30 million prior to first gold pour on February 18, 2020. Please see “General Development of the Business – Operations – Three Year History – 2021” for the Company’s updates on the Relief Canyon mine.

Exploration, Development and Production

The following information in this section entitled, “Relief Canyon Mine, U.S.A. “– Exploration, Development and Production” has been prepared and updated subsequent to the date of the Relief Canyon Technical Report and is not an extract from such report.

On August 13, 2021, the Company and the Board of Directors determined to temporarily suspend mining operations at the Relief Canyon Project while it continues leaching operations and ongoing technical studies to improve gold recovery and update the mine plan. This work is expected to continue into 2022. See “Material Mineral Projects – Relief Canyon Mine, U.S.A. – Technical Report - Recent Developments and Updates at the Relief Canyon Project” for further information.

***

RISK FACTORS

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the forward-looking statements, financial statements and the other publicly filed documentation regarding the Company available on the Company’s SEDAR profile at www.sedar.com and EDGAR profile on www.edgar.com, the reader should carefully consider each of, and the cumulative effect of, the following factors. Any of these risk elements could have material adverse effects on the business of the Company. See note 26 – Financial risk management of the Company’s audited consolidated financial statements for the year ended December 31, 2021.

Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company’s business, condition (financial or otherwise), results of operations, properties or prospects.

The Company’s production estimates may not be achieved as mining and exploration activities and future mining operations are, and will be, subject to operational risks and hazards inherent in the mining industry.

The Company currently has three production-level mines: Relief Canyon in Nevada, U.S.A., the Galena Complex in Idaho, U.S.A. and the Cosalá Operations in Sinaloa, Mexico. Relief Canyon, where mining is temporarily suspended, was acquired by the Company in April 2019 in connection with the Pershing Gold Transaction, the Galena Complex is currently undergoing a Recapitalization Plan that commenced in October 2019 and the Cosalá Operations where the Company began recalling its workers as of September 11, 2021 and commenced reopening the operation as of September 13, 2021 and returned to normal operations at the end of Q4-2021 following the Company entering into an agreement on July 6, 2021 with the Mexican Ministries of Economy, Interior and Labour along with union representatives committing to a reopening of the Cosalá Operations and the return to full uninterrupted operations. No assurance can be given that the intended or expected production estimates will be achieved by the Company’s operating mines or in respect of any future mining operations in which the Company owns or may acquire interests. Failure to meet such production estimates could have a material effect on the Company’s future cash flows, financial performance and financial position. Production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. Actual production may vary from its estimates for a variety of other reasons, including:

●	actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics;
●	short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned;
●	mine failures, slope and underground rock failures or equipment failures;
●	industrial accidents;
●	natural phenomena such as inclement weather conditions, floods, droughts, rockslides and earthquakes;
●	issues relating to the COVID-19 pandemic or other pandemics or national or global health crises;
●	encountering unusual or unexpected geological conditions;
●	changes in power costs and potential power shortages;
●	shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
●	labour shortages or strikes or other related interruptions to normal operations;
●	acts of war, terrorism, civil disobedience and protests; and

●	restrictions or regulations imposed by government agencies or other changes in the regulatory environments.

Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing production to cease. Each of these factors also applies to sites not yet in production and to operations that are to be expanded. It is not unusual in new mining operations to experience unexpected problems during the start-up or ramp-up phases to full production and operations. Depending on the price of gold, silver or other metals, it may be determined to be impractical to commence or, if commenced, to continue commercial production at a particular site.

Production at Relief Canyon is currently temporarily suspended. While the Company was successful in meeting several important commissioning targets, including initial construction capital, and planned mining and crushing rates, the ramp-up at Relief Canyon was challenging since the first poured gold in February 2020. During this period, the Company and its consultants performed extensive analyses and implemented a number of procedural changes to address the start-up challenges typical of a heap leach operation.  As part of this analysis, the Company identified naturally occurring carbonaceous material within the Relief Canyon pit. The identification of this material was not recognized in the feasibility study. During the first phase of mining (Phase 1 of 5), several adverse impacts affected the operation including the onset of the COVID-19 pandemic and the failure of the Company’s radical stacker. Offsetting these challenges was the definition of the gold mineralized zones through blasthole sampling which reconciled reasonably to the block model. However, during Phase 1, an unknown quantity of the carbonaceous material was crushed, stacked, and disseminated onto the leach pad resulting in lower than expected recovery of the placed gold ore.

Following realization of this adverse material, the Company developed and implemented a more comprehensive ore control procedure to minimize the impact the carbonaceous material could have on leach pad performance.  Additional efforts focused on improving mining selectivity. Phase 2 mining, which commenced in late Q4-2020/early Q1-2021, demonstrated a more structurally complex area than initially interpreted, caused by additional faults and folds. Gold mineralization is strongly influenced by structural controls. The impact of the structural complexity, combined with the increased mining selectivity to reject carbonaceous material, decreased ore availability in Q1-2021 and into Q2-2021. As a result of these challenges, the Company began two small run-of-mine test pads in Q1-2021 to evaluate the possibility of simplifying the flowsheet by by-passing the crushing and conveying circuits. Results were encouraging and the operation transitioned to this method of ore placement to further demonstrate its applicability with haul trucks delivering the ore directly from the pit to the leach pad.

Additional improvements of the resource model are progressing with incorporation of the latest geological detail from recent pit mapping as well as new data from an extensive re-assaying program of over 10,000 historic exploration pulp samples. Completion of this data compilation and analysis is targeted for early 2022.

As a result of the differences observed between the modelled (planned) and mined (actual) ore tonnage and the carbonaceous material identified in the early phases of the mine plan, an impairment charge of $55.6 million has been taken in during 2021, reducing the carrying value of the Relief Canyon mineral interest and plant and equipment. An additional reduction of $23.0 million was taken to inventory as a result of the decreased recovery expected from crushed gold ounces placed on the leach pad. As further test work is ongoing, future results may cause a reassessment of the remaining carrying value and cause a subsequent recovery or an increase to the impairment.

The Company is committed to continuing efforts to resolve these metallurgical challenges at Relief Canyon as noted above. However, the Company is in the process of reopening the Cosalá Operations and is currently prioritizing its capital resources to the restart. As a result of these capital allocation decisions, Relief Canyon has temporarily suspended mining operations as of August 13, 2021. During this time, the Company will continue leaching operations and working to improve recovery and operations through an extensive audit of drilling, sampling, ore control, and modelling, implementing internal QA/QC programs, and metallurgy testing program on carbonaceous material. The suspension on mining operations may be extended, in full or in part, while the Company completes its assessment.

There can be no assurance that significant costs will not be required in the near future in order to achieve full production capacity, the expected timing and/or results of the conclusions of the data compilation and analysis, the Company’s ability to improve the operational and financial performance of its assets or that the Company will be profitable or realize net cash flows in the future, or that if it is profitable or realizes net cash flows, that it will continue to do so in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as costs increase for the personnel, contract mining, consumables, equipment and consultants associated with advancing its exploration, development and production activities. In addition, there can be no assurance that the Company’s estimates and expectations regarding the number of ounces of gold stacked on the leach pad or regarding the ultimate recoverability and monetization of such ounces will prove to be correct in the near term or at all.

Risks Related to the Resumption of Operations and Ramp-up to Full Production

The re-opening and resumption of mining and processing operations at the Cosalá Operations, including expected production levels and ramp-up to full production at the Cosalá Operations will be subject to a number of inherent risks. It is not unusual in the mining industry for the restart of mining operations to experience unexpected problems during the early stages of the restart and ramp-up to full production, including failure of equipment, machinery, or other processes to perform as designed or intended, insufficient ore stockpile or grade, and failure to deliver adequate tonnes of ore, any of which could result in delays, slowdowns or suspensions and require more capital than anticipated, including capital costs required in connection with the resumption of mining and processing operations at the Cosalá Operations. Further, the Cosalá Operations were subject to an illegal blockade which began in February 2020 and continued until while the Company signed an agreement with the Mexican Ministries of Economy, Interior and Labour along with union representatives committing to a reopening at the Cosalá Operations. The agreement contemplates immediate right to possession of the property with joint inspections coordinated by the Ministry of Labour, so that the mine can restart operations in a safe and sustainable manner. The Company began recalling its workers as of September 11, 2021 and commenced reopening the operation as of September 13, 2021 as the employees arrived on site. The Company has addressed all of the recommendations from the Ministry of Labour report. However, there can be no assurances that the that the Company will receive and continue to receive the level of support from the Mexican government with respect to the long-term stability of the Cosalá Operations or the ability to maintain such support in the near- and long-term. As a result, Company may experience further labour disputes, work stoppages, illegal blockades or other disruptions in production that could materially adversely affect its operations and results. We believe that the Company’s continuing efforts to build lasting and constructive relationships with the Mexican government, host communities, its workforce and key stakeholders ,and the significant local economic development initiatives the Company supports both directly and indirectly, will result in maintaining and building trust with local communities and more local citizens benefiting economically which will continue  to  support our Cosalá Operations and the return to production, including ramp-up to full production. However, there is no assurance that the Company’s efforts will effectively mitigate such risk.  In addition, estimated mineral reserves and mineral resources and anticipated costs, including, without limitation, operating expenses, cash costs and all-in sustaining costs, anticipated mine life, projected production, anticipated production rates and other projected economic and operating parameters may not be realized, and the level of future metal prices needed to ensure commercial viability may deteriorate. Consequently, there is a risk that the Cosalá Operations may encounter or continue to encounter problems or be subject to delays or suspensions during the early stages of the restart of mining operations and the Company’s efforts to ramp-up production at Cosalá Operations to expected full production, which may or have other material adverse consequences for the Company, including its operating results, cash flow and financial condition.

Risks Related to Relief Canyon’s Early Years of Production

The Company temporarily suspended mining operations at Relief Canyon on August 13, 2021, and needs to assess and determine when such mining operations will be resumed. The Company has continued leaching operations and ongoing metallurgical test work at Relief Canyon during the temporary suspension of mining operations. The first few years of production from the Relief Canyon Mine will be subject to a number of inherent risks. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the early stages of the production phase and ramp-up to full production, including failure of equipment, machinery, the processing circuit or other processes to perform as designed or intended, insufficient ore stockpile or grade, and failure to deliver adequate tonnes of ore, any of which could result in delays, slowdowns or suspensions and require more capital than anticipated. In addition, estimated mineral reserves and mineral resources and anticipated costs, including, without limitation, operating expenses, cash costs and all-in sustaining costs, anticipated mine life, projected production, anticipated production rates and other projected economic and operating parameters may not be realized, and the level of future metal prices needed to ensure commercial viability may deteriorate. Consequently, there is a risk that Relief Canyon may encounter or continue to encounter problems or be subject to delays or suspensions during the early stages of the production phase and the Company’s efforts to ramp-up production at Relief Canyon to expected full production, which may or have other material adverse consequences for the Company, including its operating results, cash flow and financial condition.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

Mineral reserves and mineral resources are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. Mineral reserve and mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, geotechnical factors, marketing and other risks and relevant issues. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.

Fluctuations in gold and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of mineral reserve and mineral resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render mineral reserves and mineral resources containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s mineral reserves and mineral resources. Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on limited and widely-spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. There may also be outliers in the representative samples that may disproportionally skew the estimates. Accordingly, such mineral resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Should reductions in mineral resources or mineral reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in reduced net income or increased net losses and reduced cash flow. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. In addition, the estimates of mineral resources, mineral reserves and economic projections rely in part on third-party reports and investigations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined and, as a result, the volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves and mineral resources, could have a material adverse effect on the Company’s projects, results of operations and financial condition.

Mineral resources are not mineral reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that mineral resources will be upgraded to proven or probable mineral reserves.

Impairment

On a quarterly basis, the Company reviews and evaluates its mining interests for indicators of impairment or impairment reversals. At the end of the first quarter of 2021, a total impairment of $55.6 million was recorded in relation to Relief Canyon as a result of changes to Relief Canyon’s expected gold production. Impairment assessments are conducted at the level of cash-generating units (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine, development and exploration project represents a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The assessment for impairment is subjective and requires management to make significant judgments and assumptions in respect of a number of factors, including estimates of production levels, operating costs and capital expenditures reflected in the Company’s life-of-mine plans, the value of in situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as precious metals prices, discount rates, foreign exchange rates, and observable net asset value multiples. It is possible that the actual fair value could be significantly different than those estimates. In addition, should management’s estimate of the future not reflect actual events, further impairment charges may materialize, and the timing and amount of such impairment charges is difficult to predict.

The Company’s 2021 Annual Financial Statements contain going concern disclosure

The Company’s 2021 Annual Financial Statements contain disclosure related to the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital, achieve sustainable revenues and profitable operations, and obtain the necessary financing to meet obligations and repay liabilities when they become due. No assurances can be given that the Company will be successful in achieving these goals. If the Company is unable to achieve these goals, its ability to carry out and implement planned business objectives and strategies will be significantly delayed, limited or may not occur. These circumstances cast substantial doubt on the Company’s ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. The Company’s financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. There are no guarantees that access to equity and debt capital from public and private markets in Canada or the U.S. will be available to the Company.

There is no certainty regarding the net proceeds to the Company from the ATM Program

There is no certainty that the full $50,000,000 will be raised under the ATM Program. Under any offering the agents have agreed to use commercially reasonable efforts to sell the securities when and to the extent requested by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the agent or agents are not obligated to purchase any securities that are not sold. As a result, such offering is expected to be made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Risks Associated with Market Fluctuations in Commodity Prices

The majority of the Company’s revenue is derived from the sale of silver, zinc and lead contained in concentrates. Fluctuations in the prices of gold, silver, zinc, and lead represent one of the most significant factors affecting the Company’s results of operations and profitability. If the Company experiences low prices for these commodities, it may result in decreased revenues and decreased net income, or losses, and may negatively affect the Company’s business.

The market price for gold, silver, zinc and lead continues to be volatile and is influenced by a number of factors, including, among others, levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments, improved mining and production methods, speculative trading activities, inventory carrying costs, availability and costs of metal substitutes, international economic and political conditions, interest rates and the relative exchange rate of the U.S. dollar with other major currencies. The aggregate effect of such factors (all of which are beyond the control of the Company) is impossible to predict with any degree of accuracy, and as such, the Company can provide no assurances that it can effectively manage such factors.

In addition, the prices of gold and silver, for example, have on occasion been subject to very rapid short-term changes due to speculative activities. Fluctuations in gold, silver and other commodity prices may materially adversely affect the Company’s business, financial condition, or results of operations. The world market price of commodities has fluctuated during the last several years. In particular, the price of gold has fluctuated widely in recent years, and consistently low prices for gold could have a negative impact on the profitability of the Company and could result in significantly greater losses for the Company, due to the high cost associated with its operations. Declining market prices for gold, silver and other metals, in general, could have a material adverse effect on the Company’s results of operations and profitability. If the market price of gold, silver and other commodities falls significantly from its current levels, the operation of the Company’s properties may be rendered uneconomic and such operation and exploitation may be suspended or delayed. In addition to adversely affecting the Company’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

In particular, if applicable commodity prices are depressed for a sustained period and net losses accumulate, the Company may be forced to suspend some or all of its mining until the price increases, and record asset impairment write-downs. Any lost revenues continued or increased net losses, or asset impairment write-downs would adversely affect the Company’s results of operations.

The Company Has a History of Negative Operating Cash Flow and May Continue to Experience Negative Operating Cash Flow

The Company has a recently experienced negative operating cash flow and may continue to experience negative operating cash flow. The Company had negative operating cash flow for recent past financial reporting periods. Such negative operating cash flows can be common for companies in the exploration and/or development stages in respect of material mineral properties, as is the case for the Company and its development of Relief Canyon to the achievement of commercial production. To the extent that the Company has negative operating cash flow in future periods, the Company may need to allocate a portion of its cash reserves to fund such negative cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available if or when needed or that these financings will be on terms favourable to the Company if at all, or that the Company’s expectations regarding net cash flow in future period will prove to be accurate.

The Company’s Working Capital Requirements May Be Higher than Anticipated and/or Its Revenue May Be Lower than Anticipated Over Relevant Periods

The Company’s revenues over the 12 months from the date of this AIF may be lower than anticipated. The Company is advancing technical studies at Relief Canyon following a suspension of mining activities in August 2021. The Company’s actual production at Relief Canyon, the price realized on sales of gold, and revenues from such sales, may be lower than anticipated. Moreover, the Company’s ability to generate sales and realize revenues is dependent on the Company achieving its production goals, including doing so on its expected timelines.

Working capital requirements over the next 12 months may also be greater than the Company currently anticipates for a variety of reasons, including, but not limited to, the following: delays in resuming and achieving full production Relief Canyon; the costs to resume and achieve full production at Relief Canyon, the ability of the Company to achieve and maintain production at expected levels, or operating costs at Relief Canyon may be higher than expected; unanticipated capital requirements at the Galena Complex; the costs relating to Cosalá Operations mining activities; unanticipated increases in contract mining, production costs or other operating expenses; labour disputes; and catastrophic events such as weather events or public health crisis, or a resurgence or worsening of the COVID-19 pandemic and the related health and safety measures that may be instituted, particularly in the jurisdictions in which the Company operates. Many of these factors, including the ongoing impact of COVID-19, are not within the Company’s control.

The Company expects to achieve net cash flow over the 12 months following the date of this AIF, and this expectation is reliant on revenues, production results, metals prices and working capital requirements being in line with current expectations. The Company’s expectations regarding net cash flow are dependent on a number of assumptions and estimates, some of which are not in the Company’s control. See “Cautionary Note Regarding Forward-Looking Information”.

The Company May Be Subject to Significant Capital Requirements and Operating Risks Associated With its Expanded Operations and its Expanded Portfolio of Growth Projects

The Company must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustaining capital requirements. The Company could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could adversely affect the Company’s ability to access the capital markets in the future to meet any external financing requirements the Company might have. If there are significant delays in terms of when any exploration, development and/or expansion projects are completed and producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on the Company’s results of operation, cash flow from operations and financial condition. The Company expects that it may require additional financing in connection with the implementation of its business and strategic plans from time to time. The exploration and development of mineral properties and the ongoing operation of mines require a substantial amount of capital and will depend on the Company’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. The Company may accordingly need further capital depending on exploration, development, production and operational results and market conditions, including the prices at which the Company sells its production, or in order to take advantage of further opportunities or acquisitions. The Company’s financial condition, general market conditions, volatile metals markets, volatile interest rates, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. Further, continuing volatility in the credit markets may affect the ability of the Company, or third parties it seeks to do business with, to access those markets. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms, if at all. If the Company raises funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of the shareholders of the Company and reduce the value of their investment. In addition, the Company’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at the Company’s mining or processing operations could materially adversely affect the Company’s business, results of operations, financial condition and liquidity. Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company’s business, condition (financial or otherwise), results of operations, properties or prospects.

COVID-19 Pandemic Has Previously Negatively Impacted and May in the Future Negatively Affect the Company’s Business, Operations and Financial Performance

In March 2020, COVID-19 was characterized as a pandemic by the World Health Organization. Since December 2019, COVID-19 has spread globally with a high concentration of cases in certain regions in which the Company conducts its business operations and sells its products, including the United States, Canada and Mexico. The spread of COVID-19 and resulting tight government controls and travel bans implemented around the world, such as declarations of states of emergency, business closures, manufacturing restrictions and a prolonged period of travel, commercial and/or other similar restrictions and limitations, have caused disruption to global supply chains and economic activity, and the market has entered a period of significantly increased volatility. Volatility and disruptions in the supply and demand for gold, silver, zinc, and lead, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation.

To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity in a number of countries including Canada, the United States, Mexico and China. In March 2020, the Government of Mexico issued a national COVID-19 related decree for the temporary suspension of all non-essential businesses in the country, including all mining operations, until the end of May 2020, which applied to the Company’s Cosalá Operations. At the end of May 2020, the Government of Mexico declared mining an essential activity and mining operations were generally permitted to resume. However, there can be no assurance that a similar decree will not be issued in the future, that mining activities will continue to be deemed an essential business or that mining activities will not otherwise be suspended in the future if COVID-19 continues to persist or there is a resurgence globally or in any jurisdiction in which the Company’s operations are located. In December 2020, a number of key personnel at Relief Canyon were determined to have COVID-19, and the Company instituted isolation and containment measures to prevent the spread of the virus. At Relief Canyon, the COVID-19 pandemic and associated restrictions previously limited the Company’s ability to promptly troubleshoot ramp-up issues and were a factor in delaying the achievement of commercial production.

The spread of COVID-19 has previously had and is currently having an adverse impact on the global economy, the severity and duration of which are difficult to predict, and has adversely affected and is expected that it may have further adverse effects on our financial performance, as well as the availability of certain key personnel and our ability to successfully execute our operations and business strategies and initiatives. While the restrictions and limitations noted above have been relaxed or rolled back, the actions may be reinstated as the pandemic continues to evolve and in response to actual or potential resurgences and/or the emergence of new strains of COVID-19. The scope and timing of any such reinstatements are difficult to predict and may materially affect the Company’s business, operations and financial condition, and the market price of the Common Shares or other securities of the Company. The risks to the Company of such public health crises also include, but are not limited to, certain impacts, restrictions and limitations on activities which may result in delays in advancing technical studies at Relief Canyon following a suspension of mining activities in August 2021, potential for the impairment of the Company’s assets or write-downs in respect of the Company’s material properties, or any part thereof, as a result of prolonged delays, limitations or restrictions on activities at the Company’s properties due to the COVID-19 pandemic and issues relating to its resurgence and/or the emergence of new strains of COVID-19, risks to employee health and safety and their availability to conduct the Company’s operations, a slowdown or temporary suspension of, or other material limitations or restrictions on, the Company’s activities and operations in geographic locations impacted by an outbreak, including in Nevada, Idaho, Sinaloa and other jurisdictions in which the Company operates, increased costs, including those related to labour and fuel and any additional capital being required related to advancing technical studies at Relief Canyon, the recommencement of Cosalá Operations, , and bringing such operations into full production, and our Recapitalization Plan for the Galena Complex, regulatory changes, political or economic instabilities, civil unrest, the availability of industry experts and personnel. At this point, the full extent to which the COVID-19 pandemic will or may impact the Company remains uncertain and these factors are beyond the Company’s control. See “Recent Developments and Operational Discussion – COVID-19 Pandemic.” in the Company’s 2021 Annual MD&A.

The Impact of the COVID-19 Pandemic Continues To Create Significant Uncertainty in the Global Economy and for the Company’s Business, Operations and Financial Performance

The COVID-19 pandemic has significantly impacted health and economic conditions throughout the United States, Canada, Mexico and globally. The global spread of COVID-19 has been, and continues to be, complex and rapidly evolving, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, restrictions on various activities or other actions to combat its spread, such as travel restrictions and bans, social distancing, quarantine or shelter-in-place directives, limitations on the size of gatherings, closures of non-essential businesses. These restrictions have disrupted and may continue to disrupt economic activity, resulting in reduced commercial and consumer confidence and spending, increased unemployment, closure or restricted operating conditions for businesses, volatility in the global economy, instability in the credit and financial markets, labor shortages, regulatory recommendations to provide relief for impacted consumers, and disruption in supply chains.

The extent to which the COVID-19 pandemic impacts the Company’s business, operations, and financial performance is highly uncertain and will depend on numerous evolving factors that we may not be able to accurately predict or assess, including, but not limited to, the severity, extent and duration of the pandemic or any resurgences and the emergence of new strains of COVID-19 in the future, including any economic recession resulting from the pandemic, the development of effective vaccines and treatments, and the continued governmental, business and individual actions taken in response to the pandemic. Impacts related to the COVID-19 pandemic are expected to continue to pose risks to the Company’s business for the foreseeable future, may heighten many of the risks and uncertainties identified herein, and could have a material adverse impact on the Company’s business, operations or financial performance in a manner that is difficult to predict.

The Company Is Dependent on the Success of the Galena Complex, the San Rafael Project at Its Cosalá, and Operations the Relief Canyon Mine, which Are All Exposed to Operational Risks

The principal mineral projects of the Company are the Galena Complex, the San Rafael project at its Cosalá Operations, and the Relief Canyon mine. The Company is primarily dependent upon the success of these properties as sources of future revenue and profits, and as opportunities for the growth and development of the Company. Commercial production and operations at the Relief Canyon mine, the Galena Complex, and the San Rafael Project at its Cosalá Operations will require the commitment of resources for operating expenses and capital expenditures, which may increase subsequently as needed, and for consultants, personnel and equipment associated primarily with commercial production. In addition, the Company’s other mining operations, exploration and development will require the commitment of additional resources for operating expenses and capital expenditures, which may increase subsequently as needed, and for consultants, personnel and equipment associated with advancing exploration, development and commercial production. The amounts and timing of expenditures will depend on, among other things, the results of commercial production, the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations and other factors, many of which are beyond the Company’s control.

The success of construction projects and the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of ore passes, the adsorption/desorption/recovery plants and conveyors to move ore, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

Substantial risks are associated with mining and milling operations. The Company’s commercial operations are subject to all the usual hazards and risks normally encountered in the exploration, development and production of gold, silver, zinc, lead and copper, including, among other things: unusual and unexpected geologic formations, inclement weather conditions, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, catastrophic damage to property or loss of life, labour disruptions, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and legal liability. The Company will take appropriate precautions as are applicable to similar mining operations and in accordance with general industry standards to help mitigate such risks. However, the Company can provide no assurances that its precautions will actually succeed in mitigating, or even reducing the scope of potential exposure to, such operational risks.

Substantial efforts and compliance with regulatory requirements are required to establish mineral reserves through drilling and analysis, to develop metallurgical processes to extract metal and, in the case of development properties, to develop and construct the mining and processing facilities and infrastructure at any site chosen for mining. Shareholders cannot be assured that any reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations.

Mineral Reserves and Resources, Development and Production

The estimation of ore reserves is imprecise and depends upon a number of subjective factors. Estimated ore reserves or production guidance may not be realized in actual production. The Company’s operating results may be negatively affected by inaccurate estimates. Reserve estimates are a function of geological and engineering analyses that require the Company to make assumptions about production costs and the market price of gold, silver, zinc, and lead. Reserve estimation is based on available data, which may be incomplete, and subject to engineering and geological interpretation, judgment and experience. Market price fluctuations of metals, as well as increased production costs or reduced recovery rates may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for orderly development of the ore bodies and the processing of new or different ore grades may cause a mining operation to be unprofitable in any particular accounting period. Should the Company encounter mineralization or geologic formations at any of its mines different from those predicted, adjustments of reserve estimates might occur, which could alter mining plans. Either of these alternatives may adversely affect the Company’s actual production and operating results.

The mineral reserve and resource estimates contained or incorporated are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified reserve or resource will qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models and historical performance of its processing plant to project estimated ultimate recoveries by ore type at optimal grind sizes. Actual recoveries in a commercial mining operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations and there can be no assurance that historical performance of the process plant will continue in the future. Material changes, inaccuracies or reductions in proven and probable reserves or resource estimates, grades, waste-to-ore ratios or recovery rates could have a materially adverse impact on the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged internal and expert independent technical consultants to advise it on, among other things, mineral resources and reserves, geotechnical, metallurgy and project engineering. The Company believes that these experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards. If, however, the work conducted by, and the mineral resource and reserve estimates of these experts are ultimately found to be incorrect or inadequate in any material respect, such events could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

The Company’s ability to sustain or increase present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated. Mineral exploration involves many risks and is frequently unproductive. If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish ore reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities and infrastructure at any site chosen for mining. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of positive technical and economic studies, issuance of necessary permits and receipt of adequate financing, which may be difficult to obtain on terms reasonably acceptable to the Company.

The Company’s future gold, silver, zinc, lead, and copper production may decline as a result of an exhaustion of reserves and possible closure of work areas. It is the Company’s business strategy to conduct silver exploration activities at the Company’s existing mining operations as well as at new exploration projects, and to acquire other mining properties and businesses or reserves that possess mineable ore reserves and are expected to become operational in the near future. However, the Company can provide no assurance that its future production will not decline. Accordingly, the Company’s revenues from the sale of concentrates may decline, which may have a material adverse effect on its results of operations.

Financing Risks

Should financing be sought in the future, there can be no assurances that the Company will be able to obtain adequate funding or that the terms of such financing will be favourable. In the event that cash flow from operations is insufficient, failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects and the possible loss of such properties. The Company has a limited history of earnings, has never paid a dividend, and does not anticipate paying dividends in the near future.

Risks Associated With Outstanding Debt

The Company’s ability to make scheduled payments of interest and principal on its outstanding indebtedness or refinance its debt obligations depends on its financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. There can be no assurance that the Company will generate sufficient cash flow from operating activities to make its scheduled repayments of principal, interest, and any applicable premiums. The Company may be forced to pursue strategic alternatives such as reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance its indebtedness. No assurances can be made that the Company would be able to take any of these actions, that these actions would be successful, or that these actions would be permitted under the terms of existing or future debt agreements. If the Company cannot make scheduled payments on its debt, or comply with its covenants, it will be in default of such indebtedness and, as a result (i) holders of such debt could declare all outstanding principal and interest to be due and payable, and (ii) the lenders under the credit facilities could terminate their commitments to lend the Company money and if no provision for payment is made, the lender may exercise its applicable security.

Government Regulation and Environmental Compliance

The Company is subject to significant governmental regulations, and costs and delays related to such regulations may have a material adverse effect on the Company’s business.

The Company’s mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labour standards and occupational health and safety laws and regulations including mine safety, toxic substances and other matters related to the Company’s business. The costs associated with compliance with such laws and regulations could be substantial. Possible future laws and regulations, or more restrictive or false interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, which could lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in the Company’s operations. The Company is often required to post surety bonds or cash collateral to secure its reclamation obligations and may be unable to obtain the required surety bonds or may not have the resources to provide cash collateral, and the bonds or collateral may not fully cover the cost of reclamation and any such shortfall could have a material adverse impact on its financial condition. Although the Company believes it is in substantial compliance with applicable laws and regulations, the Company can give no assurance that any such law, regulation, enforcement or private claim will not have a material adverse effect on the Company’s business, financial condition or results of operations.

In the United States, some of the Company’s mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (the “EPA”) regulations governing hazardous waste under the Resource Conservation and Recovery Act (the “RCRA”). If the exemption is altered and these wastes are designated as hazardous under the RCRA, the Company would be required to expend additional amounts on the handling of such wastes and may be required to make significant expenditures to construct or modify facilities for managing these wastes. In addition, releases of hazardous substances from a mining facility causing contamination in or damage to the environment may result in liability under the Comprehensive Environmental Response, Compensation and Liability Act (the “CERCLA”). Under the CERCLA, the Company may be jointly and severally liable for contamination at or originating from its facilities. Liability under the CERCLA may require the Company to undertake extensive remedial clean-up action or to pay for the government’s clean-up efforts. It can also lead to liability to state and tribal governments for natural resource damages. Additional regulations or requirements are also imposed upon the Company’s operations in Idaho under the federal Clean Water Act (the “CWA”). Airborne emissions are subject to controls under air pollution statutes implementing the Clean Air Act in Idaho. Compliance with the CERCLA, the CWA and state environmental laws could entail significant costs, which could have a material adverse effect on the Company’s operations.

The Company’s mining operations are subject to regulations promulgated by government agencies from time to time. Specifically, the Company’s activities at the Galena Complex and Relief Canyon are subject to regulation by the U.S. Department of Labor’s Mine Safety and Health Administration and related regulations under applicable legislation and the Company’s activities at the Cosalá Operations projects are subject to regulation by SEMARNAT (defined below), the environmental protection agency of Mexico. Such regulations can result in citations and orders which can entail significant costs or production interruptions and have an adverse impact on the Company’s operations and profitability. SEMARNAT regulations require that an environmental impact statement, known in Mexico as MIA, be prepared by a third-party contractor for submittal to SEMARNAT. Studies required to support the MIA include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Company must also provide proof of local community support for a project to gain final approval of the MIA.

In the context of environmental permits, including the approval of reclamation plans, the Company must comply with standards and regulations, which involve significant costs and can entail significant delays. Such costs and delays could have an adverse impact on the Company’s operations.

In the ordinary course of business, the Company is required to obtain or renew governmental permits for the operation and expansion of existing mining operations or for the development, construction and commencement of new mining operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions, which often involves public hearings and costly undertakings. The duration and success of the Company’s efforts to obtain or renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or those of other mining companies that affect the environment, human health and safety. Interested parties including governmental agencies and non-governmental organizations or civic groups may seek to prevent issuance of permits and intervene in the process or pursue extensive appeal rights. Past or ongoing or alleged violations of laws or regulations involving obtaining or complying with permits could provide a basis to revoke existing permits, deny the issuance of additional permits, or commence a regulatory enforcement action, each of which could have a material adverse impact on the Company’s operations or financial condition. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from the property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could have a material adverse effect on the Company’s operations and profitability.

Legislative and regulatory measures to address climate change and greenhouse gas emissions are in various phases of consideration. If adopted, such measures could increase the Company’s cost of environmental compliance and also delay or otherwise negatively affect efforts to obtain permits and other regulatory approvals with regard to existing and new facilities. Proposed measures could also result in increased cost of fuel and other consumables used at the Company’s operations. Climate change legislation or regulation may affect the Company’s customers and the market for the metals it produces with effects on prices that are not possible to predict. Adoption of these or similar new environmental regulations or more stringent application of existing regulations may materially increase the Company’s costs, threaten certain operating activities and constrain its expansion opportunities.

Litigation

From time to time in the ordinary course of its business, the Company may become involved in various legal proceedings, including commercial, employment, class action and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. In July 2021, the Company was served with a statement of claim filed in the Ontario Superior Court of Justice to commence a proposed class action lawsuit against the Company and its Chief Executive Officer. Pursuant to the Securities Action, the representative plaintiff seeks damages of C$130 million in relation to the Company’s public disclosure concerning its Relief Canyon mine. Although no assurance can be given with respect to the ultimate outcome, the Company believes that the complaint against it is unfounded and without merit and intends to vigorously defend the proceeding. Because the course and outcome of litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s businesses, operating results or financial condition.

Some of the Company’s Material Properties are Located in Mexico and are Subject to Changes in Political and Economic Conditions and Regulations in that Country

Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations or their application affecting mineral exploration and mining activities. The Company’s operations and properties are subject to a variety of governmental regulations including, among others: regulations promulgated by the Mexican Department of Economy – Dirección General de Minas, Mexico’s Secretary of Environment and Natural Resources (“SEMARNAT”); the Mexican Mining Law; and the regulations of the Comisión Nacional del Aqua with respect to water rights, the Mexican Department of labour and the Mexican Department of the Interior. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company’s activities or maintenance of its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, and expropriation of property, environmental legislation and mine safety. Mexico’s status as a developing country may make it more difficult than it was in the past for the Company to obtain any required financing for its projects. The Mexican Government has conducted a highly publicized crackdown on the drug cartels, resulting in a loss of lives. There is no assurance that our operations will not be adversely impacted by such organizations.

The Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation or improper application could negatively impact current operations or planned exploration and development activities on its Cosalá district properties, or in any other projects that the Company becomes involved with. Any failure (actual or alleged) to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of production, exploration and development operations or material fines, penalties, diminution of property rights including mining concessions or other liabilities.

Labour Relations, Employee Recruitment, Retention and Pension Funding

The Company may experience labour disputes, work stoppages or other disruptions in production that could adversely affect its operations. The Company is dependent on its workforce at its material producing properties and mills. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at the site. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, competing labour unions, or other groups using a labour related justification, and the relevant governmental authorities in whose jurisdictions the Company carries on business.

On February 3, 2020, the Company announced that a group of individuals had illegally blockaded access to facilities at the Cosalá Operations and as a result of such illegal blockade there was a temporary halt to mining and processing operations. While the Company resolved this dispute there can be no assurance that any future blockade will be be resolved.

Many of the Company’s employees at its operations are represented by a labour union under a collective labour agreement. The Company may not be able to satisfactorily renegotiate the collective labour agreement when it expires. In addition, the existing labour agreement may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such work stoppage could have a material adverse effect on its earnings. A subsidiary of the Company is party, with the United Steel Workers Union, to a collective bargaining agreement that covers substantially all of the hourly employees at the Galena Complex that was ratified by union membership at the Galena Complex effective August 29, 2019 and runs until August 28, 2022. A failure to come to an agreement after expiration of such agreement could impact the operations at the Galena Complex if there was a labour action that results in an interruption of operations.

The Company also hires its employees or consultants to assist it in conducting its operations in accordance with laws of the host country. The Company also purchases certain supplies and retains the services of various companies in the host country to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in the host country or to obtain all the necessary services or expertise in the host country or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in the host country, the Company may need to seek and obtain those services from people located outside the host country, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations. Recruiting and retaining qualified personnel is critical to the Company’s success.

The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key executive, financial, operational, administrative and mining personnel. Although the Company believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse effect on the Company’s results of operations and profitability. The Company strongly depends on the business and technical expertise of its small group of management and key personnel. There is little possibility that this dependence will decrease in the near term. Key man life insurance is not in place on management and key personnel. If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

The volatility in the equity markets over the last several years and other financial impacts have affected the Company’s costs and liquidity through increased requirements to fund the Company’s defined benefit pension plans for its employees. There can be no assurance that financial markets will sufficiently recover in the future with the effect of causing a corresponding reduction in the Company’s future pension funding requirements. Furthermore, there can be no assurance that unforeseen changes in pensioner longevity, government regulation or other financial market uncertainties will not cause pension funding requirements to differ from the requirements projected by professional actuaries. The Company intends to continue to fund its pension plan for hourly and salary employees of the Company pursuant to all relevant regulatory requirements.

Community Relations and Social Impact

The Company’s relationship with the communities where it operates is critical to ensuring the future success of project development and future operations. Globally, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. There is no assurance that the Company will be able to appropriately manage community relations in a manner that will allow the Company to proceed with its plans to develop and operate its properties.

Certain non-governmental organizations, some of which oppose globalization and resource development, or have other interests, can be vocal critics of the mining industry and its practices. Actions by such organizations could adversely affect the Company’s reputation and financial condition and may impact its relationship with the communities in which it operates. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material, adverse effect on the Company. They may also file complaints with regulators and others. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator and may adversely affect the Company.

Risks Associated with Transportation and Storage of Concentrate

The doré and concentrates produced by the Company have significant value and are loaded onto road vehicles for transport or to sea ports for export to foreign markets. The geographic location of the Company’s operations in Mexico and the United States, and air and trucking routes taken through the country to the refinery, smelters and ports for delivery, give rise to risks including doré or concentrate theft, road blocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.

Mining Property and Title Risks

Third parties may dispute the Company’s mining claims, which could result in losses affecting the Company’s business. The validity of unpatented mining claims is often uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to undeveloped properties, the Company, in accordance with mining industry practice, does not generally obtain title opinions until a decision is made to develop a property. As a result, some titles, particularly titles to undeveloped properties, may be defective. Defective title to any of the Company’s mining claims could result in litigation, insurance claims, and potential losses affecting the Company’s business.

The validity of mining or exploration titles or claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims, will not be challenged or impugned by third parties. The Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

Speculative Nature of Exploration and Development

The Company’s future growth and productivity will depend, in part, on the ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Exploration for minerals and the development of mineral properties is speculative and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and technical knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored prove to return the discovery of a commercially mineable deposit and/or are ultimately developed into producing mines. As at the date hereof, some of the Company’s projects are preliminary in nature and mineral resource estimates include inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Major expenses may be required to properly evaluate the prospectivity of an exploration property, to develop new ore bodies and to estimate mineral resources and establish mineral reserves. There is no assurance that the Company’s deposits are commercially mineable, nor can there be any certainty that the Company’s exploration, development and production activities will be commercially successful.

Unauthorized Mining

The mining industry in Mexico is subject to incursions by illegal miners who gain unauthorized access to mines to steal mineralized material mainly by manual mining methods. Such incursion could result in both a significant financial loss to the Company and a material impact to the Company’s operations. In addition to the risk of losses and disruptions, these illegal miners pose a safety and security risk while in possession. The Company has taken security measures at its sites to address this issue and ensure the safety and security of its employees, contractors and assets. These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and impact the Company’s ability to meet production goals.

Global Financial and Economic Conditions

The re-emergence of a global financial crisis or recession or reduced economic activity in the United States, China, India and other industrialized or developing countries (including, for example, due to the impact brought by, and the duration of, COVID-19), or disruption of key sectors of the economy such as oil and gas, may have a significant effect on the Company’s results of operations or may limit its ability to raise capital through credit and equity markets. A deterioration in general economic conditions, including unemployment rates, inflation and any increases in interest rates, may result in downward pressure on the Company’s operating margins and asset values as a result of lower demand and increased price competition for the products that the Company provides. In addition, the conflict between Russia and the Ukraine and any restrictive actions that are or may be taken by the United States or Canada, and other countries in response thereto, such as sanctions or export controls, could have potential negative implications to the financial markets and the economy or consumer sentiments generally. The Company’s business, operating results, and financial condition could suffer, resulting in, decreased cash flow from operations, which could materially adversely affect the Company’s liquidity position and the amount of cash it has on hand to conduct its operations. A reduction in the Company’s cash flow from operations could, in turn, require the Company to rely on other sources of capital (such as the capital markets which may not be available to the Company on acceptable terms, or debt and other forms of capital). The conflict in Ukraine could lead to heightened volatility in the global markets and increase inflation. Any of these events, or any other events caused by turmoil in world financial markets, may have a material adverse effect on the Company’s business, operating results, and financial condition. The prices of the metals that the Company produces are affected by a number of factors, and it is unknown how these factors may be impacted by a global financial event or developments impacting major industrial or developing countries. Additionally, global economic conditions may cause a long-term decrease in asset values. If such global volatility and market uncertainty were to continue, the Company’s operations and financial condition could be adversely impacted. See “Risk Factors – The Impact of the COVID-19 Pandemic Continues To Create Significant Uncertainty in the Global Economy and for the Company’s Business, Operations and Financial Performance”.

Natural Disasters, Incidence of War, Terrorist Acts, Health Crises and Other Disruptions or Dislocations

Upon the occurrence of a natural disaster, or upon an incident of war, riot or civil unrest, the impacted country may not efficiently and quickly recover from such event, which could have a materially adverse effect on the Company. Terrorist  attacks, public  health  crises including epidemics, pandemics  or outbreaks  of  new infectious  disease  or  viruses (including,  most recently, the novel coronavirus (COVID-19)), and related events can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

Surface Rights and Access

The Company has reached various agreements for surface rights and access with certain local groups, including ejidos, for mining exploitation activities, including open pit mining, in the project area of Cosalá Norte and the surroundings of the Cosalá Operations. In addition, the Company has formal ongoing agreements for surface access with all ejidos on whose land its exploration activities are being performed. These agreements are valid for several years and are regularly reviewed in terms of the appropriate level of compensation for the level of work being carried out.

For future activities, the Company will need to negotiate with ejido and non-ejido members, as a group and individually, to reach agreements for additional access and surface rights. Negotiations with ejidos or other interested groups can become time-consuming if demands for compensation become unreasonable. There can be no guarantee that the Company will be able to negotiate satisfactory agreements with any such existing members for such access and surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to operate or develop any mineral deposits it may locate. See “Labour Relations, Employee Recruitment, Retention and Pension Funding” for further information.

The Company Is Subject to Currency Fluctuations that May Adversely Affect the Financial Position of the Company

One of the Company’s primary operations is located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos. The Company maintains its principal office and raises its equity financings in Canada, maintains cash accounts in both U.S. dollars and Canadian dollars and has monetary assets and liabilities in Canadian dollars and Mexican pesos. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and results of the Company. The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

Risks Associated with Americas Gold and Silver’s Various Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, receivables, accounts payable and accrued liabilities, other payables, derivative assets and liabilities, and other financial instruments may be held from time to time. These financial instruments are exposed to numerous risks, including, among others, liquidity risk, currency risk, equity price risk, interest rate risk, counterparty risk and credit risk. Many of these risks are outside the Company’s control. There is no assurance that the Company will realize the carrying value of any of its financial instruments.

The Company May Engage in Hedging Activities

From time to time, the Company may use certain derivative products to hedge or manage the risks associated with changes in the of prices zinc, lead, and the Mexican Peso. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by the Company designed to reduce the risk associated with changes price will be successful. Although hedging may protect the Company from an adverse price change, it may also prevent the Company from benefiting fully from a positive price change.

The Company May Require Significant Capital Expenditures

Substantial expenditures will be required to maintain, develop and to continue with exploration at the Company properties. In order to explore and develop these projects and properties, the Company may be required to expend significant amounts for, among other things, geological, geochemical and geophysical analysis, drilling, assaying, and, if warranted, mining and infrastructure feasibility studies.

The Company may not benefit from any of these investments if it is unable to identify commercially exploitable mineralized material. If successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract recoverable metal from those reserves.

The ability of the Company to achieve sufficient cash flows from internal sources and obtain necessary funding depends upon a number of factors, including the state of the worldwide economy and the price of gold, silver, zinc, lead and copper. The Company may not be successful in achieving sufficient cash flows from internal sources and obtaining the required financing for these or other purposes on terms that are favourable to it or at all, in which case its ability to continue operating may be adversely affected. Failure to achieve sufficient cash flows and obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development.

Risks Associated With the Company’s Business Objectives

The Company’s strategy to create shareholder value through the acquisition, exploration, advancement and development of its mineral properties will be subject to substantive risk. While the Company may seek to acquire additional mineral properties that are consistent with its business objectives, there can be no assurance that the Company will be able to identify suitable additional mineral properties or, if it does identify suitable properties, that it will have sufficient financial resources to acquire such properties or that such properties will be available on terms acceptable to the Company or at all. Any partnership or joint venture agreements with respect to mineral properties that the Company enters into will be subject to the typical risks associated with such agreements, including disagreement on how to develop, operate or finance a property and contractual and legal remedies of the Company’s partners in the event of such disagreement.

The Company’s Future Results Will Suffer if it Does Not Effectively Manage its Expanded Operations Following the Pershing Gold Transaction

The size of the Company’s business and operations increased significantly following completion of the Pershing Gold Transaction, in which it also acquired the Relief Canyon mine. The Company’s future success depends, in part, upon its ability to manage this expanded business and operations, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations, managing the ramp-up phase to full production and associated increased costs and complexity. There can be no assurances that the Company will be successful as it expands its operations.

Risks Associated With the Company’s Strategic Joint Venture at its Galena Complex

In September 2019, the Company entered into the Galena Joint Venture with Mr. Eric Sprott at its Galena Complex. The Galena Joint Venture is subject to the risks normally associated with the conduct of joint ventures. These risks may include, but are not limited to: (i) disagreements between joint venture partners on how to develop and operate mines efficiently; (ii) that joint venture partners may at any time have economic or business interests or goals that are, or become, inconsistent with another joint venture partner’s business interests or goals; (iii) an inability of joint venture partners to meet their obligations to the joint venture or third parties; (iv) the possibility that a joint venture partner might become bankrupt; (v) the possibility that a joint venture partner may not be able to sell its interest in the joint venture; or (vi) litigation arising between joint venture partners regarding joint venture matters. The existence or occurrence of one or more of the foregoing circumstances and events could have a material adverse impact on the Company’s profitability, future cash flows, earnings, results of operations and financial condition.

Competition in the Mining Industry

Competition in the mining sector is intense. Mines have limited lives and as a result, the Company may in the future seek to replace and expand its reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely affect the Company’s ability to acquire and develop suitable mines, developmental projects, producing companies, or properties having significant exploration potential. As a result, there can be no assurance that the Company’s acquisition and exploration plans will yield new mineral reserves to replace or expand current mineral reserves.

Concentrate Sales Risks

The Company currently sells its concentrates under offtake contracts with a limited number of counterparties. Based on past practice, and the quality of its concentrates, the Company expects to be able to renew these contracts or find alternative purchasers for its concentrates, however there can be no assurance that the existing contracts will be renewed or replaced on reasonable terms.

The Company frequently sells its concentrates on the basis of receiving a sales advance when the concentrates are delivered, with the advance based on market prices of metals at the time of the advance. Final settlement of the sale is then made later, based on prevailing metals prices at that time. In an environment of volatile metal prices, this can lead to negative cash adjustments, with amounts owing to the purchaser, and such amounts could potentially be substantial. In volatile metal markets, the Company may elect to fix the price of a concentrate sale at the time of initial delivery.

Certain Risks Related to the Ownership of the Common Shares

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, including mineral resource and mining companies and particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual severe fluctuations in price will not occur.

The Common Shares are currently listed on the TSX and the NYSE American. There can be no assurance that an active market for the Common Shares will be sustained. If an active or liquid market for the Common

Shares fails to be sustained, the prices at which such Common Shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates and the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

Additionally, the exercise of stock options and warrants already issued by the Company and the issuance of additional equity securities or convertible debt securities in the future could result in dilution in the equity interests of holders of Common Shares.

The Company may also issue and sell additional securities of the Company to finance its operations or future acquisitions. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company’s earnings per share. Moreover, the Company’s recent offerings of Common Shares may create a perceived risk of dilution resulting in downward pressure on the price of the Company’s issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

Absolute Assurance on Financial Statements

The Company prepares its financial statements in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial statements, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes that its financial reports and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in that regard.

The Company is a Canadian Company and this Could Have an Impact on Enforcement of Civil Liabilities Obtained under U.S. Securities Laws

The Company is a corporation existing under the laws of Canada and its registered and head office is in Canada. Most of the Company’s directors and officers are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. As a result, it may be difficult to serve process on the Company or such other persons, to effect service of process within the United States on certain of the Company’s directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States. Enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by these facts.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

Uninsured or Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. Such risks and hazards may include adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures, changes in the regulatory environment, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses, and possible legal liability.

Although the Company will maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Furthermore, the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Should such aforementioned liabilities arise, they could have a material adverse effect on the results of the Company’s operations, cash flow, financial condition, and business, they could reduce or eliminate any future profitability, and they could result in an increase in costs and a decline in value of the Common Shares.

As of the date of this AIF, the Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

The Company’s Information Technology Systems May Be Vulnerable to Disruption Which Could Place its Systems at Risk from Data Loss, Operational Failure, or Compromise of Confidential Information

The Company relies on various information technology systems, and on third party developers and contractors, in connection with operations, including production, equipment operation and financial support systems. While the Company regularly obtains and develops solutions to monitor the security of its systems, it remains vulnerable to disruption, damage or failure from a variety of sources, including errors by employees or contractors, computer viruses, cyber-attacks including phishing, ransomware, and similar malware, misappropriation of data by outside parties, and various other threats. Techniques used to obtain unauthorized access or sabotage systems are under continuous and rapid evolution, which may deter efforts to detect disruption of data and systems in advance. Breaches and unauthorized access carry the potential to cause losses of production, operational delays, equipment failure that could cause other risks to be realized, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in financial losses and regulatory or legal exposure and could have a material adverse effect on the Company’s cash flows, financial condition or results of operations.

Accessibility and Reliability of Existing Local Infrastructure

The Company’s mining, processing, development and exploration activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important considerations, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, the exploitation or development of the Company’s projects may not be commenced or completed on a timely basis, if at all. In addition, the resulting operations may not achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will be higher than anticipated. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Risks and Uncertainties Related to the Repatriation of Funds from Foreign Subsidiaries

The Company expects to generate cash flow and profits at its foreign subsidiaries and may need to repatriate funds from those subsidiaries to fulfill its business plans, in particular in relation to ongoing expenditures at its exploration and development assets. The Company may not be able to repatriate funds or may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the parent level, which costs could be substantial.

Americas Gold and Silver is an “Emerging Growth Company” and Americas Gold and Silver Cannot be Certain if the Reduced Disclosure Requirements Applicable to Emerging Growth Companies Will Make Americas Gold and Silver Common Shares Less Attractive to Investors

Americas Gold and Silver is an “emerging growth company” as defined in the JOBS Act. Americas Gold and Silver will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which Americas Gold and Silver has total annual gross revenues of US$1.07 billion or more; (b) the last day of the fiscal year of Americas Gold and Silver following the fifth anniversary of the date of the first sale of common equity securities of Americas Gold and Silver pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which Americas Gold and Silver has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which Americas Gold and Silver is deemed to be a ‘large accelerated filer’ under the U.S. Exchange Act.

For so long as Americas Gold and Silver continues to qualify as an emerging growth company, it will be exempt from the requirement to include an auditor attestation report relating to internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act in its annual reports filed under the U.S. Exchange Act, even if it does not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the Sarbanes-Oxley Act has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).

Any U.S. domestic issuer that is an emerging growth company is able to avail itself of the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its stockholders a nonbinding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and such issuer’s financial performance. As a foreign private issuer, Americas Gold and Silver is not subject to such requirements, and will not become subject to such requirements even if Americas Gold and Silver ceases to be an emerging growth company, unless Americas Gold and Silver also ceases to be a “foreign private issuer”.

Additional Reporting Requirements May Apply if Americas Gold and Silver Loses its Status as a “Foreign Private Issuer” Under the U.S. Exchange Act

Americas Gold and Silver is currently considered a “foreign private issuer” under the rules of the SEC. However, it may lose its “foreign private issuer” status at future assessment dates. The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status.

As a foreign private issuer, Americas Gold and Silver is subject to the reporting requirements under the U.S. Exchange Act applicable to foreign private issuers. Americas Gold and Silver is required to file its annual report on Form 40-F with the SEC at the time it files its annual information form with the applicable Canadian securities regulatory authorities. In addition, Americas Gold and Silver must furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by Americas Gold and Silver in Canada or filed with the TSX and which was made public by the TSX, or regarding information distributed or required to be distributed by Americas Gold and Silver to its shareholders. Moreover, although Americas Gold and Silver is required to comply with Canadian disclosure requirements, in some circumstances Americas Gold and Silver is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the U.S. Exchange Act. Americas Gold and Silver files its financial statements in accordance with IFRS, and therefore does not file financial statements prepared in accordance with generally accepted accounting principles in the United States as do U.S. companies that file reports with the SEC. Furthermore, Americas Gold and Silver is not required to comply with the U.S. proxy rules or with Regulation FD, which addresses certain restrictions on the selective disclosure of material information, although it must comply with Canadian disclosure requirements. In addition, among other matters, Americas Gold and Silver’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act and the rules under the U.S. Exchange Act with respect to their purchases and sales of Americas Gold and Silver common shares. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. Americas Gold and Silver also presents information regarding mineral resources and reserves in accordance with NI 43-101 than Subpart 1300 of Regulation S-K, which U.S. companies and foreign private issuers that are not eligible for the multijurisdictional disclosure system, must comply.

If Americas Gold and Silver loses its status as a foreign private issuer, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements with the content and in the form permitted as if it were a U.S. company, and incur additional costs to make such filings. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If the Company is not a foreign private issuer, it would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, Americas Gold and Silver would be required to disclose its reserves and resources in accordance with Subpart 1300 of Regulation S-K and there are no assurances that such reserves and resources would be the same compared to when they are calculated in accordance with NI 43-101.

U.S. Foreign Corrupt Practices Act and Similar Worldwide Anti-bribery Laws

The Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada) and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. The Company’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s reputation, as well as business, financial position and results of operations and could cause the market value of the Common Shares to decline.

DIVIDENDS

The Company has not, since its incorporation, paid any dividends on any of the Common Shares and it is not contemplated that any dividends will be declared on the Common Shares in the immediate or foreseeable future. The directors of the Company will determine any future dividend policy on the basis of earnings, the Company’s financial position and other relevant factors.

***

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares and 8,000,000 preferred shares (“Preferred Shares”). As of March 28, 2022, 180,543,358 common shares were issued, and outstanding and nil Preferred Shares were outstanding.

Holders of Common Shares are entitled to receive dividends, if any, as and when declared by the Board out of monies properly applicable to the payment of dividends, in such amount and in such form as the Board may from time to time determine, and all dividends which the Board may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holder of the Common Shares shall be entitled to receive the remaining property and assets of the Company.

As of March 28, 2022, there were 14,930,623 options outstanding which are exchangeable into Common Shares. The number of Common Shares issuable on the exercise of warrants is 4,218,822. See “Note 18 – Share capital” to the 2021 Annual Financial Statements for additional information regarding the Company’s convertible securities.

The following table summarizes the Company’s Warrants outstanding as of March 28, 2022.

Number of warrants	Exercise price (CAD)	Issuance date	Expiry date
1,074,999	3.12	Oct 2018	Oct 1, 2023
15,889	11.32	Apr 2019	May 6, 2022
389,771	2.40	May 2019	May 13, 2022
1,241,200	2.40	May 2019	May 29, 2022
118,664	3.37	Jul 2019	Jul 25, 2022
177,506	4.45	Oct 2019	Oct 30, 2022
1,000,000	3.50	Jul 2020	Jul 9, 2022
200,793	0.94	Nov 2021	Nov 22, 2023
4,218,822

Constraints

To the best of its knowledge, the Company is not aware of any constraints imposed on the ownership of its securities to ensure that the Company has a required level of Canadian ownership.

Ratings

To the best of its knowledge, the Company is not aware of any ratings, including provisional ratings, from rating organizations for the Company’s securities that are outstanding and continue in effect.

MARKET FOR SECURITIES

The Common Shares are traded on the TSX under the symbol “USA”. The closing price of the Common Shares on the TSX on December 31, 2021 was C$1.02 and on March 28, 2022 was C$1.30. The Common Shares are traded on the NYSE American under the symbol “USAS”. The closing price of the Common Shares on the NYSE American on December 31, 2021 was $0.81 and on March 28, 2022 was $1.06.

The following table sets forth the high and low market prices and the volume of the Common Shares traded on the TSX during the periods indicated:

Period	High (C$)	Low (C$)	Total Volume
January 2021	4.40	3.09	12,475,123
February 2021	4.03	3.17	11,330,223
March 2021	3.40	2.54	10,277,995
April 2021	2.96	2.64	4,993,680
May 2021	3.02	1.91	14,905,031
June 2021	2.19	1.76	4,668,917
July 2021	2.08	1.62	3,771,423
August 2021	1.75	1.21	3,116,369
September 2021	1.42	0.97	5,329,257
October 2021	1.20	0.85	4,118,132
November 2021	1.39	1.02	4,895,855
December 2021	1.18	0.93	3,371,539
January 2022	1.14	0.90	3,474,782
February 2022	1.42	0.92	6,196,614
March 1-28, 2022	1.66	1.27	8,435,768

The following table sets forth the high and low market prices and the volume of the Common Shares traded on the NYSE American during the periods indicated:

Period	High ($)	Low ($)	Total Volume
January 2021	3.46	2.41	26,896,264
February 2021	3.21	2.51	29,745,106
March 2021	2.72	2.02	27,240,649
April 2021	2.36	2.14	12,047,947
May 2021	2.49	1.59	45,860,612
June 2021	1.80	1.42	27,367,069
July 2021	1.65	1.29	18,117,236
August 2021	1.40	0.95	25,049,485
September 2021	1.13	0.76	25,790,169
October 2021	0.96	0.68	22,502,179
November 2021	1.10	0.80	18,836,697
December 2021	0.92	0.72	14,082,381
January 2022	0.89	0.70	12,091,372
February 2022	1.10	0.73	21,832,948
March 1-28, 2022	1.31	0.99	19,122,467

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The table below sets forth the name, province or state and country of residence, position with the Company, principal occupation during the previous five years and the number of voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised, for the directors and executive officers of the Company.

As of December 31, 2021, directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 752,178 Common Shares representing approximately 0.45% of its issued and outstanding Common Shares.

The terms of the directors of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election. The officers hold their office at the discretion of the Board, but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint officers and constitute committees.

Name and Residence and Position with the Company	Principal Occupation for Five Preceding Years	Number of Company Shares Owned
DIRECTORS
Darren Blasutti Ontario, Canada Director and Chief Executive Officer Director since: December 23, 2014 (Americas Gold and Silver Corporation since May 16, 2019, U.S. Silver & Gold since June 6, 2012 and RX Gold since July 6, 2011)	Mr. Blasutti is currently the President and Chief Executive Officer of Americas Gold and Silver Corporation. He was formerly the President and Chief Executive Officer of Americas Silver Corporation and U.S. Silver, and prior to that, the President and Chief Executive Officer of RX Gold & Silver Inc., and former Senior Vice President of Corporate Development for Barrick Gold Corporation until January 2011. At Barrick Gold Corporation, he reported to the Chief Executive Officer and played a lead role in the strategic development of Barrick Gold Corporation for over 13 years, during which time he executed over 25 gold mining transactions including the acquisition of Homestake Mining Company and Placer Dome Inc. and the consolidation of the world class Cortez property from Rio Tinto. Mr. Blasutti also led the creation of Barrick Energy Inc. to hedge Barrick Gold Corporation’s exposure to energy prices and was integral to the initial public offering of African Barrick Gold. During his tenure at Barrick, he also led the Investor Relations function. Mr. Blasutti is a member of the Chartered Professional Accountants Canada and was previously at PricewaterhouseCoopers LLP where he planned, supervised and managed audits for a variety of clients. Mr. Blasutti is currently Chairman of Barksdale Resources Corp.	434,123

Name and Residence and Position with the Company	Principal Occupation for Five Preceding Years	Number of Company Shares Owned
Alexander Davidson Ontario, Canada Chairman Director since: December 23, 2014 (Americas Gold and Silver Corporation since May 16, 2019, U.S. Silver & Gold since August 13, 2012 and RX Gold since July 6, 2011)

Mr. Davidson was Barrick’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities. Mr. Davidson was instrumental in Barrick Gold Corporation’s acquisition of Lac Minerals, Sutton Resources, Arequipa Resources, Pangea Goldfields, Homestake Mining and Placer Dome Inc. Mr. Davidson joined Barrick Gold Corporation in October 1993 as Vice President, Exploration with responsibility for the company’s expanding exploration program. He initiated Barrick Gold Corporation’s expansion out of North America and into Latin America and beyond and retired from Barrick in 2009. In February 2019, Mr. Davidson was awarded the Charles F. Rand Gold Medal by the American Institute of Mining Engineers in recognition of his key role in numerous acquisitions and discoveries and his leadership in developing Barrick’s unparalleled exploration programs, both of which have resulted in remarkable achievements that distinguish his remarkable career and legacy at Barrick. Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 40 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors and Developers Association of Canada in recognition for his team’s discovery of the Lagunas Norte project in the Alto Chicama District, Peru.

Mr. Davidson received his B.Sc. and his M.Sc. in Economic Geology from McGill University. His extensive experience in the mining industry and his background in precious metal exploration and corporate development allows him to provide valuable industry insight and perspective to the board of directors and management. Mr. Davidson also has extensive board level experience and has sat on or has chaired a number of health, safety & environment, technical, sustainability, audit, and compensation committees. Mr. Davidson is a member of the Compensation & Corporate Governance Committee and the Sustainability & Technical Committee. Mr. Davidson is also currently a director of Yamana Gold Inc., Capital Drilling Ltd. and Nulegacy Gold Corporation.

120,372

Name and Residence and Position with the Company	Principal Occupation for Five Preceding Years	Number of Company Shares Owned
Alan Edwards Arizona, United States Director Director since: December 23, 2015 (Americas Gold and Silver Corporation since May 16, 2019, U.S. Silver & Gold since August 13, 2012 and U.S. Silver Corp since June 23, 2011)

Mr. Edwards serves on the board of directors and has more than 35 years of diverse mining industry experience, including various executive and director roles. He is currently the President of AE Resources Corp., and also serves on the board of directors for Entrée Resources Ltd., Arizona Sonoran Copper Company Inc., and Orvana Minerals Corp. Mr. Edwards was also formerly a director and Chairman of the board of directors of AuRico Gold Inc., AQM Copper Inc., Oracle Mining Corp. (where he was also the Chief Executive Officer), and Rise Gold Corp. He was also the President and Chief Executive Officer of Copper One Inc. and Frontera Copper Corp.

Mr. Edwards also served as COO of Apex Silver Mines Corp., where he directed the engineering, construction and development of the San Cristobal project in Bolivia. He has also worked for Kinross Gold Corp., P.T. Freeport Indonesia, Cyprus Amax Minerals Company and Phelps Dodge Mining Company. Mr. Edwards holds an MBA (Finance) from the University of Arizona and a B.S. Mining Engineering also from the University of Arizona. Mr. Edwards is the Chairman of the Sustainability & Technical Committee.

20,597
Bradley R. Kipp Ontario, Canada Director Director since: June 12, 2014 (Americas Gold and Silver Corporation since May 16, 2019,)

Mr. Kipp is currently a director and the Chair of the Audit Committee of Americas Gold and Silver Corporation (since June 2014); Chief Financial Officer of ShinyBud Corp (TSXV:SNYB) up to March 2022 and subsequently moved to the Board of Directors of SNYB; a director and the Chair of the Audit Committee of Haventree Bank since June 2008 (federally regulated Schedule I Bank supervised by the Office of the Superintendent of Financial Institutions).

Mr. Kipp has over 30 years’ experience specializing in operations, corporate finance and public company reporting in the financial services and mining sector. As part of these activities, he has been Chief Financial Officer and/or a Director of several public companies listed on the Toronto and London AIM exchanges. Mr. Kipp is a member of the Chartered Professional Accountants of Canada and a member of the Chartered Financial Analyst Institute.

Nil

Name and Residence and Position with the Company	Principal Occupation for Five Preceding Years	Number of Company Shares Owned
Gordon E. Pridham Ontario, Canada Director Director since: December 23, 2014 ((Americas Gold and Silver Corporation since May 16, 2019,, U.S. Silver & Gold since August 13, 2012 and U.S. Silver Corp. since November 10, 2008)

Mr. Pridham is currently Principal of Edgewater Capital and sits on the public company boards of Orvana Minerals Inc. (Chairman of the board of directors). Formerly, he served as Chairman of the board of directors of U.S. Silver & Gold Inc., CHC Student Housing Inc., Orvana Minerals Corp. and Newalta Corp. Mr. Pridham also served as a director for Roxgold Inc., Titanium Corp., Western Prospector Group Ltd., and Norrock Realty Corp. He is currently on the advisory board for Enertech Capital, a clean tech venture fund. Recent activities include the merger of Newalta Corporation with Tervita Corporation as Chairman, the merger of US Silver & Gold Inc. with RX Gold & Silver Inc. as Chairman, sale of Norock Realty Corp. to Partners REIT as Chairman of the Special Committee, and sale of Western Prospector to CNNC as Chairman of the Special Committee.

Mr. Pridham has over 35 years of experience financing and advising public and private companies in a cross section of industries, particularly in the resource sector. He has worked in New York, Calgary, Toronto and Hong Kong for global financial institutions in corporate banking, investment banking and capital markets. Mr. Pridham is a graduate of the University of Toronto and the Institute of Corporate Directors program. Mr. Pridham is a member of the Audit Committee and a member of the Compensation & Corporate Governance Committee.

28,161
Manuel Rivera, Mexico, Mexico Director Director since: August 2, 2017 (Americas Gold and Silver Corporation since May 16, 2019,	Mr. Rivera is the President and Founder of LATAMFUV, an investment firm focused on enabling, technology transfer from the Israel innovation ecosystem into Latin America. With vast experience in media, digital, corporate transformation and mergers and acquisitions, Mr. Rivera spent more than a decade as the President and Chief Executive Officer of Grupo Expansión, one of Mexico’s most influential media companies that, under his leadership, was taken from a minor magazine player to one of the largest digital publishers in Mexico and Latin America. Grupo Expansión was successfully sold to a major strategic player in 2017. Mr. Rivera is also the current Co-chair of the Global Future Council for Media and Information of the World Economic Forum and also Chairman of the board of directors for Make-A-Wish Mexico. Mr. Rivera is a member of the Sustainability & Technical Committee.	Nil
Lorie Waisberg Ontario, Canada Director	Mr. Waisberg is a corporate director currently serving as Chairman of the Board of Trustees and a director of Chemtrade Logistics Income Fund, and a director of Metalex Ventures Ltd. He previously served as a director of Tembec

Name and Residence and Position with the Company	Principal Occupation for Five Preceding Years	Number of Company Shares Owned
Director since: December 23, 2014 ((Americas Gold and Silver Corporation since May 16, 2019,, U.S. Silver & Gold since August 13, 2012 and RX Gold & Silver since July 6, 2011)

Inc., Primary Energy Recycling, Noront Resources, Chantrell Ventures, US Silver & Gold Inc., OneMove Technologies, Northern Uranium Corp. (formerly MPVC Inc.), and Rapier Gold Inc. Mr. Waisberg was also previously a director and the chair of Keystone North America, RX Gold & Silver Corp., Baja Mining Corp., and Arcan Resources.

Mr. Waisberg has law degrees from the University of Toronto and Harvard University, and had a distinguished 30-year legal career as a business law partner of Goodmans LLP in Toronto. He then served as the Executive Vice President, Finance and Administration of Co-Steel Inc., a steel manufacturer, prior to retirement. Mr. Waisberg is also accredited as ICD.D by the Institute of Corporate Directors. Mr. Waisberg is the Chairman of the Compensation & Governance Committee and a member of the Audit Committee.

		618
OFFICERS
Darren Blasutti Ontario, Canada President and Chief Executive Officer	See information for Mr. Blasutti set forth above in the “Directors” section of this table.	See above
Warren Varga Ontario, Canada Chief Financial Officer	Mr. Varga was formerly the Chief Financial Officer of US Silver & Gold and brings over 20 years of progressive financial leadership and senior management expertise to Americas Gold and Silver Corporation. Prior to this, Mr. Varga held the role of Senior Director, Corporate Development at Barrick Gold Corporation. Mr. Varga is a member of the Canadian Institute of Chartered Accountants and a member of the Chartered Financial Analyst Institute.	1526
Peter J. McRae Ontario, Canada Senior Vice President, Corporate Affairs & Chief Legal Officer	Mr. McRae formerly served as Vice President, General Counsel & Corporate Secretary of U.S. Silver and Gold and brings over 15 years of corporate and commercial experience to Americas Gold and Silver. He was an attorney at Weil, Gotshal & Manges LLP, based in New York, in the firm’s transactions group representing some of the largest organizations and private equity firms globally. He is also a director of Barksdale Resources Corp. and, formerly, Guerrero Ventures Inc. (Nomad Royalty Ltd.). Mr. McRae is currently a member of the New York and Ontario Bars and is a certificate holder in Mining Law.	381

Name and Residence and Position with the Company	Principal Occupation for Five Preceding Years	Number of Company Shares Owned
Daren Dell Ontario, Canada Chief Operating Officer	Mr. Dell formerly served as Vice President, Technical Services for U.S. Silver and Gold and brings over 20 years of operations, project and mine evaluation experience to Americas Gold and Silver. Prior to this, Mr. Dell served as Director, Corporate Development and Director, Technical Evaluations at Barrick Gold. Mr. Dell is a metallurgist and a Professional Engineer.	16,400
Stefan Axell	Mr. Axell brings over 15 years of finance and mining experience to Americas Gold and Silver and was a former equity research analyst. Mr. Axell is also a CFA charterholder.	130,000

Standing Committees of the Board

There are currently three standing committees of the Board: the Audit Committee, the Compensation and Corporate Governance Committee and the Sustainability & Technical Committee. The following table identifies the members of each of these Committees:

Board Committee	Committee Members
Audit Committee	Bradley Kipp (Chair) Lorie Waisberg Gordon Pridham
Compensation and Corporate Governance Committee	Lorie Waisberg (Chair) Alex Davidson Gordon Pridham
Sustainability & Technical Committee	Alan Edwards (Chair) Alex Davidson Manuel Rivera

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as stated below, no director or executive officer of the Company is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company that:

(i)	was subject to an order that was issued while the director was acting in the capacity as director, chief executive officer or chief financial officer, or
(ii)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(i)	is, as at the date hereof, or has been, within 10 years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets; or
(ii)	has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director or executive officer.

Alan Edwards, a director of the Company, was Chairman of the Board of Oracle Mining Corp. (“Oracle”) until his resignation effective February 15, 2015. On December 23, 2015, Oracle announced that the Superior Court of Arizona had granted the application of Oracle’s lender to appoint a receiver and manager over the assets, undertaking and property of Oracle Ridge Mining LLC.

Gordon Pridham was the chairman on the board of directors of CHC Student Housing Inc. (“CHC”) when CHC was subject to a management cease trade order that was in effect for more than 30 consecutive days. On May 5, 2017, the Ontario Securities Commission (the “OSC”) issued a management cease trade order against the securities of CHC until CHC prepared and filed its annual audited financial statements, management’s discussion and analysis and related certifications for the period ended December 31, 2016. On July 4, 2017, the OSC revoked the management cease trade order after CHC filed all required records.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICT OF INTEREST

To the best of the Company’s knowledge, there are no existing or potential conflicts of interest among the Company, its directors, officers or other insiders of the Company other than as described in the following paragraph.

Various officers, directors or other insiders of the Company may hold senior positions with entities involved in the mining industry or otherwise be involved in transactions within the mining industry and may develop or already have other interests outside the Company. If any such conflict of interest arises, a director who is in such a conflict will be required to disclose the conflict to a meeting of the directors of the Company in accordance with the CBCA.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $9.6 million (MXN 196.8 million), of which $4.1 million (MXN 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $4.6 million (MXN 94.6 million) of their original reassessment. The remaining $5.0 million (MXN 102.2 million) consists of $4.1 million (MXN 84.4 million) related to transactions with certain suppliers and $0.9 million (MXN 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $0.9 million (MXN 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.1 million (MXN 84.4 million), if denied, would be offset by available tax losses. The Company accrued $1.0 million (MXN 19.9 million) in the consolidated financial statements as at December 31, 2018 as a probable obligation for the disallowance of value added taxes related to the Mexican tax reassessment. As at December 31, 2021, the accrued liability of the probable obligation was $1.0 million (2020: $1.0 million).

In July 2021, the Company was served with a statement of claim filed in the Ontario Superior Court of Justice to commence a proposed class action lawsuit against the Company and its Chief Executive Officer. Pursuant to the Securities Action, the representative plaintiff seeks damages of C$130 million in relation to the Company’s public disclosure concerning its Relief Canyon mine. Although no assurance can be given with respect to the ultimate outcome, the Company believes that the complaint against it is unfounded and without merit and intends to vigorously defend the proceeding.

***

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company or shareholder holding more than 10% of any outstanding securities of the Company or any associate or affiliate of any such person or company, has or had in the three most recently completed financial years of the Company any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Company is Computershare Investor Services Inc., (“Computershare”). Computershare’s principal location for the Common Shares and the Preferred Non-Voting Shares is located at 100 University Avenue, 8th Floor, Toronto, ON, M5J 2Y1.

MATERIAL CONTRACTS

Aside from contracts entered into in the ordinary course of business and not required to be filed under section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the following are the only contracts regarded as material which were entered into by the Company within the most recently completed fiscal year or before the most recently completed fiscal year that are still in effect:

●	The Glencore Pre-Payment Facility with Metagri S.A. de C.V., a subsidiary of Glencore PLC, that is in effect from January 2017

●	The Precious Metals Delivery and Purchase Agreement with Sandstorm Gold Ltd., see under “General Development of the Business Three Year History – Fiscal 2019” in this AIF for further information
●	Joint Venture Agreement with Mr. Eric Sprott, in effect from September 9, 2019, as described under “General Development of the Business Three Year History – Fiscal 2019” in this AIF for further information
●	The 2024 Convertible Debenture with RoyCap, see under “General Development of the Business Three Year History – Fiscal 2021” in this AIF for further information

INTEREST OF EXPERTS

The following persons, firms and companies named below have prepared or certified a statement or report described or included in a filing, or referred to in a filing, made under NI 51-102 by the Company during, or relating to, the Company’s most recently completed financial year and whose profession, or business gives rise to the report or statement or opinion made by the person or company:

The Relief Canyon Technical Report was prepared by or under the supervision of Paul Tietz, C.P.G., Neil B. Prenn, P.E. of Mine Development Associates, Carl E. Defilippi, R.M SME. of Kappes, Cassiday and Associates and Mark Jorgensen, Q.P. of Jorgensen Engineering and Technical Services, all of whom are Qualified Persons for the purposes of NI 43-101.

The San Rafael Technical Report was prepared by Daren Dell, P.Eng., Shawn Wilson, P.Eng., Niel de Bruin, P.Geo., and James Stonehouse, SME (RM), all of whom are Qualified Persons for the purposes of NI 43-101.

The Galena Technical Report was prepared by Mr. James R. Atkinson, P. Geo., Mr. Daniel H. Hussey, C.P.G. and Mr. Daren Dell, P. Eng., all of whom are Qualified Persons for the purposes of NI 43-101.

Mr. Daren Dell, P.Eng., Chief Operating Officer and Niel de Bruin, Director of Geology, are all Qualified Persons for the purposes of NI 43-101 and have reviewed and approved certain technical disclosure in this AIF.

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have prepared a report of independent registered public accounting firm dated March 17, 2022 in respect of the Company’s consolidated financial statements as at December 31, 2020 and 2021 for the years then ended. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and in accordance with the independence rules of the SEC and the Public Company Accounting Oversight Board.

To management’s knowledge, none of the Qualified Persons held any securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports and none of the Qualified Persons listed above received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports. None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

***

AUDIT COMMITTEE INFORMATION

The Audit Committee is responsible for monitoring the Company’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas.

Audit Committee Charter

A copy of the Company’s Audit Committee Charter, which was ratified on December 15, 2016, is attached to this document as Appendix B.

Composition of the Audit Committee

The members of the Audit Committee are Brad Kipp (Chair), Lorie Waisberg and Gordon Pridham, all of whom are “independent” directors as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Combined Company’s financial statements. Additionally, as specified in the Company’s Audit Committee Charter, the nature and role of each member has been set out in accordance with the meanings of the terms “independent” and “financially literate,” as defined in Section 803 of the NYSE American Company Guide and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended.

Relevant Education and Experience

The relevant education and experience of each of the proposed members of the Audit Committee is as follows:

Member	Relevant Education and Experience
Bradley R. Kipp (Chair)

●      Over 20 years’ experience in the mining sector specializing in operations, corporate finance and public reporting

●      Has been Chief Financial Officer and/or director of several public companies listed on both the TSX/TSXV and London AIM stock exchange[1]

Lorie Waisberg	● Corporate director who has served on the audit committees of several public companies ● Former Executive Vice President, Finance and Administration of Co-Steel Inc.

1 Executive Vice-President and director of AR3 Capital Partners Inc. (currently known as JSF Group Inc.) from August 2015 to December 2017; Chief Financial Officer and director of African Copper PLC (mining and exploration) from September 2004 to July 2015; Vice-President Finance of Summit Resource Management Limited (venture capital) since July 2001; director of Equity Financial Holdings Inc. from June 2008 to December 2017; CFO and Director of Blackshire Capital Corp. from February 2017 to December 2018, and Vice President and Director of Blackshire Capital Group from December 2018.

Member	Relevant Education and Experience
Gordon Pridham

●      More than 25 years’ experience in investment banking, capital markets and corporate finance

●      Has worked in New York, Calgary, Toronto and Hong Kong for global financial institutions and has financed and advised companies in the public and private markets

Pre-Approval Policies and Procedures

The Audit Committee will pre-approve all audit and non-audit services not prohibited by law to be provided by the independent auditors of the Company.

External Auditor’s Service Fees

The fees billed by the Company’s external auditor in the last two fiscal years for audit fees are as follows:

Financial Year	Audit Fees[1] (C$)	Audit Related Fees[2] (C$)	Tax Fees[3] (C$)	All Other Fees[4] (C$)
2020	575,000	Nil	Nil	Nil
2021	855,000	Nil	Nil	Nil

[1]	“Audit Fees” include fees necessary to perform the audit of the Company’s consolidated financial statements. Audit Fees include quarterly reviews, fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

[2]	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit- related services include due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

[3]	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit- Related Fees”. This category includes fees for filing tax returns for U.S. subsidiary, tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

[4]	“All Other Fees” include fees relating to the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses 1 to 3 above.

***

APPENDIX A
DEFINITIONS, TECHNICAL TERMS, ABBREVIATIONS AND CONVERSION

Technical Abbreviations

Ag	silver
Au	gold
Cu	copper
g	gram
NI 43-101	National Instrument 43-101 – Standards of Disclosure for Mineral Projects
km	kilometer
ha	hectare
NSR	net smelter return
m	meter
oz	ounce
Pb	lead
Zn	zinc

Conversions

The following table lists Imperial measurements and their equivalent value under the Metric system:

Imperial	Converts to	Metric
1 in	=	2.54 cm
1 ft (12 in)	=	0.3048 m
1 yd (3ft)	=	0.9144 m
1 mile (1760 yd)	=	1.6093 km
1 square in (in2)	=	6.4516 cm2
1 square ft (ft2)	=	0.0929 m2
1 square yd (yd2)	=	0.8361 m2
1 acre (4840 yd2)	=	0.4047 ha
1 square mile (640 acres)	=	2.59 km2
short ton	=	0.907 metric tonnes

Definitions

The following is a glossary of certain technical terms and abbreviations that appear in this AIF:

2020 ATM Agreement means the at-the-market offering agreement the Company entered into February 18, 2020 to establish its ATM Offering.

2020 ATM Offering means the at-the-market equity program created by the 2020 ATM Agreement.

2021 Annual Financial Statements means the Financial Statements for the years ended December 31, 2020 and 2021.

2021 Annual MD&A means the Annual Management’s Discussion & Analysis for the year ended December 31, 2021.

2021 ATM Agreement means the at-the-market offering agreement the Company entered into May 17, 2021 to establish the ATM Program.

2022 Circular means the Management Information Circular to be filed in connection with its upcoming annual meeting of shareholders for 2022.

2024 Convertible Debenture means the C$12.5 million secured convertible debenture issued to RoyCap due April 28, 2024.

AA means atomic absorption.

AAS means American Analytical services in Osburn, Idaho.

Acquisition Circular means the Management Proxy Circular of Americas Gold dated December 4, 2018.

ADR means absorption – desorption – recovery.

AEI means Authorization Environmental Impact.

AIF means this Annual Information Form.

Americas Gold and Silver means Americas Gold and Silver Corporation and its affiliates.

Americas Gold means Americas Gold and Silver Corporation.

ASARCO means the US subsidiary of ASARCO that owned and operated the Galena mine.

Assay means an analysis to determine the quantity of one or more elemental components.

ATM Program means the at-the-market equity program created by the 2021 ATM Agreement.

Board means the Board of Directors of Americas Gold and Silver.

Caladay means the Caladay property which began in the mid-1960s as a joint venture involving Callahan Mining, ASARCO, and Day Mines.

Cambo de Uso de Suelo or CUS means change of land use permits.

CERCLA means the Comprehensive Environmental Response, Compensation and Liability Act.

CIM means the Canadian Institute of Mining, Metallurgy and Petroleum.

Code means the U.S. Internal Revenue Code of 1986, as refined.

Coeur mill means the mill located northwest of the Galena mill on the Galena Complex.

Coeur mine means the mine located northwest of the Galena mine on the Galena Complex.

Common Shares means the common shares in the capital of the Company.

Company means Americas Gold and Silver Corporation and its affiliates.

Computershare means Computershare Investor Services Inc.

Concentrate means a product in which valuable minerals have been enriched (concentrated) through mineral processing.

Cosalá Operations means the 100% Americas Gold and Silver owned property in the Sinaloa, Mexico.

CWA means the Clean Water Act.

Dilution means the effect of grade reduction that occurs when material adjacent to a defined Mineral Resource and of significantly lower grade than the defined Mineral Resource is mined and sent to the mill along with material comprising the defined Mineral Resource.

Dip means the degree of inclination of a tilted bed or other 2-dimensional plane, taken perpendicular to its strike. Also refers to the angle of inclination of a drill hole.

Discount means an arbitrary rate selected to apply to a stream of costs and benefits for the calculation of Net Present Value. The discount rate allows for the time value of money to be factored into the calculation of net present value. Discount rates can also be used to make an assessment of projects of different risk levels by assigning a higher discount rate to projects of higher risk.

Disseminated means a mineral deposit, whereby the minerals (metals) occur as scattered particles in the rock, but in sufficient quantity to make the deposit a worthwhile ore.

EC120 Project means the combined operation at El Cajón and Zone 120 silver-copper deposits.

EDGAR means Electronic Data Gathering, Analysis, and Retrieval.

EIS means Environmental Impact Study.

El Cajón means the silver-copper development project included in Americas Gold and Silver’s Cosalá Operations.

EPA means the Environmental Protection Agency.

Exchange Ratio means that, under the terms of the Merger Agreement, holders of common shares of Pershing Gold will receive 0.715 of a Common Share for each common share of Pershing Gold by way of a share exchange.

FA-AA means fire assay with AA finish.

Falconi means Falconi Cement Inc.

Fault means a fracture in a rock across which there has been displacement.

Firstgold means Firstgold Corporation, previously known as Newgold Inc.

Forward-looking statements means statements contained in this AIF that are not current or historical factual statements.

Fracture means a break in a rock, usually along flat surfaces.

g/t means grams per tonne.

GAC means Gold Acquisition Corp.

Galena means lead sulphide (PbS), a common economic lead mineral. It also means the Galena Complex in certain parts of the AIF.

Galena Complex means the 60% Americas Gold owned property in the Coeur d’Alene Mining District of northern Idaho.

Galena JV means the strategic joint venture that the Company entered into on September 9, 2019 with Sprott Mining Idaho Limited Partnership.

Galena mill means the mill located southeast of the Coeur mill on the Galena Complex.

Galena mine means the mine located southeast of the Coeur mine on the Galena Complex.

Galena Technical Report means the “Technical Report on the Galena Complex, Shoshone County, Idaho, USA” dated December 23, 2016, and prepared in accordance with NI 43-101 by and under the supervision of James R. Atkinson, P. Geo, Daniel H. Hussey, CPG and Daren Dell, P.Eng.

Glencore Pre-Payment Facility means the four year, $15 million concentrate pre-payment facility pre-payment facility entered into by Minera Cosalá and Minera Platte at an interest rate of LIBOR rate plus 5% per annum with Metagri S.A. de C.V., a subsidiary of Glencore PLC.

Grade means the concentration of a valuable metal in a rock sample, given either as weight percent for base metals (e.g., Pb, Zn, Cu) or in g/t or ounces per short ton for precious metals (e.g., Ag, Au, Pt).

ha means hectare.

Hochschild means Minera Hochschild Mexico S.A. de C.V.

Hoist means the machine used for raising and lowering the cage or other conveyance in a mine shaft.

ICP-AES means inductively coupled plasma atomic-emission spectrometry.

IETU means the Mexican Flat Rate Business Tax.

IFRS means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Inspectorate means Inspectorate America Corp.

Intrusive means a rock mass formed below the earth’s surface from molten magma which was intruded into a pre-existing rock mass and cooled to a solid.

IPL means International Plasma Labs Limited.

Lacana means Lacana Mining Inc.

Layne means Layne de Mexico, S.A. de C.V.

Lbs means pounds.

LHD means load-haul-dump equipment.

LOMP means Life Of Mine Plan.

Major means Major Drilling de Mexico, S.A. de C.V.

Maza means Maza Drilling de Mexico, S.A. de C.V.

McClelland means McClelland Laboratories.

Merger Agreement means the definitive agreement between Americas Gold and Pershing Gold to complete a merger transaction (i.e. the Pershing Gold Transaction) to create a low-cost, precious metal growth company in the Americas.

Metallurgical Testing means a technical assessment of the physical and chemical behavior of metallic elements, their inter-metallic compounds, and their mixtures (i.e. alloys).

MIA means environmental impact statement in Mexico.

Mill (or concentrator) means an industrial installation assembled to allow separation and recovery of mineral particles of interest from bulk mineralization and waste material. Typically includes equipment for crushing and grinding, selective particle recovery and production of a concentrate from which the contained metals can be refined to marketable purity.

Minera Cosalá means Minera Cosalá, S.A. de C.V.

Minera Platte means Minera Platte River Gold, S. de R.L. de C.V.

Mineral means a naturally occurring inorganic substance typically with a crystalline structure.

Mineralization means minerals of value occurring in rocks.

Net present value or NPV means a future stream of benefits and costs converted into equivalent values today. This is done by assigning monetary values to the benefits and costs discounting future benefits and costs using an appropriate discount rate and subtracting a sum total of discounted costs from the total of discounted benefits.

Newmont means Newmont USA Ltd.

Newmont Option means the option granted to Newmont under the 2006 Lease Agreement entered into with Pershing Gold.

NI 43-101 means National Instrument 43-101 and is a regulation with the force of law prepared by the Canadian Securities Administrators and governing the standards of disclosure for mineral projects.

NI 51-102 means National Instrument 51-102 and is a regulation with the force of law prepared by the Canadian Securities Administrators and governing the standards of Continuous Disclosure Obligations.

NI 52-110 means National Instrument 52-110 and is a regulation with the force of law prepared by the Canadian Securities Administrators and governing the standards of Audit Committees.

NSR means Net Smelter Return and means the gross revenue from a resource extraction operation, less a proportionate share of transportation, insurance, and processing costs.

NYSE American means the NYSE American stock exchange.

OPE means Operating Pond East at Relief Canyon.

Operating costs (OPEX) means the costs of operating a mine, usually including all onsite costs of mining, milling, environmental compliance, tailings disposal, storing concentrate, and administration. Typically quoted in U.S. dollars/tonne. Major sustaining capital items such as mill expansion, large underground development or high-value items of fixed or mobile mining or milling equipment during the life of a project are excluded.

opt means ounces per short ton.

OPW means Operating Pond West at Relief Canyon.

Oracle means Oracle Mining Corp.

Ore means a natural occurrence of one or more minerals that may be mined and sold at a profit, or from which some part may be profitably separated. The word ore should only be used to refer to defined Mineral Reserves, preferably related to a mine in the development or production phase or to a historical mineral deposit that was economically exploited.

Outcrop means an exposure of rock at the earth’s surface.

Pegasus means Pegasus Gold Corp.

Pershing Gold means Pershing Gold Corporation.

Pershing Gold Transaction means the merger transaction between Americas Gold and Pershing Gold to create a low-cost, precious metal growth company in the Americas.

Platte River Gold means Platte River Gold Inc.

Precious Metals Purchase Agreement means the $25 million precious metals delivery and purchase agreement included in the Sandstorm Financing.

QA/QC means Quality Assurance/Quality Control program.

QEF Election means qualified electing fund election, as defined under U.S. tax law.

RCRA means the Resource Conservation and Recovery Act.

Recapitalization Plan means the plan to recapitalize the mining operations at the Galena Complex.

Recovery means the percentage of valuable minerals that are recovered during milling and/or other forms of processing and captured into a concentrate.

Relief Canyon means the 100% Americas Gold and Silver owned property in Pershing County, Nevada, U.S.A.

Relief Canyon Technical Report means the “Technical Report and Feasibility Study for the Relief Canyon Project, Pershing County, Nevada, U.S.A.” prepared in accordance with NI 43-101 by or under the supervision of Paul Tietz, C.P.G., Neil B. Prenn, P.E. of Mine Development Associates, Carl E. Defilippi, R.M SME. of Kappes, Cassiday and Associates and Mark Jorgensen, Q.P. of Jorgensen Engineering and Technical Services.

Replicate Pulp Analyses means the 134 quarter-core field duplicates, 593 same-laboratory replicate pulps, 153 second laboratory duplicate pulp analyses, and 68 second laboratory check assays on original pulps, conducted as part of the 2014-2015 QA/QC program at Relief Canyon.

ROM means run-of-mine.

RoyCap means Royal Capital Management Corp.

RQD means rock quality designation.

RX Gold means RX Gold & Silver Inc.

San Felipe property means the development project in Sonora, Mexico.

San Rafael mine or San Rafael means the San Rafael silver-zinc-lead mine in Sinaloa, Mexico.

San Rafael Technical Report means the “Technical Report and Preliminary Feasibility Study for the San Rafael property, Sinaloa, Mexico”, dated May 17, 2019 and prepared in accordance with NI 43-101 by and under the supervision of Daren Dell, P.Eng., Shawn Wilson, P. Eng., Niel de Bruin, P.Geo. and James Stonehouse, SME (RM).

Sand fill means hydraulically placed tailings used to fill underground mined voids.

Sandstorm means Sandstorm Gold Ltd.

Sandstorm Convertible Debenture means the US $10 million convertible debenture included in the Sandstorm Financing.

Sandstorm Financing means the Sandstorm Private Placement, Precious Metals Purchase Agreement, and the Sandstorm Convertible Debenture entered into with Sandstorm on April 3, 2019.

Sandstorm Private Placement means the $7.5 million equity placement with Sandstorm, included in the Sandstorm Financing.

Santa Fe means the Santa Fe Pacific Corp., previously known as the Southern Pacific Land Company.

Scorpio Mining means Scorpio Mining Corporation.

SEC means the U.S. Securities and Exchange Commission.

Secretariat of National Defence means Secretaria de la Defensa Nacional.

Securities Action means the statement of claim filed in the Ontario Superior Court of Justice to commence a proposed class action lawsuit against the Company and its Chief Executive Officer.

SEDAR means the System for Electronic Document Analysis and Retrieval.

SEMARNAT means Secretary of Environment and Natural Resources in Mexico.

Series E Preferred Stock means the series E preferred stock of Pershing Gold.

SGS means SGS de Mexico S.A. de C.V.

Shaft or “mine shaft” means a vertical or inclined excavation in rock or consolidated material for the purpose of providing access to a mineral deposit.

Skarn means an alteration assemblage dominated by calcium and magnesium silicate minerals (dominantly garnets, pyroxenes and amphiboles). Skarns form by reaction between silica-bearing fluids and carbonate rocks, converting original carbonate minerals to silicate minerals. Mineralized Skarns contain economically attractive amounts of certain metals and are classified on the basis of the dominant metal (cf. Copper skarn or Lead-Zinc skarn). Skarns typically form in close proximity to intrusive bodies and may have massive sulphide replacement mineralization on their distal sides.

Skyline means Skyline Assayers and Laboratories.

Smelter means an industrial installation where pyrometallurgical processes are used to extract metals from a feedstock, typically a sulphide concentrate.

stpd means short tons per day.

Strike means horizontal level direction or bearing of an inclined rock bed, structure, vein or stratum surface. The direction is perpendicular to the direction of dip.

Tailings means the waste products resulting from the processing of mineralized material.

Tetrahedrite means a copper antimony sulfosalt mineral ((Cu,Fe)12Sb4S13.

tpd means tonnes per day.

TSF means tailings storage facility.

TSX means the Toronto Stock Exchange.

U.S. Exchange Act means the United States Securities Exchange Act of 1934, as amended.

U.S. Securities Act means the United States Securities Act of 1933, as amended.

U.S. Silver means U.S. Silver & Gold Inc.

UCSL means Upper Country Silver Lead.

Vein means a fissure, fault or crack in a rock filled by minerals.

Warrants means the Common Share purchase warrants of the Company outstanding which are exercisable for Common Shares.

Welsh means J.D. Welsh and Associates.

Zone 120 means the silver-copper development project included in Americas Gold and Silver’s Cosalá Operations.

Certain CIM (2014) Definition Standards

“Feasibility Study” A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

“Indicated Mineral Resource” An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

“Inferred Mineral Resource” An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

“Measured Mineral Resource” A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

“Mineral Reserve” A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

“Mineral Resource” A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals.

“Modifying Factors” Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

“Pre-Feasibility Study” The CIM Definition Standards requires the completion of a Pre-Feasibility Study as the minimum prerequisite for the conversion of Mineral Resources to Mineral Reserves. A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral

Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

“Probable Mineral Reserve” A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

“Proven Mineral Reserve” A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

“Qualified Person” Mineral Resource and Mineral Reserve estimates and any supporting Technical Reports must be prepared by or under the direction of a Qualified Person, as that term is defined in NI 43-101. The Qualified Person(s) should be clearly satisfied that they could face their peers and demonstrate competence and relevant experience in the commodity, type of deposit and situation under consideration. If doubt exists, the person must either seek or obtain opinions from other colleagues or demonstrate that he or she has obtained assistance from experts in areas where he or she lacked the necessary expertise.

***

APPENDIX B
AUDIT COMMITTEE CHARTER

See attached.

AUDIT COMMITTEE CHARTER

AMERICAS GOLD AND SILVER CORPORATION

1.	Role of the Audit Committee
(a)	The role of the Audit Committee is to assist the Board of Directors (the “Board”) in its oversight and evaluation of the following matters in respect of Americas Gold and Silver Corporation and its subsidiaries (the “Company”):
(i)	The quality and integrity of the financial statements of the Company;
(ii)	The compliance by the Company with legal and regulatory requirements in respect of financial disclosure;
(iii)	The Company’s internal control over financial reporting;
(iv)	The qualification, independence and performance of the Company’s independent auditor;
(v)	The assessment, monitoring and management of the financial risks of the Company’s business;
(vi)	The performance of the Company’s Chief Financial Officer (the “CFO”); and
(vii)	Such other matters as assigned to it by the Board from time-to-time.
(b)	In addition, the Audit Committee provides an avenue for communication between the independent auditor, the Company’s CFO and other senior management, other employees and the Board concerning accounting, auditing and financial risk management matters.
(c)	The Audit Committee is directly responsible for the recommendation of the appointment and retention (and termination) and for the compensation and the oversight of the work of the independent auditor for the purpose of preparing audit reports or performing other audit, review or attest services for the Company.
(d)	The Audit Committee is not responsible for:
(i)	Planning or conducting audits, or
(ii)	Certifying or determining the completeness or accuracy of the Company’s financial statements or that those financial statements are in accordance with generally accepted accounting principles (“GAAP”).
(e)	Each member of the Audit Committee shall be entitled to rely in good faith upon:
(i)	Financial statements of the Company represented to him or her by senior management of the Company or in a written report of the independent auditor to present fairly the financial position of the Company in accordance with GAAP; and
(ii)	Any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

“Good faith reliance” means that the Audit Committee member has considered the relevant issues, questioned the information provided and assumptions used, and assessed whether the analysis provided by senior management or the expert is reasonable. Generally, good faith reliance does not require that the member question the honesty, competence and integrity of senior management or the expert unless there is a reason to doubt their honesty, competence and integrity.

The fundamental function of the Audit Committee is oversight. The responsibility for the Company’s financial statements and disclosure rests with senior management. It is not the duty of the Audit Committee to conduct investigations or to assure compliance with applicable legal and regulatory requirements. The Company’s independent auditor is responsible of the audit and review, as applicable, of the Company’s financial statements in accordance with applicable standards, laws and regulations.

In discharging its obligations under this Charter, the Audit Committee shall act in accordance with its fiduciary duties. Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Company or the members of the Audit Committee. This Charter is intended to comply with Section 803 of the NYSE MKT Company Guide (the “Company Guide”) and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended (“Rule 10A-3”).

2.	Membership
(a)	Members of the Audit Committee shall be appointed by the Board, on the recommendation of the Compensation and Corporate Governance Committee, and shall be made up of at least three (3) members of the Board.
(b)	The appointment of members of the Audit Committee shall take place annually at the first meeting of the Board after a meeting of shareholders at which directors are elected, provided that if the appointment of members of the Audit Committee is not so made, the directors who are then serving as members of the Audit Committee shall continue as members of the Audit Committee until their successors are appointed. The Board may appoint a member to fill a vacancy that occurs in the Audit Committee between annual elections of directors.
(c)	Any member of the Audit Committee may be removed from the Audit Committee by a resolution of the Board.
(d)	The Board shall appoint a Chair of the Audit Committee who shall be an independent non-executive director. In the absence of the Chair and/or an appointed deputy, the remaining members present shall elect one (1) of the members present to chair the meeting.
(e)	Each of the members of the Audit Committee shall (i) meet the standards of Director “independence” and (ii) shall be “financially literate”, in accordance with applicable legislation and stock exchange requirements, including Section 803 of the Company Guide and Rule 10A-3.
(f)	At least one member of the Audit Committee shall be considered “financial sophisticated” as such term is used in the Company Guide and shall meet the requirements of an “Audit Committee Financial Expert” as defined by the United States Securities and Exchange Commission (the “SEC”).
(g)	No member of the Audit Committee shall:
(i)	Accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries (other than remuneration for acting in his or her capacity as a director or Committee member) or be an “affiliated person” of the Company or any of its subsidiaries; or

(ii)	Concurrently serve on the audit committee of more than three (3) other public companies without the prior approval of the Audit Committee, the Compensation and Corporate Governance Committee and the Board and their determination that such simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee (which determination shall be disclosed in the Company’s annual management information circular).
3.	Meetings and Procedure
(a)	The General Counsel/Corporate Secretary or such other appropriate designee shall act as the Secretary of the Audit Committee.
(b)	The quorum necessary for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.
(c)	The powers of the Audit Committee may be exercised at a duly convened meeting at which a quorum of the Audit Committee is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution at a meeting of the Audit Committee.
(d)	Each member (including the Chair) is entitled to one (but only one) vote in Audit Committee proceedings.
(e)	The Audit Committee shall meet at least quarterly and more frequently as circumstances require at such times and places as the Chair of the Audit Committee may determine.
(f)	The Audit Committee shall meet separately, periodically, with senior management and the independent auditor and may request any member of the Company’s senior management or the Company’s independent auditor or outside counsel to attend meetings of the Audit Committee or with any members of, or advisors to, the Audit Committee. The Audit Committee will also meet in camera at each of its regularly scheduled meetings.
(g)	Meetings of the Audit Committee shall be summoned by the Secretary of the Audit Committee at the request of any of its members.
(h)	Unless otherwise agreed, notice of each meeting confirming the venue, time and date together with an agenda shall be forwarded to each member of the Audit Committee, the independent auditor and any other person requested or required to attend, no fewer than three (3) working days prior to the meeting, or such period as may be reasonably necessary in the circumstances as determined by the Chair. Supporting materials shall be sent to the members of the Audit Committee and to other attendees as appropriate, at the same time or at such time as is practicable to enable appropriate review.
(i)	The Secretary of the Audit Committee or appropriate designee shall minute the proceedings and resolutions of all Audit Committee meetings. Minutes of the Audit Committee meetings shall be circulated to all members of the Audit Committee for their approval in due course.
(j)	Except as otherwise provided in this Charter, the Audit Committee may form and delegate authority to individual members and subcommittees of the Audit Committee where the Audit Committee determines it is appropriate to do so.

4.	Responsibilities
4.1	Independent Auditor – The Audit Committee shall:
(a)	Recommend the appointment and the compensation of, and, if appropriate, the termination of the independent auditor, subject to such Board and shareholder approval as is required under applicable legislation and stock exchange requirements.
(b)	Obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Audit Committee.
(c)	Pre-approve all audit and non-audit services (including any internal control-related services) provided by the independent auditor (subject to any restrictions on such non-audit services imposed by applicable legislation, regulatory requirements and applicable policies of securities administrators) and adopt policies as it determines appropriate for the pre-approval of such services including procedures for the delegation of authority to provide such approval to one or more members of the Audit Committee.
(d)	Review the experience and qualifications of the senior members of the independent auditor’s team.
(e)	Oversee the work of the independent auditor, including the resolution of any disagreements between senior management and the independent auditor regarding financial reporting.
(f)	Review with the independent auditor:
(i)	The quality, as well as the acceptability of the accounting principles that have been applied;
(ii)	Any problems or difficulties the independent auditor may have encountered during the provision of its audit services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with senior management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to senior management and the Company’s response to that letter or communication; and
(iii)	Any changes to the Company’s significant auditing and accounting principles and practices suggested by the independent auditor or other members of senior management.
(g)	Obtain and review an annual report from the independent auditor regarding the independent auditor’s internal quality-control procedures outlining:
(i)	Any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five (5) years respecting one or more independent audits carried out by the firm;
(ii)	Any steps taken to deal with any such issues; and
(iii)	All relationships between the independent auditor and the Company.
(h)	Evaluate, annually, the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

(i)	Confirm with the independent auditor that it is in compliance with applicable legal, regulatory and professional standards relating to auditor independence.
(j)	Confirm with the independent auditor that it is a participating audit firm of the Canadian Public Accountability Board in compliance with all restrictions or sanctions imposed on it (if any).
(k)	Approve all engagements for accounting advice prepared to be provided by an accounting firm other than the independent auditor and review reports from senior management on tax advisory or other services provided by accounting firms other than the independent auditor.
(l)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.
4.2	Audit Process, Financial Statements and Related Disclosure and Internal Controls – The Audit Committee shall:
(a)	Meet with senior management and/or the independent auditor to review and discuss:
(i)	The planning and staffing of the audit by the independent auditor;
(ii)	Before public disclosure, the Company’s annual audited financial statements and quarterly financial statements, the Company’s accompanying disclosure of Management’s Discussion and Analysis, earnings and related press releases, the Company’s annual report to be filed with the SEC, the Company’s annual information form, management information circular, and any prospectus or registration statement and make recommendations to the Board as to their approval and dissemination of those statements and disclosure;
(iii)	Financial information and earnings guidance provided to analysts and rating agencies: this review need not be done on a case by case basis but may be done generally (consisting of a discussion of the types of information disclosed and the types of presentations made) and need not take place in advance of the disclosure;
(iv)	Any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the selection or application of accounting principles, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company’s financial statements;
(v)	All critical accounting policies and practices used;
(vi)	All alternative treatments of financial information within GAAP that have been discussed with senior management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor;
(vii)	The use of “pro forma” or “adjusted” non-GAAP information, - the effect of new regulatory and accounting pronouncements;
(viii)	The effect of any material off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise) on the Company’s financial statements;

(ix)	Any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Audit Committee in connection with certification of forms by the CEO and/or the CFO for filing with applicable securities regulators;
(x)	The adequacy of the Company’s internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel (including any fraud involving an individual with a significant role in internal controls or management information systems) and any special steps adopted in light of any material control deficiencies; and
(xi)	The adequacy of the Company’s procedures for the disclosure of any financial information extracted or derived from the Company’s financial statements.
4.3	Financial Risks – The Audit Committee shall:

Review with senior management the Company’s tolerance for financial risk and senior management’s assessment of the significant financial risks facing the Company as well as the guidelines and policies utilized by senior management with respect to financial risk assessment and management, and the procedures to monitor and control such exposures.

4.4	Compliance – The Audit Committee shall:
(a)	Review with senior management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company’s financial statements or accounting policies.
(b)	Review with the Company’s CFO and General Counsel legal matters that may have a material impact on the financial statements, the Company’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.
(c)	Review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any insider, related party or affiliate (“Related Party Transactions”), and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued.[1] The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation and Corporate Governance Committee. To avoid any confusion, the Audit Committee responsibilities identified in this subsection are the sole responsibility of the Audit Committee and may not be allocated by the Board to a different committee without revisions to this Charter.
(d)	Establish procedures for:
(i)	the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters; and

1 As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that has the power to exercise a controlling influence over the Company and its subsidiaries.

(ii)	the confidential, anonymous submission by employees of the Company with concerns regarding any accounting or auditing matters.
5.	Reporting
(a)	The Audit Committee shall report to the Board on a regular basis. The reports of the Audit Committee shall include any issues of which the Audit Committee is aware with respect to the quality or integrity of the Company’s financial statements, its compliance with legal or regulatory requirements, the performance and independence of the Company’s independent auditor and changes in financial risks.
(b)	The Audit Committee also shall prepare, as required by applicable law, any audit committee report required for inclusion in the Company’s publicly filed documents.
6.	Access to Management and Independent Advisors

In accordance with the Board Mandate, the Audit Committee shall have the power to retain (at the Company’s expense) and receive advice from special financial, legal, accounting or other independent advisors as the Audit Committee determines to be necessary to permit it to carry out its duties. The Audit Committee may also seek any information it requires directly from employees. Any meetings or contacts that an Audit Committee member wishes to initiate should normally be arranged through the CEO, the CFO or the General Counsel. The Audit Committee members will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company. The directors are normally expected to provide a copy or otherwise inform senior management as applicable of communications with employees of the Company.

7.	Annual Evaluation

Annually the Audit Committee shall, in a manner it determines to be appropriate:

(a)	Conduct a review and evaluation of the performance of the Audit Committee and its members, including the compliance of the Audit Committee with this Charter.
(b)	Review and assess the adequacy of this Charter and any position description for its committee Chair and recommend to the Board any improvements to this Charter or the position description that the Audit Committee determines to be appropriate, except for minor technical amendments to this Charter, authority for which is delegated to the General Counsel/Corporate Secretary, who will report any such amendments to the Board at its next regular meeting.

***

Approved by the Board of Directors on April 3, 2020